    Exhibit 2.1

STOCK PURCHASE AGREEMENT

BY AND AMONG

HCP ED HOLDINGS, LLC,

HCP ED HOLDINGS, INC.

MICHIGAN INSTITUTE OF AERONAUTICS, INC.
D/B/A MIAT COLLEGE OF TECHNOLOGY,

AND

UNIVERSAL TECHNICAL INSTITUTE, INC.

March 29, 2021

TABLE OF CONTENTS	PAGE
Section 6.25 Bank Accounts	48
Section 6.26 Transactions with Affiliates, Stockholders, Officers, Directors and Others	49
Section 6.27 Privacy and Data Security	49
Section 6.28 Absence of Questionable Payments	50
Section 6.29 PPP Loan	50
Section 6.30 Solvency	50
Article VII REPRESENTATIONS AND WARRANTIES RELATING TO THE PURCHASER	50
Section 7.1 Due Organization; Good Standing; Corporate Power	50
Section 7.2 Authority and Enforceability	51
Section 7.3 No Defaults or Conflicts	51
Section 7.4 Proceedings	51
Section 7.5 Investment Representations	51
Section 7.6 Financial Ability..	52
Section 7.7 Regulatory Qualifications.	52
Article VIII PRE-CLOSING COVENANTS	53
Section 8.1 Operating Covenants	53
Section 8.2 Restrictions on the Conduct of the Business Pending Closing	53
Section 8.3 Access to Information	53
Section 8.4 Supplemental Financial Statements; Regulatory Filings	54
Section 8.5 Approvals and Consents	54
Section 8.6 Confidentiality	55
Section 8.7 Cooperation	55
Section 8.8 Exclusivity	56
Section 8.9 R&W Insurance Policy	56
Section 8.10 D&O Insurance..	56
Section 8.11 Termination of 401(k) Plan..	56
Section 8.12 Section 280G.	56
Article IX OTHER COVENANTS AND AGREEMENTS	57
Section 9.1 Records	57
Section 9.2 Further Assurances	57
Section 9.3 Confidentiality	55
Section 9.4 Termination of Affiliate Obligations	58
Section 9.5 Restrictive Covenants	58
Section 9.6 R&W Insurance Policy..	59
Section 9.7 Release.	59
Article X CONDITIONS PRECEDENT TO THE CLOSING	60
Section 10.1 Conditions to the Obligations of the Parties to Close	60
Section 10.2 Conditions to the Obligation of the Purchaser to Close	60
Section 10.3 Conditions to the Obligation of the Seller to Close	62
Article XI TAX RELATED MATTERS	62
Section 11.1 Preparation and Filing of Tax Returns	62
Section 11.2 Allocation of Taxes.	63

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is made this 29th day of March, 2021 by and among Universal Technical Institute, Inc., a Delaware corporation (the “Purchaser”), HCP Ed Holdings, LLC, a Delaware limited liability company (“Seller”), HCP Ed Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of Seller (the “Company”), and Michigan Institute of Aeronautics, Inc., a Michigan corporation d/b/a MIAT College of Technology (“MIAT”).
BACKGROUND

A.    The Seller owns all of the issued and outstanding shares of capital stock of the Company (the “Shares”), and the Company owns all of the issued and outstanding shares of capital stock of MIAT, and MIAT owns and operates the School.
B.    The Seller desires to sell all of the Shares to the Purchaser and the Purchaser desires to acquire all of the Shares from the Seller on the terms and subject to the conditions set forth herein.
C.     (i) Each of the campus presidents and MIAT’s Vice President of Finance and Strategic Operations (each, a “Key Employee”) has executed and delivered a retention agreement with MIAT, dated as of the date hereof, (ii) each Key Employee and Gail Myers (each, an “Optionholder”) has executed and delivered an option cashout agreement with MIAT and the Company (each, an “Option Cashout Agreement”), dated as of the date hereof, and (iii) Charles A. Hawes Revocable Trust u/a/d July 27, 2010 (the “Warrantholder”) has executed and delivered a warrant cashout agreement with MIAT and the Company (the “Warrant Cashout Agreement”), dated as of the date hereof, all of which shall become effective as of and contingent on the occurrence of the Closing.
TERMS

NOW, THEREFORE, in consideration of the foregoing and of the mutual promises, covenants, representations, warranties, and agreements herein contained, and intending to be legally bound hereby, the Seller, the Company and the Purchaser agree as follows:
ARTICLE I
DEFINITIONS

Section 1.1    Definitions
. As used herein, the capitalized terms set forth below shall have the following respective meanings. Any such terms, unless the context otherwise requires, may be used in the singular or plural, depending upon the reference.
“2020 Tax Acts” means The Families First Coronavirus Response Act (Pub. L. 116-127), the CARES Act, and any U.S. executive order relating to the deferral of U.S. federal payroll taxes, and includes any Treasury regulations or other official guidance promulgated with respect to the foregoing.
“280G Approval” has the meaning set forth in Section 8.12.
“Accounts” has the meaning set forth in Section 6.15(g).

“Accrediting Body” means the Accrediting Commission of Career Schools and Colleges.
“Adjusted EBITDA” means, with respect to a calculation period, the consolidated net income before interest, income taxes, depreciation and amortization of the Company and its Subsidiaries for such period, determined in accordance with GAAP but applied and calculated in a manner consistent with the EBITDA calculation derived from the Year-End Financial Statements for the most recent fiscal year end, adjusted to include/exclude the matters listed on Section 1.1A of the Disclosure Memorandum. A sample calculation of the Adjusted EBITDA of the Company and its Subsidiaries as of the Balance Sheet Date, as well as a sample calculation of the Base Purchase Price based on such Adjusted EBITDA, is set forth on Section 1.1A of the Disclosure Memorandum.
“Affiliate” means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such specified Person.
“Agreement” has the meaning set forth in the introduction to this document.
“Alternative Transaction” has the meaning set forth in Section 8.8.
“Assets” means all of the Company’s and its Subsidiaries’ rights, assets and properties of every kind and nature that are used in the operation of the Business by the Company and its Subsidiaries, including all property, tangible and intangible, real, personal or mixed, inventory, Intellectual Property, accounts receivable, prepayments, Contracts, Claims, Curricula, Permits and Records of the Company and its Subsidiaries.
“Balance Sheet Date” means December 31, 2020.
“Base Purchase Price” means an amount, not to exceed $26.0 million, equal to (a) the Adjusted EBITDA of the Company and its Subsidiaries for the twelve (12) month period ended as of the end of the calendar quarter that ends at least twenty (20) days prior to the delivery of the Pre-Closing Calculation, as finally agreed pursuant to Section 3.1, multiplied by (b) seven (7).
“Benefit Plan” has the meaning set forth in Section 6.16(a).
“Business” means owning and operating, through the MIAT, the School.
“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by law to be closed in Phoenix, Arizona.
“Canton Campus” means the School’s campus located at 2955 Haggerty Road, Canton, Michigan 48188.
“Canton Lease” means the Lease Agreement by and between MIAT and Benzing Properties LLC for MIAT’s lease of the Canton Campus, on terms reasonably satisfactory to the Purchaser and in substantially the form of Exhibit A.
“CTA” means Career Training Academy, Inc., a Pennsylvania corporation and a wholly owned Subsidiary of the Company.
“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116–136).

“Claim” means any written demand, claim or complaint by any Person alleging actual or potential liability, obligation or responsibility.
“Claim Notice” has the meaning set forth in Section 12.4(a).
“Closing” means the act of consummating the transactions contemplated to occur hereunder on the Closing Date pursuant to Article V.
“Closing Adjustment” has the meaning set forth in Section 4.1(a).
“Closing Adjustment Escrow Account” means the account to hold the Closing Adjustment Escrow Amount established by the Escrow Agent pursuant to the Escrow Agreement.
“Closing Adjustment Escrow Amount” means $500,000 to be held by the Escrow Agent in the Escrow Account in accordance with the terms of this Agreement and the Escrow Agreement.
“Closing Date” means, unless the parties hereto otherwise agree, the second Business Day following the date on which all conditions set forth in Article X (other than those conditions that may only be satisfied by the delivery of documents, the payment of money, or the taking of other actions at the Closing itself) have been satisfied or waived by the party or parties hereto entitled to the benefit thereof; provided, that if the Closing would occur after the fifteenth (15th) day of the month in which the conditions to Closing set forth in Article X are so satisfied or waived, then, upon the written direction of the Purchaser, the Closing shall occur on the first (1st) Business Day of the immediately following month, or (b) on such other date or at such other place or time as may be mutually agreed to by the parties hereto.
“Closing Indebtedness” means the amount of all Indebtedness of the Company and its Subsidiaries as of the Determination Time.
“Closing Purchase Price” has the meaning set forth in Section 3.1.
“Closing Working Capital” means the Working Capital of the Company and its Subsidiaries as of the Determination Time. A sample calculation of the Closing Working Capital of the Company and its Subsidiaries as of the Balance Sheet Date is set forth on Section WC of the Disclosure Memorandum
“COBRA” means Title X of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and any similar state law.
“Code” means the U.S. Internal Revenue Code of 1986, as amended.
“Company” has the meaning set forth in the in the introduction to this Agreement.
“Company Material Adverse Effect” means, as to the Company and its Subsidiaries, any change, development, impact or event that has a material adverse effect on the business, operations, condition (financial or otherwise), Assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole, except for those related to an Excluded Matter.
“Company Intellectual Property” has the meaning set forth in Section 6.15(a).
“Company Owned Intellectual Property” means all Intellectual Property owned by the Company or its Subsidiaries.

“Company’s Knowledge”, “Knowledge of the Company” or “Knowledge”, or words of similar import, means, as to a particular matter, the knowledge of each of Jennifer Paugh, John Willis, Pete Kostiuk and Gail Myers, after due inquiry.
“Compliance Date” means July 1, 2017.
“Confidential Information” means, with respect to a particular Person and its Affiliates, all information of a confidential or proprietary nature (whether or not specifically labeled or identified as “confidential”), in any form or medium, that relates to the business, products, or research and development of such Person or its Affiliates, including the following: (a) internal business and financial information; (b) identities of, individual requirements of, specific contractual arrangements with, and information about, suppliers, distributors or customers; (c) trade secrets, know-how, analyses, techniques, systems, formulae, research and development information, Records, reports, manuals, drawings, specifications, designs, plans, proposals, technical data, documentation, models, data and databases relating thereto, manufacturing processes and techniques, financial and marketing plans and customer and supplier lists and information; and (d) inventions, innovations, improvements, developments and methods (whether or not patentable). Notwithstanding the foregoing, “Confidential Information” shall not include information, data, knowledge or know-how that (i) enters the public domain through no violation of this Agreement by the party (or its Affiliates), or any of their respective representatives or agents; (ii) is received from a third party not under obligation of confidentiality to the party (or its Affiliates), or any of their respective representatives or agents, which has the obligation of confidentiality; or (iii) is independently developed without reliance on any Confidential Information.
“Consents” means all consents, permits or approvals of, or filings or notices to, Governmental Entities and other third parties necessary to permit the transfer of the Shares to the Purchaser or otherwise to consummate the transactions contemplated by this Agreement and the Transaction Documents, but excluding Educational Consents and the DOE Pre-Acquisition Review Response.
“Contract” means, with respect to a particular Person, any written or oral contract, agreement, commitment, note, bond, pledge, lease, mortgage, guaranty, indenture, option, instrument, obligation or commitment that is legally binding on such Person or its property.
“Control” means, with respect to a particular Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise (the terms “Controlled by” and “under common Control with” shall have correlative meanings).
“Controlling Party” has the meaning set forth in Section 12.5(e).
“CRRSAA” means the Coronavirus Response and Relief Supplemental Appropriations Act, 2021 (Pub. L. 116-260).
“Current Assets” means the current assets of the Company and its Subsidiaries, including cash and cash equivalents, accounts receivable (net of reserves for bad debt), inventory and other current assets, but excluding all current and deferred Tax assets, all as calculated in accordance with Schedule WC; provided, however, that for the purposes of calculating “Closing Working Capital,” the amount of Current Assets attributable to accounts receivable shall not exceed fourteen percent (14%) of the Company’s consolidated revenue for the twelve (12) month period ended as of the calendar month end immediately prior to the Closing.

“Current Liabilities” means the current liabilities of the Company and its Subsidiaries, including accounts payable, accrued expenses, deferred revenue, and other current liabilities, but excluding all current and deferred Tax liabilities, Closing Indebtedness and, to the extent paid at Closing, Transaction Fees, all as calculated in accordance with Schedule WC.
“Curricula” shall mean the curricula used in the educational programs of the School in the form of computer programs, applications and files, slide shows, texts, films, videos or any other form or media, including the following items: (i) course objectives; (ii) lesson plans; (iii) exams and other assessments; (iv) class and lab materials (including interactive or computer-aided materials); (v) faculty notes; (vi) course handouts, (vii) diagrams; (viii) syllabi; (ix) sample externship and placement materials; (x) course and faculty evaluation materials; (xi) policy and procedure manuals and (xiii) other related materials and information. The Curricula shall also include all Intellectual Property relating to the above-listed items and all periodic updates or revisions to the Curricula as developed or used by the Company or any Subsidiary during its period of operation of the School.
“D&O Policy” has the meaning set forth in Section 5.2(a)(xiii).
“Debt Payoff Recipient” has the meaning set forth in Section 3.3(a).
“Deductible Amount” has the meaning set forth in Section 12.3(a).
“Determination Date” means the date on which the Base Purchase Price, the Closing Working Capital, the Closing Indebtedness, and the Transaction Fees, as applicable, and the resulting revised Purchase Price and Closing Adjustment become final, binding and conclusive in accordance with Section 4.1(b).
“Determination Time” means as of 11:59 p.m. on the day prior to the Closing; provided, that, notwithstanding the foregoing, all effects arising from the consummation of the transactions contemplated hereby will be disregarded for the purposes of making any determination as of the Determination Time.
“Disclosure Memorandum” means the disclosure schedules delivered by the Seller to the Purchaser in connection with the execution and delivery of this Agreement, a copy of which is attached hereto as Exhibit B.
“Dispute Notice” has the meaning set forth in Section 12.4(b).
“Disputed Line Items” has the meaning set forth in Section 4.1(b).
“DOE” means the United States Department of Education and any successor agency administering student financial assistance under Title IV.
“DOE Pre-Acquisition Review Response” means written correspondence from the DOE following its abbreviated form of pre-acquisition review of an application filed by the School with respect to its prospective change in ownership as contemplated by the Transaction.
“Educational Agency” means any Person, entity or organization, whether governmental, government-chartered, tribal, private or quasi-private, that engages in granting or withholding Educational Approvals for, administers Student Financial Assistance Programs to or for students of, or otherwise regulates, postsecondary institutions in accordance with standards relating to the performance, operation, financial condition, or academic standards of such institutions, including the DOE, the FAA, any Accrediting Body, and any State Educational Agency.
“Educational Agency Action” has the meaning set forth in Section 6.23(f).
“Educational Approval” means any license, permit, authorization, certification, accreditation or similar approval issued or required to be issued by an Educational Agency to the School, or with respect to its locations, programs or courses, including any such approval for the School to participate in any Student Financial Assistance Program offered by an Educational Agency pursuant to which student financial assistance, grants or loans are provided to or on behalf of the School’s students by such Educational Agency.
“Educational Consent” means any filing, notice, report, consent, registration, approval, permit or authorization required to be made with or obtained from any Educational Agency in connection with the execution, delivery, or performance of this Agreement or the consummation of the transactions contemplated by this Agreement, whether before or after the Closing, in order to maintain, continue or reinstate any Educational Approval presently held by the School.
“Educational Law” means any federal, state, municipal, foreign or other law, regulation, order, Accrediting Body standard or other written requirement applicable thereto, including the provisions of Title IV, FERPA, and any regulations or written guidance implementing or relating thereto, issued or administered by, or related to, any Educational Agency.
“Enforceability Exceptions” means applicable bankruptcy, insolvency, reorganization or other similar Legal Requirements relating to or affecting the enforcement of creditors’ rights generally and by principles of equity regarding the availability of remedies.
“Environment” means any environmental medium, including ambient air, indoor air, surface water, groundwater, drinking water, sediment and surface and subsurface strata.
“Environmental Claim” means any Claim, Proceeding, Order, Lien, fine, penalty, or, as to each, any settlement or judgment arising therefrom, by or from any Person alleging Loss of whatever kind or nature (including Loss or responsibility for the costs of enforcement proceedings, investigations, clean-up, governmental response, removal or remediation, monitoring, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from: (a) the presence, Release of, or exposure to, any Hazardous Materials; or (b) any actual or alleged non-compliance with any Environmental Law or term or condition of any Environmental Permit.
“Environmental Law” means any applicable Legal Requirement, and any Order or binding agreement with any Governmental Entity: (a) relating to pollution (or the clean-up thereof) or the protection of natural resources, endangered or threatened species, human health, or the Environment; or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, labelling, disposal or remediation of any Hazardous Materials.
“Environmental Notice” means any written directive, notice of violation or infraction, or notice respecting any Environmental Claim relating to actual or alleged non-compliance with any Environmental Law or any term or condition of any Environmental Permit.

“Environmental Permit” means any and all material Permits required to be issued to the Company or any Subsidiary thereof in connection with the operation of the Business in accordance with applicable Environmental Laws.
“Equity Interests” means, with respect to any Person, any shares of capital stock, limited liability company membership interests or other ownership or profit interests in such Person.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder or with respect thereto.
“ERISA Affiliate” means (a) a member of any “controlled group” (as defined in Section 414(b) of the Code) of which the Company or any of its Subsidiaries is a member, (b) a trade or business, whether or not incorporated, under common control (within the meaning of Section 414(c) of the Code) with the Company or any of its Subsidiaries, (c) a member of any affiliated service group (within the meaning of Section 414(m) of the Code) of which the Company or any of its Subsidiaries is a member, or (d) an entity required to be aggregated with the Company pursuant to Section 414(o) of the Code.
“Escrow Agent” means Western Alliance Bank, in its capacity as escrow agent under the Escrow Agreement, or such other Person acting in such capacity that is agreed to in writing by both the Purchaser and the Seller.
“Escrow Agreement” means the Escrow Agreement by and among the Purchaser, the Seller and the Escrow Agent, in substantially the form of Exhibit C.
“Escrow Termination Date” has the meaning set forth in Section 12.7(c).
“Estimated Closing Statement” has the meaning set forth in Section 3.1.
“Estimated Closing Indebtedness” has the meaning set forth in Section 3.1.
“Estimated Closing Working Capital” has the meaning set forth in Section 3.1.
“Excess Amount” has the meaning set forth in Section 4.2(a).
“Excluded Matter” means any one or more of the following: (a) any change in the United States or foreign economies or securities or financial markets in general; (b) any change that generally affects the industry in which the Company or its Subsidiaries operates, including, without limitation, any change in Educational Laws or other binding Orders issued by any Governmental Entity or Educational Agency; (c) any change arising in connection with earthquakes, tsunamis, tornados, hurricanes, hostilities, infectious disease (including COVID-19), acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway as of the date hereof; (d) the execution, delivery or performance of this Agreement, or the announcement thereof in accordance with Section 14.15; and (e) any changes in Legal Requirements, GAAP or in the authoritative interpretations thereof or in regulatory or interpretative guidance related thereto; provided, that the matters set forth in clauses (a) through (c) and (e) above shall not be considered Excluded Matters if they have a disproportionate impact on the Company or any of its Subsidiaries, taken as a whole, relative to the other companies in the industries or industry segments in which the Company and its Subsidiaries operate.
“FAA” means the Federal Aviation Administration.

“FERPA” means the Family Educational Rights and Privacy Act of 1974, as amended.
“FMLA” means the Family Medical Leave Act of 1993, as amended.
“Fraud” means actual common law fraud as defined under Delaware law.
“Fundamental Representations” has the meaning set forth in Section 12.2(a).
“GAAP” means generally accepted accounting principles in the United States, applied on a consistent basis throughout the periods involved.
“GAAS” means auditing standards generally accepted in the United States.
“GAGAS” means generally accepted government auditing standards issued by the Comptroller General of the United States.
“Governmental Entity” means any government or political subdivisions thereof, court, arbitral tribunal, administrative agency or commission or any other governmental or regulatory body, instrumentality or authority, whether domestic (federal, state or local) or foreign, except that it does not mean an Educational Agency.
“Hazardous Materials” means: (a) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or manmade, that is hazardous, acutely hazardous, carcinogenic, mutagenic, toxic (including detrimental to fertility or causing reproductive harm), or words of similar import or regulatory effect under Environmental Laws; and (b) any petroleum or petroleum-derived products, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation, and polychlorinated biphenyls.
“HEA” means the Higher Education Act of 1965, 20 U.S.C. § 1001 et seq., as amended, or successor statutes thereto.
“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended.
“Indebtedness” means, with respect to the Company and its Subsidiaries, without duplication, (a) any indebtedness for borrowed money or issued in substitution for or exchange of indebtedness for borrowed money of the Company and/or its Subsidiaries; (b) any indebtedness evidenced by any note, bond, debenture or other debt security issued or executed by the Company and/or its Subsidiaries; (c) any indebtedness for the deferred purchase price of property or services with respect to which the Company and/or its Subsidiaries is liable, contingently or otherwise, as obligor or otherwise (other than trade payables and other Current Liabilities incurred in the Ordinary Course); (d) any obligations under leases capitalized in accordance with GAAP with respect to which the Company and/or its Subsidiaries is liable as obligor, guarantor or otherwise, or with respect to which liabilities a Person assures a creditor against loss; (e) any obligations or liabilities of another Person secured by a Lien (other than Permitted Liens) on the Assets; (f) any payables (including dividends, distributions and guaranteed payments) that are payable by the Company to the Seller or its Affiliates; (g) letters of credit or bankers acceptances to the extent drawn and as to which the Company and/or its Subsidiaries has any obligation (other than standby letters of credit); (h) any liability or obligation related to unclaimed property subject to escheatment; (i) any obligations under currency swap, interest rate hedge or other hedging agreements or arrangements; (j) accrued but unpaid bonuses or other amounts due or otherwise payable to any employee or Seller

(including the employer portion of any Taxes thereon); (k) any unpaid Pre-Closing Taxes as of the Closing; (l) any related accrued and unpaid interest, fees and prepayment premiums on any of the foregoing; and (m) any guarantee by the Company and/or its Subsidiaries of any of the foregoing obligations of another Person.
“Indemnification Escrow Account” means the account to hold the Indemnification Escrow Amount established by the Escrow Agent pursuant to the Escrow Agreement.
“Indemnification Escrow Amount” means $750,000 to be held by the Escrow Agent in the Indemnification Escrow Account in accordance with the terms of this Agreement and the Escrow Agreement.
“Indemnified Party” has the meaning set forth in Section 12.4(a).
“Indemnifying Party” means the party obligated to provide indemnification under Article XII.
“Initial Release Date” has the meaning set forth in Section 12.7(b).
“IT Systems” has the meaning set forth in Section 6.15(e).
“Initial Calculation” has the meaning set forth in Section 4.1(a).
“Intellectual Property” means all intellectual property and proprietary rights in any jurisdiction throughout the world, including: (a) patents and patent applications, and other governmental grants for the protection of inventions, and any and all divisions, continuations, continuations-in-part, reissues, continuing patent applications, reexaminations, and extensions thereof, any counterparts claiming priority therefrom, utility models, patents of importation/confirmation, certificates of invention, certificates of registration and like rights; (b) trademarks, trademark registrations, trademark rights and renewals thereof, trade names, trade name rights, trade dress, corporate names, logos, slogans, all service marks, service mark registrations and renewals thereof, service mark rights, and all applications to register any of the foregoing, together with the goodwill associated with each of the foregoing; (c) copyrights (registered or unregistered) and registrations and applications for registration thereof, and copyrightable works; (d) Software; (e) mask works and registrations and applications for registration thereof; (f) Internet domain names; (g) trade secret rights associated with confidential and proprietary information, including recipes, trade secrets, processes, methods, formulae, inventions (whether patentable or unpatentable and whether or not reduced to practice), invention disclosures, know how, methods, layouts, designs, and Technology; (h) any registrations or applications for registration for any of the foregoing, including any provisionals, divisions, continuations, continuations-in-part, renewals, reissuances, re-examinations and extensions (as applicable); (i) analogous rights to those set forth above; and (j) rights to sue for past, present, and future infringement of the rights set forth above.
“Intellectual Property Licenses” has the meaning set forth in Section 6.15(a).
“Interim Period” means the period beginning on the date hereof and ending on the earlier of the Closing Date and the date on which this Agreement is terminated in accordance with Section 13.1.
“Internal Revenue Service” means the Internal Revenue Service of the U.S. federal government.
“Key Employee” has the meaning set forth in the Recitals.

“Leased Improvements” has the meaning set forth in Section 6.21(a).
“Leased Real Property” has the meaning set forth in Section 6.21(a).
“Legal Requirement” means any statute, law (including common law), ordinance, constitution, treaty, rule, code, code of conduct, self-regulatory guidelines, guidance, regulation or other requirement or rule of law, enacted or promulgated by any Governmental Entity.
“Liens” means liens, pledges, charges, security interests, mortgages, easements, servitudes, options, deeds of trust, preemptive rights, voting trust or agreement, restriction on use or transfer or other encumbrances (other than those under applicable federal, state and foreign securities laws).
“Loss” or “Losses” means actions, demands, suits, assessments, deficiencies, judgments, fines, penalties, losses, damages, Taxes, liabilities, costs, obligations, and out-of-pocket expenses (including interest, penalties, reasonable fees and expenses of counsel, consultants and experts as necessary with respect thereto, and all amounts paid to third parties in investigation, defense or settlement of any of the foregoing).
“Made Available” means included in the electronic data room for Project Commodore hosted by Datasite at least three (3) Business Days prior to the date of this Agreement.
“Material Contracts” has the meaning set forth in Section 6.14(b).
“MIAT Incentive Plan” has the meaning set forth in Section 6.2(c).
“Non-Controlling Party” has the meaning set forth in Section 12.5(e).
“Nondisclosure Agreement” means the non-disclosure agreement dated October 16, 2020, by and between the Company and the Purchaser.
“Notice of Disagreement” has the meaning set forth in Section 4.1(b).
“Option Cashout Agreement” has the meaning set forth in the Recitals.
“Optionholder” has the meaning set forth in the Recitals.
“Order” means any award, decision, judgment, order, ruling, writ, pronouncement, decree, determination, subpoena, or verdict entered, issued, made, or rendered by any Governmental Entity.
“Ordinary Course” means, when used with reference to the Company and its Subsidiaries or the Purchaser, the ordinary course of their respective businesses, consistent with past practices.
“Organizational Documents” means, with respect to any Person, the certificate or articles of incorporation or formation, and the limited liability company agreement or operating agreement or bylaws (or similar charter, formation or other governing documents of such Person).
“Outside Date” has the meaning set forth in Section 13.1(b).
“Permits” means, with respect to a particular Person, all licenses, permits, franchises, approvals, authorizations, consents or Orders of, or filings with, any Governmental Entity required to be used in the conduct of such Person’s business or the consummation by such Person of the transactions contemplated hereby.
“Permitted Liens” means: (a) Liens for Taxes, assessments, charges, levies or other Claims not yet due and payable or being contested in good faith for which adequate reserves have been established in accordance with GAAP; (b) materialmen’s, mechanics’, landlords’, carriers’, workmen’s and repairmen’s Liens arising in the Ordinary Course or for sums not yet due and payable or that are being contested in good faith for which adequate reserves have been established in accordance with GAAP; (c) with respect to the Leased Real Property, (i) statutory, common law and contractual landlord’s Liens under any Real Property Lease, (ii) such imperfections or irregularities of title, declarations, covenants, easements, rights-of-way, building or use restrictions, prescriptive rights, protrusions, rights and party walls, conditions, ordinances, charges or encumbrances or similar restrictions existing of record, relating to the Leased Real Property that do not interfere with the present use by the Company and its Subsidiaries of the Leased Real Property, (iii) zoning, building, entitlement and other land use or Environmental Laws or regulations pertaining to the Leased Real Property that do not interfere with the present use by the Company and its Subsidiaries of the Leased Real Property, and (iv) any and all Liens encumbering the underlying fee interest of the Leased Real Property; (d) restrictions on transfer arising under applicable state and federal securities laws; (e) Liens arising from actions or omissions by the Purchaser or any of its Affiliates and (f) Liens set forth on Section 1.1C of the Disclosure Memorandum.
“Person” means any natural person, a sole proprietorship, a corporation, a partnership, a limited liability company, a joint venture, an association, a trust, or any other entity or organization, including a Governmental Entity or Educational Agency.
“Personal Information” means any information which can directly identify a single individual, including an individual’s: (a) personally identifiable information (e.g., name, address, telephone number, email address, financial account number, government-issued identifier, and any other data used or intended to be used to identify, contact or precisely locate a person, device or household under applicable Privacy Laws and Requirements), (b) internet protocol address or other persistent or unique identifier and (c) “personal information” or “personal data” as defined under applicable Privacy Laws and Requirements.
“Post-Closing Educational Consent” means any of those Educational Consents which, pursuant to applicable Educational Law, must be effectuated or obtained following the Closing, as set forth on Section 6.23(l)(ii) of the Disclosure Memorandum.
“PPA” means a Program Participation Agreement issued to the School by the DOE, and countersigned by or on behalf of the Secretary of the DOE, evidencing the DOE’s certification of the School to participate in the Title IV Programs.
“PPPA” means a Provisional Program Participation Agreement issued to the School post-Closing and countersigned by or on behalf of the Secretary of the DOE, evidencing the DOE’s certification of the School to continue its Title IV Program participation following consummation of the Transaction.
“PPP Loan” means the loan in the principal amount of $1,659,870 received by the Company and its Subsidiaries pursuant to the Paycheck Protection Program administered by the Small Business Administration under Division A, Title I of the CARES Act.
“Pre-Closing Calculation” has the meaning set forth in Section 3.1.

“Pre-Closing Date Returns” means Tax Returns of the Company and its Subsidiaries for any Pre-Closing Tax Period which are due (after taking into account any permissible extensions) after the Closing Date.
“Pre-Closing Educational Consent” means any of those Educational Consents which, pursuant to applicable Educational Law, must be effectuated or obtained prior to the Closing, as set forth on Section 6.23(l)(i) of the Disclosure Memorandum.
“Pre-Closing Taxes” means (a) all Taxes imposed on the Company and its Subsidiaries with respect to any Pre-Closing Tax Period (less any deposits made by the Company and its Subsidiaries prior to the Closing Date), including (i) with respect to any Straddle Period, all Taxes imposed on the Company and its Subsidiaries that are allocable, pursuant to Section 11.2, to the portion of such Straddle Period ending on the Closing Date, and (ii) any Taxes that would have been due or payable on or prior to the Closing Date but for any provision of the 2020 Tax Acts, and treating any advance payments or other prepaid amounts received or arising in any Pre-Closing Tax Period as subject to Tax in such period regardless of when actually recognized for income Tax purposes; (b) Taxes imposed on the Company and its Subsidiaries as a result of being or having been a member of any group filing any Tax Return on an affiliated, consolidated, combined or unitary basis for any Pre-Closing Tax Period, including pursuant to Section 1.1502-6 of the U.S. Treasury Regulations or any corresponding or similar provision of state, local or non-U.S. Legal Requirements; (c) Taxes of any other Person for which the Company and its Subsidiaries is liable as a transferee or successor or by operation of law as a result of a transaction or event occurring prior to the Closing or pursuant to any Contract entered into prior to the Closing; and (d) Transfer Taxes.
“Pre-Closing Tax Period” means (a) any taxable period ending on or before the Closing Date, and (b) with respect to any Straddle Period, the portion of such Straddle Period ending on the Closing Date.
“Preferred Shares” has the meaning set forth in Section 6.2(b).
“Prime Rate” means the rate of interest published as the “Prime Rate” in the “Money Rates” column of the Eastern Edition of The Wall Street Journal (or the average of such rates if more than one rate is indicated) on the Closing Date.
“Privacy Laws and Requirements” means all Legal Requirements, self-regulatory frameworks and requirements related to privacy, security and data protection or the transmission, interception, recording or monitoring of communications, marketing and advertising, consumer preference, biometric, genetic, health and insurance laws, and PCI-DSS regulatory standards, including the collection, processing, storage, protection, use and disclosure of Personal Information, as well as applicable privacy, data protection, security breach and identity theft notification laws of any applicable jurisdiction, (including contractual obligations applicable to Personal Information or the access thereto or use, processing, protection, availability or transfer thereof, the Company’s and each Subsidiary’s internal and public-facing privacy policies, and third party privacy policies which the Company or its Subsidiaries (or any Person on its behalf) has been contractually obligated to comply with). Privacy Laws and Requirements shall also include, without limitation: the California Consumer Privacy Act of 2018, the Telephone Consumer Protection Act, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, and all other similar federal, state, and local laws.

“Proceeding” means any pending or threatened action, cause of action, demand, litigation, notice of violation, citation, summons, subpoena or right in action, claim, change, lawsuit, arbitration, mediation or other similar proceeding pending before any Governmental Entity or arbitrator.
“Purchase Price” has the meaning set forth in Section 2.1(b).
“Purchaser” has the meaning set forth in the introduction to this Agreement.
“Purchaser Indemnified Parties” means the Purchaser, the Company, the Company Subsidiaries and any of their respective stockholders, officers, directors, employees, and Subsidiaries and any of the respective successors, assigns and estates of any of the foregoing.
“Purchaser Representatives” has the meaning set forth in Section 8.3.
“Qualified Benefit Plan” has the meaning set forth in Section 6.16(b).
“Real Property Lease” or “Real Property Leases” has the meaning set forth in Section 6.21(a).
“Released Claims” has the meaning set forth in Section 9.7(a).
“Released Party” has the meaning set forth in Section 9.7(a).
“Releasing Parties” has the meaning set forth in Section 9.7(a).
“Records” means all records, documents and lists pertaining to the Assets, the Business, the School or liabilities of the Company and its Subsidiaries, including lists of customers, suppliers or personnel, all product, business and marketing plans and all books, ledgers, files and business records, but excluding all documents that are subject to attorney-client, work product or similar privileges.
“Release” means any actual or threatened release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing or allowing to escape or migrate into or through the Environment, but excluding the normal application of household chemicals such as paint, cleaning fluids, pesticides, herbicides and fertilizers.
“Registered Intellectual Property” has the meaning set forth in Section 6.15(a).
“Reps and Warranties Escrow Amount” has the meaning set forth in Section 12.3(b)(i).
“Required Consent” has the meaning set forth in Section 5.2(a)(iv).
“Restricted Parties” has the meaning set forth in Section 9.5(a).
“R&W Insurance Policy” means that certain Purchaser-Side Representations and Warranties Insurance Policy with policy number 8063512 (as it may be amended, modified or otherwise supplemented from time to time), with a policy limit equal to $5,000,000 and a deductible (or “retention”) amount equal to $300,000.
“R&W Insurance Policy Binder” means that certain conditional binder for the R&W Insurance Policy, including the substantially complete form of R&W Insurance Policy, attached hereto as Exhibit D.

“Representatives” means, with respect to any Person, any director, manager, officer, agent, employee, general partner, member, stockholder, advisor or representative of such Person.
“School” means the proprietary institution of higher education known as “Michigan Institute of Aviation and Technology” or “MIAT College of Technology” which has been issued Office of Postsecondary Education Identification Number 020603 by the DOE, including the main campus and any other campus, branch, satellite location or other facility at which it offers all or any portion of an educational program.
“Section 409A” has the meaning set forth in Section 6.20(m).
“Securities Act” means the Securities Act of 1933, as amended.
“Security Incident” has the meaning set forth in Section 6.15(e).
“Seller Amount” has the meaning set forth in Section 3.3(g).
“Seller Indemnified Parties” means the Seller and its Affiliates (other than the Company and its Subsidiaries) and any of their respective partners, members, stockholders, managers, officers, directors, employees and any of the respective successors, assigns and estates of any of the foregoing.
“Seller Material Adverse Effect” means, as to the Seller, any change, development, impact or event that has a material adverse effect on the ability of the Seller to consummate the transactions contemplated by this Agreement or perform its obligations under this Agreement and the other Transaction Documents to which the Seller is a party.
“Seller” has the meaning set forth in the introduction to this Agreement.
“Settlement Accountant” has the meaning set forth in Section 4.1(b).
“Shares” has the meaning set forth in the Background of this Agreement.
“Shortfall Amount” has the meaning set forth in Section 4.2(b).
“Shrink-Wrap Software” means any generally commercially available Software, in object code form, that is available for a cost of not more than U.S. $25,000 for a perpetual license (or $10,000 in the aggregate for any fiscal year).
“Software” means any and all (a) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (c) descriptions, schematics, flow charts and other work product used to design, plan, organize and develop any of the foregoing and (d) all documentation, user manuals and training materials, relating to any of the foregoing.
“Solvent” means that, with respect to any Person and as of any date of determination, (a) the amount of the “present fair saleable value” of the assets of such Person, will, as of such date, exceed the amount of all “liabilities of such Person, contingent or otherwise,” as of such date, as such quoted terms are generally determined in accordance with applicable federal laws governing determinations of the insolvency of debtors; (b) the present fair saleable value of the assets of such Person will, as of such date, be greater than the amount that will be required to pay the liability of such Person on its indebtedness as its indebtedness becomes absolute and matured; (c) such Person will not have, as of such date, an unreasonably small amount of capital with which to conduct its business; and (d) such Person will be able to pay its indebtedness as it matures. For purposes of the foregoing definition only, “indebtedness” means a liability in connection with another Person’s (i) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured or (ii) right to any equitable remedy for breach of performance if such breach gives rise to a right of payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.
“Specific Indemnity Escrow Amount” has the meaning set forth in Section 12.3(b)(i).
“State Educational Agency” means the Michigan Department of Labor and Economic Opportunity (including its capacity as a State Portal Agency for the National Council for State Authorization Reciprocity Agreements), the Texas Higher Education Coordinating Board, the Texas Workforce Commission and the Texas Veterans Commission, as applicable.
“Straddle Period” means any taxable period beginning on or before the Closing Date and ending after the Closing Date.
“Student Financial Assistance Program” means any government sponsored program of student financial assistance, grants, or loans that is administered by any Educational Agency, which provided more than $50,000 to any individual campus location of the School in fiscal year 2020, including any Title IV Program, but excluding any payments to the School by local educational agencies or high schools in connection with dual-enrollment programs for high school students.
“Subsidiary” means a corporation or other entity of which at least fifty-one percent (51%) of the voting power or value of the equity securities or equity interests is owned, directly or indirectly, by the Company.
“Substantial Control” means the ability or power to direct or cause the direction of the management or policies of an institution of higher education, by contract, ownership interest or otherwise, or has the meaning ascribed to it in 34 C.F.R. § 668.174(c)(3).
“Survival Period” has the meaning set forth in Section 12.2(b).
“Target Working Capital” means $500,000.
“Tax” or “Taxes” means any and all taxes, fees, levies, duties, tariffs, imposts and other charges in the nature of a tax imposed by any Governmental Entity or Tax Authority, including, without limitation, taxes or other charges on or with respect to income, gross receipts, profits, sales, use, capital stock, value added, employment, franchise, property, withholding, payroll, social security, workers’ compensation, unemployment, FICA, FUTA, and taxes in the nature of excise, occupation, stamp, transfer, gains and other similar taxes, together with any interest and penalties, additions to tax or additional amounts with respect thereto.
“Tax Audit” means any audit, assessment, claim, examination or other inquiry relating to Taxes by any Tax Authority or any judicial or administrative proceeding relating to Taxes.

“Tax Authority” means a Governmental Entity responsible for the administration, determination, assessment or collection of Taxes or the administration of any Legal Requirement relating to Taxes.
“Tax Returns” means any returns, declarations, reports, elections, claims for refund, information returns or other statements or with respect to Taxes filed or required to be filed with any Tax Authority, including any schedule or attachment thereto and any amendment thereof.
“Technology” means, collectively: algorithms, application programming interfaces, apparatus, databases and data collections, diagrams, formulae, know-how, logos, marks (including brand names, product names, logos and slogans), methods, network configurations and architectures, proprietary information, protocols, schematics, specifications, Software (in any form including source code and executable or object code), subroutines, user interfaces, techniques, domain names, URLs, web sites, works of authorship and other forms of technology (whether or not embodied in any tangible form and including all tangible embodiments of the foregoing such as instruction manuals, laboratory notebooks, prototypes, samples, studies and summaries).
“Third Party Claim” has the meaning set forth in Section 12.5.
“Third Party Claim Notice” has the meaning set forth in Section 12.5(a).
“Title IV” means Title IV of the HEA, and any amendments or successor statutes thereto.
“Title IV Program” means any program of student financial assistance administered pursuant to Title IV.
“TPPPA” means a Temporary Provisional Program Participation Agreement issued to the School post-Closing and countersigned by or on behalf of the Secretary of the DOE continuing the School’s certification to participate in the Title IV Programs on an interim basis following consummation of the Transaction.
“Transaction” has the meaning set forth in Section 2.1(a).
“Transaction Documents” means this Agreement, the Canton Lease, the Escrow Agreement, and the Nondisclosure Agreement.
“Transaction Fees” means any and all (whether or not disclosed) (a) unpaid costs, fees and expenses of outside professionals incurred by the Company and its Subsidiaries (or if incurred through the Company, Sellers) in connection with the negotiation, execution and consummation of the transactions contemplated hereby, including all legal fees, accounting, management or other similar fees and investment banking fees and expenses, (b) unpaid Transfer Taxes, (c) unpaid payment obligations of the Company and its Subsidiaries that become due solely as a result of the consummation of the transactions contemplated hereby under any change in control, transaction bonus or similar agreement or arrangement with any employee, consultant, independent contractor or director of the Company and/or its Subsidiaries existing at or prior to the Closing Date and the employer portion of any employment Taxes payable with respect thereto, which includes the employer portion of employment Taxes payable with respect to any cash out of vested Company equity, if any, and (d) severance payments or similar payment obligations made or provided, or required to be made or provided, by the Company and its Subsidiaries (including the employer portion of any employment Taxes payable with respect thereto) to any Person as a result of or in connection with the transactions contemplated by this Agreement.

“Transfer Taxes” has the meaning set forth in Section 11.4.
“United States” means the United States of America.
“Waived 280G Benefits” has the meaning set forth in Section 8.12.
“WARN Act” means The Worker Adjustment and Retraining Notification Act of 1988, 29 USC §2101 et seq.
“Warrant Cashout Agreement” has the meaning set forth in the Recitals.
“Warrantholder” has the meaning set forth in the Recitals.
“Working Capital” means, as of any given date, Current Assets minus Current Liabilities, in each case, as of such date.
“Year-End Financial Statements” means the (i) audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2018 and December 31, 2019, and the related statements of operations and cash flows for the fiscal years ended on such dates, and (ii) unaudited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2020, and the related statements of operations and cash flows for the fiscal year ended on such date.
Section 1.2    Interpretation. In this Agreement, unless otherwise specified or where the context otherwise requires:
(a)    the headings of particular provisions of this Agreement are inserted for convenience only and will not be construed as a part of this Agreement or serve as a limitation or expansion on the scope of any term or provision of this Agreement;
(b)    words importing any gender shall include other genders;
(c)    words importing the singular only shall include the plural and vice versa;
(d)    the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation;”
(e)    the words “hereby,” “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement;
(f)    references to “Articles,” “Exhibits,” “Sections” or “Schedules” shall be to Articles, Exhibits, Sections or Schedules of or to this Agreement;
(g)    references to any Person include the successors and permitted assigns of such Person;
(h)    references to dollar amount thresholds in this Agreement shall not be deemed to be evidence of a Company Material Adverse Effect, nor shall it create a measure for, or further define the meaning of, any standard of materiality or its correlative terms; and

(i)    references to “dollars” shall be to U.S. Dollars, and all payments to be made pursuant to this Agreement shall be made in U.S. Dollars.
ARTICLE II
SALE AND PURCHASE OF SHARES
Section 2.1    Sale and Purchase of Shares.
(a)    On the basis of the representations, warranties, covenants and agreements contained in, and subject to the terms and conditions of, this Agreement, at the Closing, the Seller shall sell, convey, assign, transfer and deliver to the Purchaser, and the Purchaser shall purchase, acquire and accept from the Seller, all right, title and interest in and to the Shares, free and clear of any and all Liens (together with the other transactions contemplated hereby, the “Transaction”).
(b)    In full consideration of the sale and transfer of the Shares, the Purchaser shall pay and deliver, or cause to be paid and delivered on Purchaser’s behalf, to the Seller an aggregate amount for the Shares equal to (i) the Base Purchase Price, plus (ii) the amount, if any, by which the Closing Working Capital exceeds the Target Working Capital, or minus the amount, if any, by which the Closing Working Capital is less than the Target Working Capital. The Base Purchase Price, as adjusted pursuant to the foregoing sentence, is referred to herein as the “Purchase Price.” The Purchaser shall pay the Purchase Price as directed in Article III.
ARTICLE III
PRE-CLOSING DELIVERIES; PAYMENTS AT CLOSING
Section 3.1    Calculation of Base Purchase Price. No later than ten (10) days following the satisfaction of the conditions to Closing set forth in Section 10.2(e), (f) and (i), the Seller and the Company shall cause to be prepared and delivered to the Purchaser a certificate signed by a duly authorized officer of the Company setting forth the Seller’s and the Company’s calculation of the Base Purchase Price, such calculation to be done in accordance with the manner of calculation reflected in Section 1.1A of the Disclosure Memorandum (the “Pre-Closing Calculation”). The Purchaser shall have not less than fifteen (15) days to review and validate the Pre-Closing Calculation and, in connection with such review, the Seller and the Company shall cooperate with the Purchaser as reasonably required by the Purchaser in order to determine the accuracy of the Pre-Closing Calculation and the amounts set forth therein. The Seller and the Company shall consider in good faith any such adjustments to the Pre-Closing Calculation proposed by the Purchaser and shall revise the Pre-Closing Calculation to reflect any agreed upon adjustments (negotiating in good faith with the Purchaser on any disagreements). The Base Purchase Price for purposes of this Agreement shall be the Base Purchase Price as finally agreed upon by the Seller and the Company, on the one hand, and the Purchaser, on the other hand, in good faith and set forth in a final Pre-Closing Calculation.
Section 3.2    Calculation of Closing Purchase Price. Following the final agreement on the Base Purchase Price pursuant to Section 3.1, and not later than five (5) days prior to the Closing, the Seller and the Company shall cause to be prepared and delivered to the Purchaser a certificate signed by a duly authorized officer of the Company attaching (a) the consolidated financial statements of the Company for the twelve (12) month period ended as of the calendar month end immediately prior to the date of such certificate prepared in accordance with GAAP and consistent with the past practices of the Company, and (b) a statement (such statement, the “Estimated Closing Statement”) setting forth the

Seller’s good faith estimate of the Purchase Price calculated in accordance with Section 2.1(b) above (the “Closing Purchase Price”), including good faith estimates of (i) the Closing Working Capital (including each component item thereof calculated in accordance with GAAP and consistent with the past practices of the Company and the manner of calculation reflected in Section WC of the Disclosure Memorandum) (the “Estimated Closing Working Capital”), (ii) the Closing Indebtedness (the “Estimated Closing Indebtedness”), (iii) the Transaction Fees and the amounts owed to each recipient thereof as derived from invoices provided by the Persons entitled to payment on account thereof, together with wire instructions for each such Person and (iv) the Seller Amount (as defined in Section 3.3 below). The Purchaser shall have the opportunity to review and validate such financial statements and the Estimated Closing Statement and, in connection with such review, the Seller and the Company shall cooperate with the Purchaser as reasonably required by the Purchaser in order to determine the accuracy of the Estimated Closing Statement and the amounts set forth therein. In connection with such review, the Purchaser may propose adjustments (including pro-rations of expenses) that it deems appropriate. The Seller and the Company shall consider in good faith any such adjustments to the Estimated Closing Statement proposed by the Purchaser and shall revise the Estimated Closing Statement to reflect any agreed upon adjustments (negotiating in good faith with the Purchaser on any disagreements), and such updated statement shall constitute the Estimated Closing Statement for purposes of this Agreement. The Purchaser shall pay the Closing Purchase Price set forth on the Estimated Closing Statement (inclusive of agreed adjustments) as provided in Section 3.3 below. The parties agree that the Closing Purchase Price shall be further adjusted after the Closing in accordance with the procedures set forth in Section 4.1 and Section 4.2.
Section 3.3    Payments at Closing. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, the Purchaser shall pay the Closing Purchase Price by making the following payments, with each payment to be made by wire transfer of immediately available funds to accounts designated in writing by the Seller:
(a)    on behalf of the Company, to the accounts of each Person to whom Closing Indebtedness is owed (each, a “Debt Payoff Recipient”), an amount equal to the Closing Indebtedness owing to such Debt Payoff Recipient as specified in payoff letters in form and substance reasonably satisfactory to the Purchaser;
(b)    on behalf of the Company, to the accounts of each Person to whom Transaction Fees are owed, an amount equal to the Transaction Fees owed to each such Person;
(c)    on behalf of MIAT, to each Optionholder, the amount due to cash-out each outstanding option held by such Optionholder under the MIAT Incentive Plan in accordance with the terms and subject to the conditions set forth in his or her Option Cashout Agreement with the Company and MIAT;
(d)    on behalf of MIAT, to the Warrantholder, the amount due to cash-out the outstanding warrant held by the Warrantholder in accordance with the terms and subject to the conditions set forth in its Warrant Cashout Agreement with the Company and MIAT;
(e)    to the Escrow Agent, an amount equal to the Indemnification Escrow Amount for deposit in the Indemnification Escrow Account;
(f)    to the Escrow Agent, an amount equal to the Closing Adjustment Escrow Amount for deposit in the Closing Adjustment Escrow Account; and

(g)    to the Seller, an aggregate amount equal to (i) the Closing Purchase Price, minus (ii) the amounts referred to in clauses (a)-(f) above, as set forth on the Estimated Closing Statement (the “Seller Amount”).
Section 3.4    Withholding. The Purchaser, the Company, and their agents, including the Escrow Agent, shall be entitled to deduct and withhold from the amounts otherwise payable pursuant to this Agreement such amounts as they are required to deduct and withhold with respect to the making of such payment under the Code or any other applicable provision of applicable Legal Requirements. To the extent that amounts are so withheld, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.
ARTICLE IV
POST-CLOSING ADJUSTMENTS
Section 4.1    Post-Closing Purchase Price Deliveries and Adjustments.
(a)     Initial Calculation. As soon as reasonably practicable following the Closing Date, but in no event later than ninety (90) calendar days thereafter, the Purchaser shall cause to be prepared and delivered to the Seller a certificate signed by an executive officer of the Purchaser setting forth the Purchaser’s good faith calculation (the “Initial Calculation”) of the Purchase Price, including (i) the Purchaser’s calculations of the Closing Working Capital (including each component item thereof calculated in accordance with the manner of calculation reflected in Section WC of the Disclosure Memorandum) and the amount by which such Closing Working Capital is greater than or less than the Estimated Closing Working Capital set forth on the Estimated Closing Statement, together with such schedules and data with respect to the determination of the Closing Working Capital as may be appropriate to support such calculation of Closing Working Capital, (ii) the Closing Indebtedness and the amount by which such Closing Indebtedness is greater than or less than the Estimated Closing Indebtedness set forth on the Estimated Closing Statement, together with such schedules and data with respect to the determination of the Closing Indebtedness as may be appropriate to support such calculation of the Closing Indebtedness, (iii) the Transaction Fees and any differences between this amount and the amount of Transaction Fees included on the Estimated Closing Statement and paid at the Closing, and (iv) any adjustment required to be made to the Closing Purchase Price, if any, resulting from the foregoing calculations (the adjustment determined in accordance with this Section 4.1, the “Closing Adjustment”). The Initial Calculation shall be determined in accordance with the terms of this Agreement and shall not include any changes in assets or liabilities of the Company as a result of purchase accounting adjustments arising from or resulting as a consequence of the transactions contemplated hereby. The Purchaser agrees that, following the Closing and through the Determination Date, (A) Purchaser shall not, and shall cause the Company not to, take any actions with respect to any accounting books, Records, policies or procedures on which the Closing Adjustment is to be based or derived that would impede, delay or change the determination of the Closing Adjustment in the manner and utilizing the methods required by this Agreement; and (B) the Purchaser shall provide the Seller with reasonable access (including electronically) during normal business hours upon reasonable advance notice to the Company’s books, Records and employees as reasonably required by the Seller in order to determine the accuracy of the Initial Calculation and any proposed Closing Adjustment (or any portion thereof) and shall use commercially reasonable efforts to respond promptly, in good faith, and as fully and accurately as possible to reasonable inquiries from the Seller relating to its review of the Closing Adjustment.

(b)    Review and Dispute Procedures. If the Seller disagrees in whole or in part with the Initial Calculation, then within thirty (30) calendar days after its receipt of the Initial Calculation, the Seller shall notify the Purchaser of such disagreement in writing (the “Notice of Disagreement”), setting forth in reasonable detail the particulars of such disagreement. Any such Notice of Disagreement shall include a copy of the Initial Calculation, marked to indicate those specific line items that are in dispute (the “Disputed Line Items”), and shall be accompanied by the Seller’s calculation of each of the Disputed Line Items and the Seller’s revised calculation of the Base Purchase Price, the Closing Working Capital, the Closing Indebtedness, and/or the Transaction Fees, as applicable, and the resulting revised Closing Adjustment, it being understood that all items that are not Disputed Line Items shall be final, binding and conclusive for all purposes hereunder. In the event that the Seller does not provide a Notice of Disagreement within such thirty (30) calendar day period, the Seller shall be deemed to have accepted in full the Initial Calculation as prepared by the Purchaser, which shall be final, binding and conclusive on Purchaser and the Seller for all purposes hereunder. In the event that the Seller does provide a Notice of Disagreement within such thirty (30) calendar day period, all Disputed Line Items shall be resolved as provided below. The Purchaser and the Seller shall use all reasonable efforts for a period of thirty (30) calendar days following the delivery of the Notice of Disagreement (or such longer period as they may mutually agree in writing) to resolve any Disputed Line Items. If, at the end of such thirty (30) calendar day period (or such longer period as mutually agreed to, if applicable), the Purchaser and the Seller are unable to resolve such Disputed Line Items, then BDO USA LLP or, failing BDO USA LLP’s willingness to so serve, such other independent certified public accounting firm of recognized national standing as may be mutually selected in writing by the Purchaser and the Seller (the “Settlement Accountant”), shall resolve any remaining Disputed Line Items in the manner provided below. The Purchaser and the Seller will enter into reasonable and customary arrangements for the services to be rendered by the Settlement Accountant under this Section 4.1(b) and shall submit the Initial Calculation and the Notice of Disagreement to the Settlement Accountant. The Settlement Accountant shall (i) limit its review to the materials submitted; and (ii) issue a written report as to the resolution of each Disputed Line Item, which report shall be accompanied by a certification by the Settlement Accountant to the effect that the Settlement Accountant’s determination was reached in accordance with the definitions as provided in this Agreement. The Settlement Accountant shall choose one of the party’s positions with respect to each specific Disputed Line Item, based solely on the written submissions by the Purchaser and the Seller and not by independent review, and neither the Purchaser nor the Seller shall have any ex parte conversations or meetings with the Settlement Accountant without the prior written consent of the Seller (in the case of the Purchaser) and the Purchaser (in the case of the Seller). The Purchaser and the Seller shall each furnish to the Settlement Accountant such work papers and other documents and information relating to their respective calculations of the Base Purchase Price, the Closing Working Capital, the Closing Indebtedness, and/or the Transaction Fees, and the resulting revised Closing Adjustment, as set forth in the Initial Calculation or in the Notice of Disagreement, respectively, and shall answer questions, as the Settlement Accountant may reasonably request. The determination of the Settlement Accountant shall be final, binding and conclusive on the parties hereto (absent manifest arithmetical error) and any party may seek to enforce such determinations in a court of competent jurisdiction. The Purchase Price set forth in the Initial Calculation, as adjusted following the resolution of any Disputed Line Items set forth in the Notice of Disagreement in accordance with this Section 4.1(b), shall be referred to herein as the final Purchase Price. The procedures set forth in this Section 4.1 for resolving disputes regarding matters covered by this Section 4.1 shall be the sole and exclusive method for resolving any such disputes.
(c)    Payment of Settlement Accountant Fees and Expenses. The fees and expenses of the Settlement Accountant shall be paid by the Purchaser, on the one hand, and the Seller, on the other hand, based on the inverse of the percentage that the amounts that the Settlement Accountant determines in such party’s favor bears to the aggregate amount of the total Disputed Line Items (for example, should the aggregate amounts in dispute with respect to each Disputed Line Item total $1,000 and the Settlement Accountant awards $600 in favor of the Seller’s position, sixty percent (60%) of the fees and expenses of the Settlement Accountant’s review would be paid by the Purchaser and forty percent (40%) of the Settlement Accountant’s fees and expenses would be paid by the Seller). Each of the Purchaser, on the one hand, and the Seller, on the other hand, shall be responsible for their own respective costs and expenses incurred in connection with this Section 4.1 (including any amount such party is required to pay the Settlement Accountant). Each of Purchaser, on the one hand, and the Seller, on the other hand, agrees not to, and shall cause none of their Affiliates to, engage the Settlement Accountant or any of its Affiliates to perform any new services other than as Settlement Accountant pursuant hereto until the calculation of the Purchase Price has been finally determined pursuant hereto.
Section 4.2    Payment of Post-Closing Adjustment.
(a)    If the Purchase Price, as finally determined pursuant to Section 4.1, exceeds the Closing Purchase Price (such excess, the “Excess Amount”), then, within five (5) Business Days following the Determination Date, the Purchaser shall pay to the Seller the Excess Amount, together with interest thereon at the Prime Rate accruing from the Closing Date to the date of payment, and the Seller and the Purchaser shall provide a joint written instruction to the Escrow Agent to deliver from the Closing Adjustment Escrow Account to the Seller, by wire transfer of immediately available funds to an account designated in writing by the Seller, the full Closing Adjustment Escrow Amount.
(b)    If the Purchase Price, as finally determined pursuant to Section 4.1, is less than the Closing Purchase Price (such shortfall, the “Shortfall Amount”), then, within five (5) Business Days following the Determination Date, the Seller and the Purchaser shall provide a joint written instruction to the Escrow Agent to (x) deliver from the Closing Adjustment Escrow Account to the Purchaser, by wire transfer of immediately available funds to an account designated in writing by the Purchaser, up to an amount equal to the Shortfall Amount (to the extent such amount is then remaining in the Closing Adjustment Escrow Account), together with interest thereon at the Prime Rate from the Closing Date to the date of payment, and (y) deliver any funds remaining in the Closing Adjustment Escrow Account following payment of such Shortfall Amount to the Seller, by wire transfer of immediately available funds to an account designated in writing by the Seller. If the Shortfall Amount exceeds the Closing Adjustment Escrow Amount, then, in addition to the foregoing, within five (5) Business Days following the Determination Date, the Seller shall pay to the Purchaser the amount by which the Shortfall Amount is in excess of the Closing Adjustment Escrow Amount, together with interest thereon at the Prime Rate accruing from the Closing Date to the date of payment.
(c)    For purposes of this Section 4.2, all computations of interest shall be made on the basis of a year of 365 days, in each case for the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest is payable. The amount of any Excess Amount or Shortfall Amount, as applicable, paid pursuant to this Section 4.2 shall be deemed an adjustment to the Seller Amount to the extent such adjustment affects any amounts that are due to or from the Seller.
ARTICLE V
CLOSING
Section 5.1    Closing. Subject to the terms and conditions of this Agreement, the Closing shall take place on the Closing Date either (a) in person, in which case, the Closing shall take place at the offices of DLA Piper LLP (US), 2525 East Camelback Road, Suite 1000, Phoenix, Arizona 85016, (b) remotely by electronic transmissions, or (c) at such other time or such other place as the parties hereto may mutually agree. The Closing shall be effective as of the Determination Time.
Section 5.2    Deliveries.
(a)    The Company and the Seller. At or prior to the Closing, the Company and the Seller will deliver to the Purchaser:
(i)    certificates evidencing the Shares, properly endorsed by the Seller to the Purchaser, accompanied by such documents as may be necessary to transfer ownership of the Shares into the name of the Purchaser on the books of the Company, free and clear of all Liens;
(ii)    the Canton Lease duly executed by MIAT and Benzing Properties LLC;
(iii)    the Escrow Agreement duly executed by the Seller;
(iv)    the Consents of third parties set forth on Section 5.2(a)(iv) of the Disclosure Memorandum (the “Required Consents”);
(v)    the Company’s stock transfer books and ledger; provided, that the parties hereto acknowledge and agree that delivery of such stock transfer books and ledger shall be satisfied by the Company making such stock transfer books and ledger available to the Purchaser at the Canton Campus;
(vi)    evidence in form and substance reasonably satisfactory to the Purchaser of the release of, or the agreement of the agent or other financial institutions, as applicable, to release, Liens on the Assets (except for Permitted Liens) and Liens on the Shares with respect to all Closing Indebtedness to be repaid at Closing and to release the Company and any Subsidiary party thereto from the obligations under such Closing Indebtedness;
(vii)    a certificate of non-foreign status pursuant to Section 1.1445-2(b)(2) of the U.S. Treasury Regulations for the Seller duly executed by an officer of the Seller;
(viii)    duly executed resignations (in form and substance reasonably satisfactory to the Purchaser), effective immediately upon the Closing, of the directors of the Company and each Subsidiary;
(ix)    a certificate dated as of the Closing Date, duly executed by the Secretary (or equivalent officer) of the Seller, given by him or her on behalf of the Seller, certifying (i) true and correct copies of resolutions duly adopted by the board of directors of the Seller authorizing and approving the Seller’s execution and delivery of this Agreement and consummation of the transactions under this Agreement and stating that the same have not been amended, modified, revoked or rescinded, and (ii) as to the incumbency and genuineness of the signatures of the Seller, each director, officer or representative of the Seller and any Affiliates of the Seller executing any of the documents to be delivered in connection with this Agreement;
(x)    a certificate in form and substance reasonably acceptable to the Purchaser to the effect that the conditions specified in Section 10.2(c) and (d) have been satisfied;

(xi)    copies of the certificate or articles of formation or incorporation of the Seller, the Company, and the Company’s Subsidiaries from their respective jurisdictions of formation or incorporation, each certified as of a recent date;
(xii)    certificates of existence and good standing of the Seller, the Company, and the Company’s Subsidiaries from their respective jurisdictions of formation or incorporation, each as of a recent date;
(xiii)    evidence that the Company has purchased and bound a non-cancellable prepaid insurance policy (the “D&O Policy”) that provides directors’ and officers’ and fiduciary liability insurance coverage for each of the individuals who were officers, directors, or similar functionaries of the Company and its Subsidiaries at or prior to the Closing for the benefit of such individuals for an aggregate period of not less than six (6) years with respect to claims arising from acts, events, or omissions that occurred at or prior to the Closing;
(xiv)    evidence reasonably satisfactory to the Purchaser that the outstanding options and warrants set forth on Section 6.2(c) of the Disclosure Memorandum have been cancelled and are of no force or effect;
(xv)    agreements or instruments terminating each Contract, liability or obligation referenced in Section 9.4 executed by the Seller, the Company, the Company’s Subsidiaries, or any other Affiliate of the Seller, as applicable;
(xvi)    an encrypted schedule of usernames necessary to access the Accounts;
(xvii)    an encrypted schedule of passwords necessary to access the Accounts;
(xviii)    evidence reasonably satisfactory to the Purchaser that all of the Preferred Shares have been converted to shares of common stock of the Company, par value of $0.001 per share; and
(xix)    such other documents or instruments as the Purchaser reasonably requests and are reasonably necessary to consummate the transactions contemplated by this Agreement and the Transaction Documents.
(b)    Purchaser. At the Closing, the Purchaser shall:
(i)    make all the payments required by Article III in accordance with Article III;
(ii)    deliver to the Seller the Escrow Agreement duly executed by each of the Purchaser and the Escrow Agent;
(iii)    delver to the Seller a certificate in form and substance reasonably acceptable to the Seller to the effect that the conditions specified in Section 10.3(b) have been satisfied; and
(iv)    deliver to the Seller such other documents or instruments as the Seller reasonably requests and are reasonably necessary to consummate the transactions contemplated by this Agreement and the Transaction Documents.

ARTICLE VI
REPRESENTATIONS AND WARRANTIES CONCERNING THE COMPANY AND ITS SUBSIDIARIES
Subject to the exceptions set forth in the Disclosure Memorandum, as of the date hereof and as of the Closing Date, the Company hereby represents and warrants to the Purchaser as follows:
Section 6.1     Due Organization, Good Standing and Corporate Power.
(a)    The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with full power and authority to conduct the Business and the School as it is currently being conducted and to own, lease or license, as applicable, its Assets. MIAT is a corporation duly organized, validly existing and in good standing under the laws of the State of Michigan, with full power and authority to operate the School as it is currently being operated and to own, lease or license, as applicable, its assets. Section 6.1(a)(i) of the Disclosure Memorandum sets forth each jurisdiction in which the Company and its Subsidiaries is licensed or qualified to do business, including foreign qualifications, and the Company and its Subsidiaries are duly licensed and are in good standing in each jurisdiction in which the Assets or the operation of the Business as currently conducted make such licensing or qualification necessary. True, correct and complete copies of the Company’s and its Subsidiaries’ Organizational Documents, minute books (containing all records with respect to any actions taken by the board of directors of the Company, any committees thereof and the Company’s stockholders), and stock transfer books and similar Records have been Made Available to the Purchaser. The Company’s and its Subsidiaries’ Organizational Documents are in full force and effect, and none of the Seller, the Company or the Company’s Subsidiaries is in violation of any of the provisions of its Organizational Documents. Other than MIAT and CTA, the Company does not have, and has never had any Subsidiaries and does not, directly or indirectly, own any interest in any other corporation, partnership, limited liability company, limited partnership, joint venture or other business association or entity. Other than holding the issued and outstanding shares of capital stock of MIAT and CTA, the Company has no operations, assets or liabilities in excess of $50,000 in the aggregate. Except as set forth on Section 6.1(a)(ii) of the Disclosure Memorandum, MIAT has not, or has ever had, any Subsidiaries and MIAT does not own, directly or indirectly, any interest in any other corporation, partnership, limited liability company, limited partnership, joint venture or other business association or entity.
(b)    The Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own, lease or license, as applicable, its assets.
Section 6.2    Title to Shares; Capitalization.
(a)    The Seller is the lawful record and beneficial owner of the Shares and has good, valid and marketable title to the Shares free and clear of any Liens (other than restrictions that may be imposed by applicable securities Legal Requirements). There are no Contracts that could require the Seller to sell, transfer or otherwise dispose of any of the Shares. The Seller has the exclusive right, power and authority to sell the Shares, and the Seller is not a party to nor bound by, and the Shares are not subject to, any Contract affecting or relating to the Shares. Upon delivery to the Purchaser at the Closing of certificates representing the Shares, duly endorsed by the Seller for transfer, and upon the Seller’s receipt of the Seller Amount, good and valid title to the Shares will pass to the Purchaser, and the

Purchaser will be the direct and sole owner, beneficially and of record of 100% of the Shares, free and clear of any Liens (other than restrictions that may be imposed by applicable securities Legal Requirements).
(b)    The Company has (i) 15,000 shares of common stock, with par value of $0.001 per share, authorized, one (1) of which is issued and outstanding and held by the Seller, and (ii) 5,000 shares of preferred stock, with par value of $0.001 per share, authorized, 3,899 of which are issued and outstanding (the “Preferred Shares”) and held by Seller. The Shares have been duly authorized and validly issued, and are fully paid and non-assessable, have been issued in compliance with all Legal Requirements and the Organizational Documents of the Company and none of such Shares have been issued in violation of any preemptive rights. The Company has not granted any outstanding options, warrants, rights or other securities convertible into, or exchangeable or exercisable for, its Shares, and there are no (i) Contracts which obligate the Company to purchase, redeem or otherwise acquire any of its outstanding Shares; (ii) share appreciation rights, phantom equity or similar plans with respect to the Company; or (iii) voting trusts, proxies, or similar Contracts to which the Company is a party with respect to the Equity Interests of the Company. No bonds, debentures, notes or other instruments or evidence of indebtedness having the right to vote (or convertible into, or exercisable or exchangeable for, securities having the right to vote) on any matters on which the Company’s holders of Shares may vote are issued or outstanding. There are no preemptive or similar rights to purchase or otherwise acquire any Equity Interests in the Company from the Company and, other than as contemplated hereby, the Company is not a party to any Contract with respect to the sale or voting of any of its Equity Interests (whether outstanding or issuable upon conversion or exercise of outstanding securities).
(c)    MIAT has two hundred thousand (200,000) shares of common stock, without par value per share, authorized, one hundred eleven thousand, six hundred and forty three (111,643) of which are issued and outstanding and held by the Company. All outstanding shares of common stock of MIAT have been duly authorized and validly issued, and are fully paid and non-assessable, have been issued in compliance with all Legal Requirements and the Organizational Documents of MIAT and none of such shares have been issued in violation of any preemptive rights. Except as set forth on Section 6.2(c) of the Disclosure Memorandum, MIAT has not granted any outstanding options, warrants, rights or other securities convertible into, or exchangeable or exercisable for, its shares of capital stock, and there are no (i) Contracts which obligate MIAT to purchase, redeem or otherwise acquire any of its outstanding shares of common stock; (ii) share appreciation rights, phantom equity or similar plans with respect to MIAT; or (iii) voting trusts, proxies, or similar Contracts to which MIAT is a party with respect to the Equity Interests of MIAT. No bonds, debentures, notes or other instruments or evidence of indebtedness having the right to vote (or convertible into, or exercisable or exchangeable for, securities having the right to vote) on any matters on which MIAT’s holders of shares of capital stock may vote are issued or outstanding. There are no preemptive or similar rights to purchase or otherwise acquire any Equity Interests in MIAT from MIAT and, other than as contemplated hereby, MIAT is not a party to any Contract with respect to the sale or voting of any of its Equity Interests (whether outstanding or issuable upon conversion or exercise of outstanding securities). Section 6.2(c) of the Disclosure Memorandum sets forth the names of all Persons holding any options or warrants to purchase stock of MIAT, together with, as to each such Person, the number and class or series of shares such Person is entitled to purchase upon exercise thereof. All such options are or will be fully vested as of the Closing. Except as set forth on such schedule, there are no options or warrants outstanding, and there are no commitments or obligations to make any further awards under MIAT’s 2014 Stock Incentive Plan (the “MIAT Incentive Plan”). The MIAT Incentive Plan and the award agreements thereunder have been validly issued by MIAT and were made in accordance with such documents and applicable Legal Requirements. After giving effect to the transactions contemplated by this Agreement, (i) the Purchaser will have no obligations with respect to the options and warrants set forth on Section 6.2(c) of the Disclosure Memorandum, and (ii) none of the Optionholders or the Warrantholder shall have any Equity Interests in MIAT or any rights to acquire any Equity Interests MIAT.
(d)    CTA ceased its business in 2019 and has no operations, assets or liabilties.
Section 6.3    Authority and Enforceability.
(a)    The Seller has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and the other Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder. The execution, delivery and performance by the Seller of this Agreement and the other Transaction Documents to which it is a party, and the consummation by the Seller of the transactions contemplated hereby and thereby, have been duly and validly authorized by all required action on the part of the Seller and no other proceedings on the part of the Seller are required to authorize this Agreement or the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby. This Agreement and each of the other Transaction Documents to which it is a party have been (or will be when executed and delivered on the Closing Date) duly executed and delivered by the Seller and constitutes (or will constitute) a valid and legally binding obligation of the Seller, enforceable against it in accordance with the terms hereof, except to the extent that such enforcement may be limited by the Enforceability Exceptions.
(b)    Each of the Company and MIAT has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and the other Transaction Documents and to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder. The execution, delivery and performance by the Company and MIAT of this Agreement and the other Transaction Documents, and the consummation by the Company and MIAT of the transactions contemplated hereunder and thereunder, have been duly and validly authorized by all required corporate action by the Company and MIAT and no other corporate proceedings on the part of the Company or MIAT are required to authorize this Agreement or the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby. This Agreement and each of the Transaction Documents to which the Company or MIAT is a party have been (or will be when executed and delivered on the Closing Date) duly executed and delivered by the Company and MIAT and constitute (or will constitute) a valid and legally binding obligation of the Company and MIAT, enforceable against the Company and MIAT in accordance with the terms hereof, except as enforcement may be limited by the Enforceability Exceptions.
Section 6.4    No Defaults or Conflicts.
(a)    Except as set forth on Section 6.4(a) of the Disclosure Memorandum, the execution, delivery and performance by the Seller of this Agreement and the other Transaction Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby do not (i) result in or constitute a breach or an event that, with or without the giving of notice, the lapse of time or both, would constitute a default, breach or other violation of the Organizational Documents of the Seller; (ii) violate (with or without the giving of notice or the lapse of time or both) or require any Consent applicable to the Seller; or (iii) with or without the giving of notice, the lapse of time or both, violate or conflict with, or result in the breach of, or constitute a default under, or result in the termination or other modification or cancellation or acceleration of the performance of the obligations of the Seller under any Contract to which the Seller is a party or by which the Seller or any of its properties or assets are bound or result in the creation of any Lien on any of the properties or assets of the Seller.
(b)    Except as set forth on Section 6.4(b) of the Disclosure Memorandum, the execution, delivery and performance by the Company and MIAT of this Agreement and any other Transaction Documents to which they are a party, and the consummation of the transactions contemplated hereby and thereby do not (i) result in or constitute a breach or an event that, with or without the giving of notice, the lapse of time or both, would constitute a default, breach or other violation of the Organizational Documents of the Company or any of its Subsidiaries; (ii) violate (with or without the giving of notice or the lapse of time or both) or require any Consent applicable to the Company or any of its Subsidiaries; or (iii) with or without the giving of notice, the lapse of time or both, violate or conflict with, or result in the breach of, or constitute a default under, or result in the termination or other modification or cancellation or acceleration of the performance of the obligations of the Company or any of its Subsidiaries under any Material Contract to which the Company or any of its Subsidiaries is a party or by which the Company, any of its Subsidiaries or any of the Assets are bound or result in the creation of any Lien on any of the Assets.
Section 6.5    Consents. Except as otherwise set forth on Section 6.5 of the Disclosure Memorandum, no Consent will be required to be obtained or made by the Seller, the Company or any of its Subsidiaries in connection with the due execution, delivery and performance by the Seller, the Company or MIAT of this Agreement or the Transaction Documents and the consummation by the Seller, the Company or its Subsidiaries of the transactions contemplated by this Agreement or the Transaction Documents.
Section 6.6    Financial Statements; Internal Controls.
(a)    Section 6.6 of the Disclosure Memorandum sets forth true, correct and complete copies of the Year-End Financial Statements. The Year-End Financial Statements (i) have been prepared from, and are consistent in all material respects with the books and Records of the Company and its Subsidiaries; (ii) have been prepared in accordance with GAAP, been audited in accordance with GAAS and standards applicable to financial audits contained in GAGAS, in each case consistently applied throughout the periods, excluding the Year-End Financial Statements for the year ended December 31, 2020, which are subject to normal and recurring year-end adjustments; and (iii) present fairly in all material respects the financial condition, results of operations, cash flow and, solely with respect to the Year-End Financial Statements, changes in stockholders’ equity of the Company and the consolidated Subsidiaries for the periods covered and as of the respective dates thereof.
(b)    The Company has devised and maintains a system of internal accounting controls to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. The Company and its Subsidiaries maintain accurate books and Records reflecting the Assets and their liabilities and maintains proper and adequate internal accounting and record-keeping controls that provide reasonable assurance that: (i) the Company and its Subsidiaries maintain no off-the-book accounts and the Assets are used only in accordance with management’s directives; (ii) transactions are executed in accordance with management’s authorizations; (iii) transactions are recorded as necessary to permit preparation of financial statements consistent with past practice and to maintain asset accountability; (iv) access to the Assets is permitted only in accordance with management’s authorization; (v) the recorded accounting for the Assets is compared with the existing assets at regular intervals and appropriate action is taken with respect to any differences; (vi) accounts, notes and other receivables and inventory are recorded accurately consistent with past practice and do not include any amounts for which there is no written contractual commitment to pay, and proper and adequate procedures are implemented to effect the collection of accounts, notes and other receivables on a current and timely basis; and (vii) the Company and its Subsidiaries maintain records in accordance with statutory records retention requirement.
(c)    The accounts receivable reflected on the Year-End Financial Statements and the accounts receivable arising after the date thereof (i) have arisen from bona fide transactions entered into by the Company or its Subsidiaries involving the rendering of services in the Ordinary Course; (ii) constitute only valid, undisputed claims of the Company and its Subsidiaries not subject to claims of set-off or other defenses or counterclaims other than normal cash discounts accrued in the Ordinary Course; and (iii) subject to a reserve for bad debts shown on the Year-End Financial Statements or, with respect to accounts receivable arising after the Balance Sheet Date in the Ordinary Course, on the accounting records of the Company and its Subsidiaries, are collectible. The reserve for bad debts shown on the Year-End Financial Statements or, with respect to accounts receivable arising after the Balance Sheet Date in the Ordinary Course, on the accounting records of the Company and its Subsidiaries, has been determined in accordance with GAAP, consistently applied.
Section 6.7    Company Indebtedness. The Indebtedness of the Company and its Subsidiaries as of the date of this Agreement is set forth on Section 6.7 of the Disclosure Memorandum. Except as set forth on Section 6.7 of the Disclosure Memorandum, neither the Company nor any of its Subsidiaries has any obligations in respect of any Indebtedness.
Section 6.8    Undisclosed Liabilities. The Company and its Subsidiaries do not have any liabilities or obligations in excess of $25,000 individually, or $50,000 in the aggregate (whether absolute, accrued or contingent and whether due or to become due), except (i) as and to the extent disclosed or reserved against in the Year-End Financial Statements; (ii) for liabilities incurred since the date of the Year-End Financial Statements in the Ordinary Course, none of which are material, individually, or in the aggregate, to the Company or its Subsidiaries; (iii) as disclosed in the notes to the Year End Financial Statements; (iv) for liabilities described on Section 6.8 of the Disclosure Memorandum; or (v) for liabilities incurred in connection with this Agreement or the transactions contemplated by this Agreement.
Section 6.9    Absence of Certain Changes or Events. Except as set forth on Section 6.9 of the Disclosure Memorandum or as otherwise contemplated by this Agreement, since the Balance Sheet Date to the date of this Agreement, a Company Material Adverse Effect has not occurred and the Company and its Subsidiaries have conducted their businesses in the Ordinary Course, and have not engaged in any of the following activities:
(a)    issued any shares of capital stock, warrants, options or other Equity Securities, or redeemed, purchased or otherwise acquired any outstanding shares of the capital stock or other Equity Securities issued by it;
(b)    split, combined, subdivided or reclassified any of its shares of capital stock or other Equity Securities or declared, set aside or paid any dividend or made any other distribution (other than dividends paid in cash consistent with the Company’s and each of its Subsidiaries’ historical dividend practices) with respect to any of its shares of capital stock or other Equity Securities;
(c)    adopted any amendment to the Organizational Documents of the Company or any of its Subsidiaries;

(d)    (i) entered into any transaction with, or increased or accelerated in any manner the rate or terms of compensation or benefits of any of its directors, officers, employees or consultants except as may be required under an applicable Legal Requirement or any Benefit Plan or such increases as are granted in the Ordinary Course; (ii) paid or agreed to pay any pension, retirement allowance or other employee benefit not contemplated by any Benefit Plan to any director, officer, consultant or employee, whether past or present, other than in the Ordinary Course or as required by a Legal Requirement; or (iii) entered into or adopted any employment, bonus, severance, retirement contract or employee benefit plan, or amended any existing Benefit Plan, in each case other than as required by Legal Requirement or an existing Benefit Plan;
(e)    incurred any Indebtedness outside the Ordinary Course;
(f)    mortgaged, pledged or subjected any material Assets to any Lien or created, imposed or otherwise incurred any Lien upon any material Assets (other than Permitted Liens);
(g)    except in the Ordinary Course, sold, leased, transferred or otherwise disposed of, any of its material assets or properties;
(h)    made (or forgave) any loans, advances or capital contributions, except advances for travel and other normal business expenses to officers and employees in the Ordinary Course;
(i)    incurred any capital expenditures in excess of Fifty Thousand Dollars ($50,000);
(j)    materially amended, entered into, or terminated any Material Contract or any Real Property Lease;
(k)    cancelled, waived, compromised or released of any claims or rights under any Material Contract or Real Property Lease or any other material claims or rights pertaining to its Assets or operations;
(l)    settled or compromised or offered to settle or compromise (or amended a settlement or compromise of) any Proceeding;
(m)    acquired any operating business or Person, by merger or consolidation, purchase of substantial assets or equity interests, or by any other manner, in a single transaction or a series of related transactions;
(n)    entered into any new line of business or services;
(o)    written down or written up (or failed to write-down or write-up) in accordance with GAAP consistent with past practice the value of any account receivable or revalued any other assets other than in the Ordinary Course;
(p)    changed, in any material respect, its cash management practices and policies, practices and procedures with respect to the collection of accounts receivable, establishment of reserves for uncollectible receivables, prepayment of expenses, accrual of expenses or deferral of revenue;
(q)    made any change in any method of accounting or auditing practice other than those required by GAAP or GAGAS;

(r)    entered into any Contract or transaction with the Seller or any Affiliate of the Seller;
(s)    except as required by applicable Legal Requirements, made or changed any Tax election, changed an annual accounting period, adopted or changed any accounting method, filed any amended Tax Return, entered into any closing agreement, settled any Tax Claim relating to the Company or any Subsidiary, surrendered any right to a clam for refund of Taxes, or consented to any extension or waiver of the limitation period applicable to any Tax Claim relating to the Company or any Subsidiary;
(t)    experienced any damage, destruction or loss in an amount in excess of Ten Thousand Dollars ($10,000) (whether or not covered by the insurance policies set forth on Section 6.22 of the Disclosure Memorandum) to any of the Assets;
(u)    canceled, reduced or not renewed any insurance policy set forth on Section 6.22 of the Disclosure Memorandum;
(v)    paid, or made any accrual or arrangement for the payment of, any increase in compensation, bonuses or special compensation of any kind to any employee of the Company or any of its Subsidiaries other than in the Ordinary Course;
(w)    entered into or amended any new employment, severance, bonus, consulting, retention, retirement, equity or other compensation agreement, except for Contracts with newly hired employees or contractors of the Company or any of its Subsidiaries in the Ordinary Course with an annual base salary or consulting fees and incentive compensation opportunity that do not exceed One Hundred Thousand Dollars ($100,000);
(x)    adopted any plan of merger, consolidation, reorganization, liquidation or dissolution or filing of a petition in bankruptcy under any provisions of federal or state bankruptcy Legal Requirement or consent to the filing of any bankruptcy petition against it under any similar Legal Requirement;
(y)    other than in the Ordinary Course or due to applicable Legal Requirements, amended or adopted any Benefit Plan or labor agreement affecting any employee or consultant of the Company or any of its Subsidiaries; or
(z)    agreed in writing to take any of the foregoing actions.
Section 6.10    Litigation; Orders.
(a)    Except as set forth on Section 6.10(a)(i) of the Disclosure Memorandum, there is not, and since the Compliance Date has not been, any Claim, Order or Proceeding involving an amount in controversy in excess of Twenty Five Thousand Dollars ($25,000) pending or, to the Company’s Knowledge, threatened in writing against the School, the Company, its Subsidiaries, their respective Assets or any of their respective officers, directors, managers or employees (in each case, in their capacity as such). Except as set forth in Section 6.10(a)(ii) of the Disclosure Memorandum, there are no audits or investigations by or claims or lawsuits with a Governmental Entity pending or, to the Company’s Knowledge, threatened in writing against the School, the Company or any of its Subsidiaries. There is no settlement or similar agreement that imposes any ongoing obligations or restrictions on the Company or any of its Subsidiaries. There is no Claim or Proceeding commenced by the Company or any of its Subsidiaries currently pending.

(b)    Except as set forth on Section 6.10(b) of the Disclosure Memorandum, there are no outstanding Orders and no unsatisfied judgments, penalties or awards against or affecting the Company, its Subsidiaries or any of their respective Assets. Since the Compliance Date, the Company is, and has at all times been, in material compliance with the terms of each Order to which it or its Assets are bound or subject. Since the Compliance Date, no event has occurred or circumstance exists that could reasonably be expected to constitute or result in with or without notice or lapse of time or both a violation in any material respect of, or failure to comply in any material respect with, any Order to which the Company, any Subsidiary of the Company or any of their respective Assets are subject. Since the Compliance Date, neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Entity or any other Person regarding any actual, alleged, or potential violation of, or failure to comply with, any Order to which the Company, any Subsidiary of the Company or any of their respective Assets are subject.
Section 6.11    Compliance with Legal Requirements. Except as set forth on Section 6.11 of the Disclosure Memorandum, the Company and each of its Subsidiaries is and has been since the Compliance Date, in compliance, in all material respects, with all Legal Requirements applicable to the Company or such Subsidiary and their respective Assets and businesses. Since the Compliance Date, neither the Company nor any of its Subsidiaries has received any written notice from any Governmental Entity or any other Person asserting any past or present failure by the Company or such Subsidiary of any applicable Legal Requirement in any material respect.
Section 6.12    Permits. Section 6.12 of the Disclosure Memorandum contains a complete listing of all material Permits held by the Company and each of its Subsidiaries (other than Educational Approvals and Environmental Permits). All such Permits are in full force and effect and there has occurred no material default under or violation of any Permit by the Company or any of its Subsidiaries. Except as set forth on Section 6.12 of the Disclosure Memorandum, the Company and its Subsidiaries own or possess all material Permits that are required under applicable Legal Requirements to conduct their respective businesses, including the Business, as presently conducted. Since the Compliance Date, no written notices have been received by the Company or any of its Subsidiaries alleging the failure to hold any applicable Permit.
Section 6.13    Title to Assets. Each of the Company and its Subsidiaries, as applicable (a) has good and marketable title to or (b) has valid leasehold interests in or has valid contractual rights to use, in each case free and clear of all Liens (other than Permitted Liens), all of the Assets owned by the Company or any Subsidiary. The Assets currently owned by the Company or any of its Subsidiaries are in good, working order (reasonable wear and tear and scheduled maintenance excepted) and are adequate and sufficient to permit the Purchaser to operate the Business from and after the Closing Date in the same manner as the Business is being conducted by the Company and its Subsidiaries as of the date hereof and as of immediately prior to the Closing. Other than as set forth on Section 6.13 of the Disclosure Memorandum, none of the Assets of the Company or its Subsidiaries or the Business is used in, and there are no shared services between or among the Business and any other business of the Seller, its Affiliates or any other Person. No Person other than the Company or its Subsidiaries owns any equipment or other personal property situated on the premises of the Company or any such Subsidiary, except for leased items that are subject to personal property leases.
Section 6.14    Material Contracts.

(a)    Section 6.14(a) of the Disclosure Memorandum discloses each currently effective Contract to which the Company or any of its Subsidiaries is a party or by which it or its Assets is bound which constitutes:
(i)    an employment agreement (excluding offer letters for at-will employment), change of control agreement, or separate bonus or severance agreement (exclusive of generally applicable bonus plans or severance policies contained in any employment handbooks of the Company or any of its Subsidiaries) with any current or former employee of the Company or any of its Subsidiaries which will remain in effect following the Closing Date and that has a future liability in excess of Fifty Thousand Dollars ($50,000) per annum;
(ii)    a Contract which calls for payments in excess of Fifty Thousand Dollars ($50,000) over the twelve (12) months following the date hereof and which may not be canceled upon 90 or fewer days’ notice without any liability, penalty or premium (other than consulting fees payable to the date of termination and unreimbursed expenses);
(iii)    any Contract (A) relating to the acquisition, issuance, voting, registration, sale or transfer of any securities, (B) providing any Person with any preemptive right, right of participation, right of maintenance or any similar right with respect to any securities, (C) providing the Company or any of its Subsidiaries with any right of first refusal with respect to, or right to repurchase or redeem, any securities, or (D) relating to the future disposition or acquisition of material assets or properties by the Company or any of its Subsidiaries outside the Ordinary Course, or any merger or business combination with respect to the Company or any of its Subsidiaries;
(iv)    a Contract under which the Company or any of its Subsidiaries has made advances or loans to any other Person, except for advances of business expenses of up to Ten Thousand Dollars ($10,000) in the Ordinary Course;
(v)    a Contract for the future purchase of materials or supplies having a remaining obligation as of the date of this Agreement in excess of Fifty Thousand Dollars ($50,000);
(vi)    a Contract that requires performance by or to the Company or any of its Subsidiaries more than six (6) months from the date hereof, including but not limited to a Contract with an independent contractor;
(vii)    a Contract giving rise to Indebtedness;
(viii)    a Contract with any Affiliate of the Company or any of its Subsidiaries, with the Seller or any Affiliate of the Seller;
(ix)    a Contract for the making of capital expenditures under which the Company or any of its Subsidiaries, as of the date of this Agreement, has remaining obligations in excess of Fifty Thousand Dollars ($50,000);
(x)    a Contract involving the lease of equipment, a vehicle or other personal property that require payments of greater than Fifty Thousand Dollars ($50,000) during the remaining term or on an annual basis;
(xi)    a Contract that limits the right of the Company or any of its Subsidiaries to (A) compete in any line of business with any other Person anywhere in the world and/or (B) solicit the employees, suppliers or customers of any other Person anywhere in the world, in each case, other than customary non-disclosure agreements entered into by the Seller for the disclosure and receipt of confidential information in the Ordinary Course, including those entered into in connection with the potential sale of the Company or any of its Subsidiaries;
(xii)    a Contract that grants to any Person other than the Company or any of its Subsidiaries any (A) exclusive license, supply, distribution or other rights, (B) “most favored nation” rights, (C) rights of first refusal, rights of first negotiation or similar rights or (D) exclusive rights to purchase any of the Company’s or any of its Subsidiaries’ services;
(xiii)    a Contract (A) creating a joint venture or partnership or (B) involving a sharing of profits, losses, costs, or Liabilities by the Company or any of its Subsidiaries with any other Person;
(xiv)    a Contract that relates to the acquisition or disposition of any business, a material amount of stock or assets of any other Person or any real property (whether by merger, sale of stock, sale of assets or otherwise);
(xv)    a Contract that provides for the indemnification by the Company or any of its Subsidiaries of any Person or the assumption of any Tax, environmental or other liability of any Person;
(xvi)    a Contract with any Governmental Entity to which the Company or any of its Subsidiaries is a party;
(xvii)    an agency, sales promotion, market research, marketing consulting or advertising Contract to which the Company or any of its Subsidiaries is a party involving anticipated, remaining payment obligations of the Company or such Subsidiary party thereto of greater than Fifty Thousand Dollars ($50,000);
(xviii)    a Contract with a staffing agency or professional employer organization; or
(xix)    any Contract that is otherwise material to the Company, any of its Subsidiaries or the Business and not previously disclosed pursuant to this Section 6.14(a).
(b)    Each of the Contracts listed in Section 6.14(a) of the Disclosure Memorandum is in full force and effect (each, a “Material Contract”) (assuming due power and authority to execute, deliver and perform at the time of execution of, and due execution and delivery by, the other party or parties thereto) is a valid and legally binding obligation of the Company or its applicable Subsidiary party thereto and, to the Company’s Knowledge, any other party thereunder, enforceable in accordance with its terms, subject to the Enforceability Exceptions. None of the Company, any of its Subsidiaries or, to the Knowledge of the Company, any other party to any Material Contract, is in material breach of or default under any material term of any such Material Contract, nor, to the Knowledge of the Company, does any condition exist that, with notice or lapse of time or both, would constitute a material default or breach thereunder by the Company, its applicable Subsidiary party thereto or any other party to such Material Contract. Since the Compliance Date, none of the Company, any of its Subsidiaries or any other party to a Material Contract has provided or received any written notice of any intention to terminate any Material Contract, provided or received any written notice of breach or default in any material respect under any Material Contract or granted to any third party any rights, adverse or otherwise, that would constitute a breach of any Material Contract. True, correct and current copies of the Material Contracts, as in effect on the date hereof, have been Made Available to the Purchaser.
Section 6.15    Intellectual Property.
(a)    Section 6.15(a) of the Disclosure Memorandum (i) sets forth a correct, accurate and complete list of U.S. and foreign (A) Company Owned Intellectual Property that is subject to a registration with a Governmental Entity (“Registered Intellectual Property”) and (B) all other material Intellectual Property that is used in or necessary to operate the Company’s or its subsidiaries’ businesses and (ii) identifies all Contracts to which the Company or any of its Subsidiaries is a party and under which the Company or any of its Subsidiaries has received or granted a license or sublicense with respect to any of the Company Intellectual Property, excluding licenses for Shrink-Wrap Software (the “Intellectual Property Licenses”). Except as otherwise set forth on Section 6.15(a) of the Disclosure Memorandum, none of such Registered Intellectual Property has been cancelled, abandoned or adjudicated invalid or unenforceable, and all registration, renewals and maintenance fees in respect of such Registered Intellectual Property that were due prior to the date hereof have been duly paid and all necessary documents and certificates in connection with the Registered Intellectual Property that have or that must be filed within 60 days of the date of this Agreement have been timely filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be. No loss or expiration of any Registered Intellectual Property is threatened or pending or reasonably foreseeable by the Company or any of its Subsidiaries. (The Company Owned Intellectual Property and the Intellectual Property licensed to the Company and its Subsidiaries under the Intellectual Property Licenses is collectively referred to as the “Company Intellectual Property”).
(b)    The Company or a Subsidiary of the Company solely owns all Company Owned Intellectual Property, free and clear of all Liens, and has the sole right to enforce it. The Company and its Subsidiaries own and possess all right, title and interest in and to, or have a valid and enforceable written license and right to use, all Intellectual Property necessary to conduct the Business as currently conducted, free and clear of all Liens (other than Permitted Liens). The Company Intellectual Property is enforceable, valid and subsisting. The Company Intellectual Property shall be available for use by the Purchaser, the Company and its Subsidiaries immediately after the Closing Date on identical terms and conditions to those under which the Company and its Subsidiaries owned or used the Company Intellectual Property immediately prior to the Closing Date. With respect to each Intellectual Property License: (i) the Company and its Subsidiaries have delivered a true, complete and accurate copy of each such Intellectual Property License to the Purchaser; (ii) such Intellectual Property License is the valid and binding obligation of the Company or a Subsidiary of the Company, as applicable, enforceable in accordance with its terms; and (iii) none of the Company, any of its Subsidiaries nor, to the Company’s knowledge, any other party to such Intellectual Property License is in material breach of or default under such Intellectual Property License.
(c)    No current or former director, officer or employee of the Company or any of its Subsidiaries has any right, title or interest in or to any Company Intellectual Property owned by the Company, any of its Subsidiaries or, to the Knowledge of the Company, used by the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries receives any royalty from any Person with respect to any Company Intellectual Property, and neither the Company nor any of its Subsidiaries has licensed to any Person the right to use any Company Intellectual Property. Neither the Company nor any of its Subsidiaries pays any royalty to any Person with respect to any Intellectual Property. The Company and its Subsidiaries have taken all actions reasonably necessary and all actions common in the industry to protect and maintain the Company Owned Intellectual Property, including the secrecy, confidentiality and value of trade secrets, Personal Information and other confidential information of the Company and its Subsidiaries, and the Company and its Subsidiaries have not disclosed any confidential Company Owned Intellectual Property to any third party other than pursuant to a written confidentiality agreement pursuant to which such third party agrees to protect such confidential information. Except as set forth in Section 6.15(c), all Persons who have contributed to the creation, invention, modification or improvement of any material Company Owned Intellectual Property have signed written agreements (i) assigning to the Company and its Subsidiaries all Intellectual Property created or developed within the scope of employment or engagement, as applicable, and waiving all non-assignable moral rights, and (ii) protecting the trade secrets and confidential information of the Company and its Subsidiaries, and (A) all such assignment agreements and confidentiality agreements are valid and enforceable in accordance with their terms, and (B) no Person is in breach of any such agreement.
(d)    None of the Assets of the Company or any of its Subsidiaries, or the conduct of the Business, infringes, misappropriates, conflicts, or otherwise violates any Intellectual Property or privacy rights of any other Person, and neither the Company nor any of its Subsidiaries has received any Claim of infringement, violation, misappropriation or conflict (including any unsolicited offer to license, or claim that the Company or any of its Subsidiaries must license or refrain from using any other Person’s Intellectual Property). There are no pending or, to the Knowledge of the Company, threatened Claims against the Company, its Subsidiaries or its employees alleging that the operation of the Business infringes, violates, misappropriates or conflicts with any Intellectual Property of any other Person. There are no Proceedings or actions pending by or before any Governmental Entity challenging the ownership, validity or enforceability of any Company Owned Intellectual Property and, to the Knowledge of the Company, no such Proceedings have been threatened against the Company or any of its Subsidiaries. No Company Owned Intellectual Property is subject to any Order, Proceeding or Contract which limits in any manner the Company’s or its Subsidiaries’ ability to use such Company Owned Intellectual Property. To the Knowledge of the Company, no Person has or is currently infringing, misappropriating, conflicting or otherwise violating any of the Company Intellectual Property.
(e)    The Software, computer firmware, computer hardware, electronic data processing, information, security measures, record keeping, communications, telecommunications, networks, interfaces, platforms, peripherals and computer systems, including any outsourced systems and processes, that are owned or used by the Company or any of its Subsidiaries in the conduct of the Business (collectively, the “IT Systems”) are sufficient for the operation of the Business as of the date of this Agreement. The Company’s and its Subsidiaries’ service providers and vendors maintain and keep the IT Systems in sufficiently good working condition to perform the information technology operations for the Business and secure the Personal Information and confidential information that it or they maintain. Since the Compliance Date, there have been no (A) unauthorized access, intrusions, unavailability of IT Systems or Personal Information, loss, theft or breaches of security or Personal Information, or other security incidents that present a risk of unauthorized access, disclosure, use, corruption, destruction, compromise, or loss of Personal Information or that is considered a “data breach,” “personal data breach,” or “data security breach” under applicable Privacy Laws and Requirements (“Security Incident”), or (B) failures, breakdowns, continued substandard performance or other material and adverse events affecting any such IT Systems that have caused any substantial disruption of or material interruption in or to the use of such IT Systems which disrupted the Business. The Company and its Subsidiaries maintain and periodically test industry-standard security, disaster recovery and business continuity plans. The Company and its Subsidiaries use commercially reasonable efforts designed to protect the IT Systems from becoming infected by, and to the Company’s Knowledge, the IT Systems are free of, any virus, worm, Trojan horse, automatic restraint, time bomb or any other unintended, malicious feature or function designed to cause the erasing, destroying, or corrupting of Software, systems, databases, or data. The

Company and its Subsidiaries have not notified, and have not been required to notify, any Person, Governmental Entity or other third party regarding any Security Incident. None of the Company Owned Intellectual Property that is software contains open source software or is subject to any license: (i) that would grant or purport to grant to any Person any rights to or immunities under any of the Company Owned Intellectual Property, or (ii) requiring the Company Group to disclose, distribute or reverse-engineer the source code to any of the proprietary software, to license or provide the source code to any proprietary software for the purpose of making derivative works, or to make available for redistribution to any Person the source code to any of the proprietary software at no or minimal charge.
(f)    The Company and its Subsidiaries own outright, and have good and marketable title to, the Curricula, free and clear of all Liens. Neither the Seller nor any other Person owns or has any interest, directly or indirectly, in any part of the Curricula. Neither the Company nor any of its Subsidiaries use any part of the Curricula by Consent of any other Person and is not required to and does not make any payments to others with respect thereto.
(g)    Section 6.15(g) of the Disclosure Memorandum contains a complete and accurate list of all social media accounts (the “Accounts”) used in the Business and the Company and its Subsidiaries police the Accounts on a regular basis. All of the Company’s and its Subsidiaries’ uses of its Accounts have complied with all applicable Legal Requirements as well as all terms and conditions or terms of use applicable to the Accounts. Neither the Company nor any of its Subsidiaries engages or has engaged in text messaging.
Section 6.16    Employee Benefits.
(a)    Section 6.16(a) of the Disclosure Memorandum contains a true and complete list of each “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), deferred compensation, excess benefit, stock bonus, stock purchase, stock ownership, pension, profit sharing, savings and thrift, cafeteria, reimbursement, health savings, flexible spending, welfare, sick leave, medical, dental, hospitalization, vision, disability, accidental death and dismemberment, life insurance, death benefits, collective bargaining or other agreement with any works council or similar association, worker’s compensation, unemployment compensation, post-retirement, transaction bonus, periodic bonus, loan, salary continuation, benefit, defined benefit, retirement, employment (excluding at-will offer letters and employment agreements that do not contain change of control, severance or prior notice provisions), independent contractor, termination, retention, noncompetition and confidentiality (excluding the Company’s or any Company Subsidiary’s form noncompetition and/or confidentiality agreement, in which case provision of a copy of the form is sufficient), retirement, employment, independent contractor, termination, retention, noncompetition, confidentiality, compensation, incentive, stock option, restricted stock, stock appreciation right, phantom equity, change in control, severance, vacation, paid time off, fringe benefit, perquisite (including benefits relating to automobiles, clubs, child care, parenting leave, and sabbaticals), and other similar agreement, plan, policy, program, trust, fund, contract, agreement, retainer, consulting, understanding, commitment, policy, funding mechanism and other arrangement (and any amendments thereto), whether or not reduced to writing, in effect and covering one or more employees (whether active or on leave of absence), former employees, or any consultants, officers, directors or agents of the Company or any of its Subsidiaries, and the beneficiaries and dependents of any of them, and is established, operated, funded, administered, maintained, sponsored, contributed to, or required to be contributed to by the Company, any of its Subsidiaries or any ERISA Affiliate, or under which the Company or any of its Subsidiaries has or may have any liability, or with respect to which the Purchaser or any of its Affiliates would reasonably be expected to have any liability, contingent or otherwise (as set forth on Section 6.16(a) of the Disclosure Memorandum, each, a “Benefit Plan”).
(b)    With respect to each Benefit Plan, the Company has Made Available to Purchaser true, current and complete copies of each of the following: (i) where the Benefit Plan has been reduced to writing, the plan document together with all amendments; (ii) where the Benefit Plan has not been reduced to writing, a written summary of all material plan terms; (iii) where applicable, copies of any trust agreements, adoption agreements, annuity contracts, service provider contracts, insurance policies, certificates of coverage, riders, endorsements, applications, and investment management or investment advisory agreements; (iv) copies of any summary plan descriptions and each summary of material modifications thereto, employee handbooks; (v) the most recent Forms 5500 and all schedules thereto; and (vi) in the case of any Benefit Plan that is intended to be qualified under Section 401(a) of the Code (a “Qualified Benefit Plan”), a copy of the most recent determination, opinion or advisory letter from the Internal Revenue Service.
(c)    Each Benefit Plan and any related trust agreement is and has been established, maintained, operated, funded and administered in compliance both as to form and operation with its terms and with all applicable Legal Requirements (including ERISA and the Code and the regulations promulgated thereunder) in all material respects. Each Qualified Benefit Plan is qualified and has received a favorable and current determination, opinion or advisory letter from the Internal Revenue Service that the plan and the trust related thereto are exempt from federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code, and nothing has occurred whether by action or failure to act that would adversely affect the qualified or exempt status of any such Qualified Benefit Plan or trust. Nothing has occurred with respect to any Benefit Plan that has subjected or could reasonably be expected to subject the Company, any of its Subsidiaries or, with respect to any period on or after the Closing Date, the Purchaser or any of its Affiliates, to a penalty under Section 502 of ERISA or to an excise or penalty tax under the Code. All benefits, contributions and premiums relating to each Benefit Plan have been timely paid in accordance with the terms of such Benefit Plan and the terms of all applicable Legal Requirements. With respect to any Benefit Plan, no event has occurred or may occur that has resulted in or would subject the Company or any of its Subsidiaries or, with respect to any period on or after the Closing Date, the Purchaser or any of its Affiliates, to a Tax under Section 4971 of the Code or the assets of any of the foregoing Persons to a Lien under ERISA or the Code.
(d)    None of the Company, any of its Subsidiaries nor any ERISA Affiliate has ever maintained, contributed to, or been required to contribute to, (i) any Benefit Plan which is or has been subject to Title IV of ERISA, Code Sections 412, 430, 431, 432, or 436, ERISA Sections 302, 303, 304, or 305, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), or (iii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA) or “multiple employer plan” (within the meaning of Section 413(c) of the Code).
(e)    Except as set forth on Schedule 6.16(e) of the Disclosure Memorandum, the Company or any of its Subsidiaries has the right to terminate, suspend or amend each Benefit Plan. None of the Company nor any of its Subsidiaries has any commitment or obligation or has made any representations to any employee, whether or not legally binding, to adopt any additional employee benefit plan, program or arrangement, amend or modify any Benefit Plan or any collective bargaining agreement, in connection with the consummation of the transactions contemplated by this Agreement or otherwise.
(f)    Other than as required under Section 601 et. seq. of ERISA, none of the Company, any of its Subsidiaries nor any Benefit Plan provides, has ever provided, or has promised to provide, benefits or coverage in the nature of health, life or disability insurance following retirement or other termination of employment (other than death benefits when termination occurs upon death). Each Benefit Plan subject to ERISA covers only and provides benefits only to employees of the Company and its Subsidiaries and, if applicable, their dependents and COBRA participants.
(g)    There is no pending or, to the Knowledge of the Company, threatened Proceeding or Order relating to a Benefit Plan, and no Benefit Plan has since the Compliance Date been the subject of an examination, investigation or audit by a Governmental Entity or is the subject of an application or filing under, or is a participant in, an amnesty, voluntary compliance, self-correction or similar program sponsored by any Governmental Entity.
(h)    There has been no amendment to, announcement by the Company, any of its Subsidiaries or any of its Affiliates relating to, or change in employee participation or coverage under, any Benefit Plan or collective bargaining agreement that would increase the annual expense of maintaining such plan above the level of the expense incurred therefore for the most recent fiscal year with respect to any employee.
(i)    Except as set forth on Section 6.16(i) of the Disclosure Memorandum, no Benefit Plan exists that could (i) result in the payment of any money or other property; (ii) accelerate, create, accrue or provide any other rights or benefits (including funding of compensation or benefits through a trust or otherwise); or (iii) limit or restrict the ability of Purchaser or its Affiliates to merge, amend or terminate any Benefit Plan, in each case, as a result of the execution of this Agreement or otherwise related in any way to the transactions contemplated by this Agreement.
(j)    The Company, its Subsidiaries and each Benefit Plan has, prior to the date hereof, complied with the Patient Protection and Affordable Care Act, COBRA, FMLA, HIPAA, the Women’s Health and Cancer Rights Act of 1998, the Newborns’ and Mothers’ Health Protection Act of 1996, and any similar provisions of state Legal Requirement applicable to its employees. Neither the Company nor any of its Subsidiaries has any unsatisfied obligations to any employees or qualified beneficiaries pursuant to COBRA, HIPAA or any state or local Legal Requirement governing health care coverage or extension.
(k)    Neither the Company nor any of its Subsidiaries maintain any Benefit Plan on behalf of or for the benefit of any employees who perform services for the Company or any of its Subsidiaries outside of the United States.
Section 6.17    Employee Matters; Labor Relations.
(a)    Section 6.17(a) of the Disclosure Memorandum sets forth (i) all individuals who are employees of the Company or any of its Subsidiaries and (ii) all Persons who are consultants to or contractors with the Company or any Subsidiary of the Company, and sets forth for each such employee, consultant or contractor the following: (A) name; (B) title or position (including whether full or part time); (C) hire date; (D) current annual base compensation rate (or for non-exempt employees, hourly compensation rate); (E) commission, bonus or other incentive-based compensation rate; (F) accrued unused vacation or paid time off; and (G) leave of absence status, including the type of leave and anticipated return date. Except as set forth on Section 6.17(a) of the Disclosure Memorandum, all compensation, including wages, commissions, bonuses, fees, or other compensation payable to all employees of the Company or its Subsidiaries for services performed on or before the date of this Agreement have been paid in full (or accrued in full in the Estimated Closing Working Capital) and there are no outstanding Contracts with respect to any compensation, wages, commissions, bonuses, or fees. No employee of the Company or any of its Subsidiaries is provided any fringe benefits or is on a work permit or visa.
(b)    Neither the Company nor any of its Subsidiaries is a party to, or bound by, any collective bargaining or other agreement with any labor union, labor organization or works council. Except as set forth on Section 6.17(b) of the Disclosure Memorandum, since the Compliance Date, there has been no labor dispute, strike, picketing, work stoppage, lockout or organizing activity, and, to the Knowledge of the Company, none of the foregoing has been threatened in writing, by or with respect to any employees of the Company or any of its Subsidiaries.
(c)    The Company and its Subsidiaries are and have been in compliance in all material respects with all applicable Legal Requirements pertaining to employment and employment practices, including all Legal Requirements relating to labor relations, equal employment opportunities, fair employment practices, employment discrimination, harassment, retaliation, reasonable accommodation, disability rights or benefits, immigration, wages, hours, overtime compensation, child labor, health and safety, workers’ compensation, leaves of absence, and unemployment insurance. All individuals characterized and treated by the Company and its Subsidiaries as exempt employees are properly classified and compensated as exempt employees under all applicable Legal Requirements, and all non-exempt employees have been paid overtime pay as required by applicable Legal Requirements. There are no, and since the Compliance Date there has been no, Claims or Proceedings against the Company or any of its Subsidiaries pending, or to the Knowledge of the Company, threatened in writing to be brought or filed, by or with any Governmental Entity in connection with the employment of any current or former employee, consultant or independent contractor of the Company or any of its Subsidiaries, including, without limitation, any Claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay, wage and hour, misclassification or any other employment related matter arising under applicable Legal Requirements.
(d)    The Company and its Subsidiaries have (i) complied in all material respects and are in material compliance with, have not materially violated, and are not in material violation of, and have not received any notices of non-compliance or violation or alleged non-compliance or violation with respect to, any applicable Legal Requirements relating or pertaining to COVID-19 or the SARS-CoV-2 virus, (ii) taken reasonable steps to minimize potential workplace exposure in light of COVID-19 or the SARS-CoV-2 virus, and (iii) Made Available to Purchaser true, accurate and complete copies of all (A) workplace communications from the Company or any Company Subsidiary to employees regarding actions or changes in workplace schedules, employee travel, remote work practices, onsite meetings, or other changes that have been implemented in response to COVID-19, (B) contingency plans for workplace cessation in light of COVID-19 and (C) policies implemented in relation to COVID-19.
(e)    The Company and its Subsidiaries have complied with the WARN Act and any similar state and local Legal Requirements, and neither the Company nor any of its Subsidiaries has plans to undertake any action in the future that would trigger the WARN Act or any similar state or local Legal Requirements.
(f)    Except as set forth on Section 6.17(f) of the Disclosure Memorandum, since the Compliance Date, no allegations of sexual harassment or misconduct have been made involving any current or former director, officer or employee of the Company or any of its Subsidiaries and neither the Company or any of its Subsidiaries have entered into any settlement agreements related to allegations of sexual harassment by any current or former director, officer or employee of the Company or any of its Subsidiary.
Section 6.18    Environmental Compliance.
(a)    The Company and its Subsidiaries are currently and have been in compliance, in all material respects, with all Environmental Laws and have not received from any Person any: (i) Environmental Notice Claim; or (ii) request for information pursuant to Environmental Law. Neither the Company nor any of its Subsidiaries generate any Hazardous Substances in the Ordinary Course.
(b)    The Company and its Subsidiaries have obtained and are in compliance, in all material respects, with all Environmental Permits necessary for the ownership, lease, operation or use of the Business or Assets (each of which is set forth on Section 6.18(b) of the Disclosure Memorandum), and all such Environmental Permits are in full force and effect and shall be maintained in full force and effect on the Closing Date in accordance with applicable Environmental Laws, and neither the Company nor any of its Subsidiaries has Knowledge of any condition, event or circumstance that might prevent or impede, after the Closing Date, the ownership, lease, operation or use of the Business or Assets as currently carried out.
(c)    Except as set forth on Section 6.18(c) of the Disclosure Memorandum, there has been no Release of Hazardous Materials with respect to the Business or Assets or any real property currently or formerly owned, operated or leased by the Company or its Subsidiaries, and neither the Company nor any of its Subsidiaries has received an Environmental Notice that any real property currently or formerly owned, operated or leased in connection with the Business (including soils, groundwater, surface water, buildings and other structure located on any such real property) has been contaminated with any Hazardous Material which could reasonably be expected to result in an Environmental Claim against, or a violation of an Environmental Law or term of any Environmental Permit by, the Company or any of its Subsidiaries.
(d)    Section 6.18(d) of the Disclosure Memorandum contains a complete and accurate list of all active or abandoned aboveground or underground storage tanks now or at any time owned or operated by the Company or its Subsidiaries.
(e)    Neither the Company nor any of its Subsidiaries has retained or assumed, by any means, including by Contract or operation of any Legal Requirement, any liabilities or obligations of third parties under any Environmental Law. Neither the Company nor any of its Subsidiaries has arranged, by Contract or otherwise, for the transportation, disposal, or treatment of Hazardous Materials at any location that would reasonably be expected to result in a material liability or obligation of any Group Member.
(f)    The Company has Made Available to Purchaser any and all environmental reports, studies, audits, records, sampling data, site assessments, risk assessments, economic models and other similar documents with respect to the Canton Campus, the Business or the Assets or any currently or formerly owned, operated or leased real property which are in the possession or control of the Company or any of its Subsidiaries related to compliance with Environmental Laws, an Environmental Notice or the Release of Hazardous Materials.
Section 6.19    No Brokers or Finders. Except for Capstone Headwaters LLC, no broker, finder, or agent will have any claim against any of the Company, its Subsidiaries, the Seller or the Purchaser for any fees or commissions in connection with the transactions contemplated by this Agreement, in each case, based on arrangements made by or on behalf of the Company or its Subsidiaries.

Section 6.20    Tax Matters.
(a)    All Tax Returns required by any applicable Legal Requirement to have been filed by or with respect to the Company or its Subsidiaries have been timely filed, and all such Tax Returns were true, correct and complete in all material respects. All Taxes required to have been paid or withheld and deposited by or with respect to the Company or its Subsidiaries (whether or not shown on any Tax Return) have been timely paid or withheld and deposited. No adjustment relating to any such Tax Return has been proposed in writing by any Tax Authority insofar as relates to the activities or income of the Company or its Subsidiaries or could result in liability of the Company or its Subsidiaries.
(b)    There are no pending or threatened in writing audits, Proceedings for the assessment or collection of any Tax against the Company or its Subsidiaries or (insofar as relates to the activities or income of the Company or its Subsidiaries or could result in liability of the Company or its Subsidiaries) any entity that was included in the filing of any Tax Return with the Company or its Subsidiaries. There are no Liens (other than Permitted Liens) on any of the Assets with respect to Taxes.
(c)    Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency which waiver or extension has not yet expired.
(d)    No Claim has been made by a Tax Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns alleging that the Company or any such Subsidiary is subject to taxation by that jurisdiction.
(e)    Neither the Company nor any of its Subsidiaries has entered into any written agreement with a Tax Authority with respect to any Tax.
(f)    Neither the Company nor any of its Subsidiaries is or ever has been a member of any group filing any Tax Return on an affiliated, combined, consolidated or unitary basis other than the U.S. federal income tax consolidated group of which the Company is the common parent. Neither the Company nor any of its Subsidiaries is liable for the Taxes of any Person as a transferee or successor or by operation of law or pursuant to any Contract. Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax sharing, Tax indemnity or Tax allocation agreement, nor is it liable to another party under any such agreement.
(g)    Neither the Company nor any of its Subsidiaries has been a member of any partnership or joint venture for any period for which the statute of limitations for any Tax has not expired.
(h)    No power of attorney that is currently in force has been granted with respect to any matter relating to Taxes that could affect the Company or any of its Subsidiaries in any taxable period or portion thereof beginning after the Closing Date.
(i)    All transactions between the Company or any of its Subsidiaries and the Seller or any Affiliate of the Seller have been conducted on an arm’s-length basis, and the Company and its Subsidiaries have maintained documentation thereof in accordance with any applicable Legal Requirements.
(j)    Neither the Company nor any of its Subsidiaries has participated in, or is currently participating in any “listed transaction” or “reportable transaction” within the meaning of Section 1.6011-4 of the U.S. Treasury Regulations.

(k)    Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, non-U.S. or other applicable Legal Requirement) executed prior to the Closing Date, (ii) any intercompany transaction entered into prior to the Closing Date, (iii) any installment sale or open transaction entered into on or prior to the Closing Date, (iv) any change in method of accounting made on or prior to the Closing Date, (v) any election under Section 965 of the Code made prior to the Closing Date, or (vi) any prepaid amount received on or prior to the Closing Date.
(l)    Neither the Company nor any of its Subsidiaries has: (i) deferred payment of the employer or employee portion of any Tax pursuant to Section 2302 of the CARES Act or any other provision of the 2020 U.S. Tax Acts or (ii) claimed the employee retention credit pursuant to Section 2301 of the CARES Act or any other Tax credit applicable to employment Taxes under any provision of the 2020 Tax Acts. Neither the Company nor any of its Subsidiaries has filed any amended Tax Return or other claim for a Tax refund as a result of, or in connection with, the carry back of any net operating loss or other attribute to a year prior to the taxable year including the Closing Date under Section 172 of the Code, as amended by Section 2303 of the CARES Act (or any corresponding or similar provision of state, local, non-U.S. or other applicable Legal Requirements).
(m)    Each Benefit Plan providing for deferred compensation that constitutes a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code and the regulations promulgated thereunder) is, and has been, established, administered and maintained in compliance with the requirements of Section 409A of the Code and the regulations promulgated thereunder (“Section 409A”). No Benefit Plan or Contract provides a gross-up or other indemnification by the Company or any of its Subsidiaries for any Taxes that may be imposed for failure to comply with the requirements of Section 409A.
(n)    Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in combination with any other event) will give rise to the payment of any amount that is an “excess parachute payment” within the meaning of Section 280G of the Code.
(o)    There is no Benefit Plan or Contract by which the Company or any of its Subsidiaries is bound to compensate any Person for excise Taxes paid pursuant to Section 4999 of the Code or for any Tax paid as a result of Section 409A of the Code.
Section 6.21    Real Property.
(a)    Except as set forth in Section 6.21(a) of the Disclosure Memorandum, neither the Company nor any of its Subsidiaries owns, or has ever owned, any real property, nor does the Company or any of its Subsidiaries have an option to purchase, or is otherwise obligated to purchase, any real property. Section 6.21(a) of the Disclosure Memorandum sets forth the address of each parcel of property that is leased or subleased by the Company or any of its Subsidiaries or that the Company or any of its Subsidiaries has agreed (or has an option) to lease or sublease or is obligated to lease or sublease, whether as lessor or lessee (“Leased Real Property” and the buildings and fixtures thereon are hereinafter referred to as the “Leased Improvements”), and a true and complete list of each lease or sublease, and all amendments thereto, pursuant to which such real property is leased (each, a “Real Property Lease” and, collectively, the “Real Property Leases”) for each such Leased Real Property, which includes (i) the landlord under each Real Property Lease, (ii) the rental amount currently being paid under each Real Property Lease, and (iii) the expiration of the term of each Real Property Lease.
(b)    Except as set forth on Section 6.21(b) of the Disclosure Memorandum, neither the Company nor any of its Subsidiaries has subleased any Leased Real Property or any portion thereof or assigned or granted any interest in any Real Property Lease to any Person. With respect to each of the Real Property Leases: (i) such Real Property Lease is legal, valid and binding on the Company or the applicable Subsidiary of the Company party thereto, and to the Knowledge of the Company, the other party thereto, enforceable in accordance with its terms and in full force and effect, except as enforceability may be limited by the Enforceability Exceptions; (ii) the consummation of the Closing does not require the Consent of any other party to such Real Property Lease, will not result in a breach of or default under such Real Property Lease, and will not otherwise cause such Real Property Lease to cease to be legal, valid, binding, enforceable (except as enforceability may be limited by the Enforceability Exceptions) and in full force and effect on identical terms following the Closing; (iii) the possession and quiet enjoyment of the rights and benefits granted to the Company or its Subsidiary under such Real Property Lease have not been disturbed in any material respect, and (iv) neither the Company, any of its Subsidiaries, or, to the Knowledge of the Company, any other party thereto, is in material breach or default under such Real Property Lease.
(c)    There are no Claims, Proceedings or Orders pending or, to the Knowledge of the Company, threatened in writing against or affecting the Leased Real Property or any portion thereof or interest therein in the nature of condemnation or eminent domain proceedings. No part of any Leased Real Property is subject to any building or use restrictions that would restrict or prevent the present use and operation of such Leased Real Property, and each Leased Real Property is properly and duly zoned for its current use, and such current use is in all respects a conforming use. Since the Compliance Date, no Governmental Entity having jurisdiction over any Leased Real Property has issued to the Company, any of its Subsidiaries, the Seller or any of its Affiliates or, to the Knowledge of the Company, threatened in writing to issue any notice or Order or arbitration award that adversely affects the use or operation of any Leased Real Property, or requires, as of the date hereof or a specified date in the future, any repairs or alterations or additions or improvements thereto, or the payment or deduction of any money, fee, exaction or property. All Leased Improvements are structurally sound, in good condition, working order and repair (ordinary wear and tear excepted), and none of the Company, any of its Subsidiaries, the Seller or its Affiliates has received any written notice from any insurance company or bonding company of any defects or inadequacies in any Leased Real Property, or any part thereof, which would adversely affect the insurability of the same or cause the imposition of extraordinary premiums or charges thereon or of any termination or threatened termination of any policy of insurance or bond. All water, gas, electrical, steam, compressed air, telecommunication, utility, sanitary and storm sewage lines and systems and other similar systems serving the Leased Real Property are fully operational and in working order and are sufficient to enable the Leased Real Property to continue to be used, occupied and operated in the manner currently being used, occupied and operated.
Section 6.22    Insurance. Section 6.22 of the Disclosure Memorandum sets forth a true, correct and current list of the Company’s and its Subsidiaries’ insurance policies (including policy number, amount and type of coverage, period of coverage, whether such policy is an occurrence policy or a claims-made policy, and the premiums of such policy allocated to the Company and each of its Subsidiaries) and fidelity bonds maintained on its Assets, or with respect to its employees or the Business and all such complete and correct insurance policies and bonds have been Made Available to the Purchaser. All such insurance policies are valid, binding and enforceable in accordance with their terms against the respective insurers, except as enforcement may be limited by the Enforceability Exceptions and have not been subject to any lapse in coverage. All such insurance policies are in full force and effect, all premiums due and payable thereon have been paid (other than retroactive or retrospective premium adjustments that are not yet required to be paid) and neither the Company, any of its Subsidiaries nor any Affiliate of the Company is in material default with respect to its obligations under any such insurance policy. Except as set forth on Section 6.22 of the Disclosure Memorandum, there are no Claims related to the Business pending under any insurance policies as to which coverage has been questioned, denied or disputed or in respect of which there is an outstanding reservation of rights or where available insurance coverage (inclusive of defense expenses) will be exceeded. The insurance policies maintained by or on behalf of the Company and its Subsidiaries are sufficient for compliance with all applicable Legal Requirements and Contracts to which the Company or any of its Subsidiaries is a party or by which the Company, its Subsidiaries or any of its Assets are bound. The Company and its Subsidiaries have timely provided all notices required to be given under such insurance policies to the respective insurer with respect to all Claims and actions covered by insurance. Since the Compliance Date, neither the Company nor any of its Subsidiaries has (i) received any written notice from any insurer canceling or materially amending any of such insurance policies, and no such cancellation or amendment is threatened, or (ii) failed to present any Claim which is still outstanding under any of such insurance policies. Neither the Company nor any of its Subsidiaries has reached or exceeded its policy limits for any insurance policies in effect. No such insurance policies are written on a retrospective, audited, or similar premium basis.
Section 6.23    Compliance with Educational Laws.
(a)    Since the Compliance Date, the Company, its Subsidiaries and the School have maintained all Educational Approvals from Educational Agencies necessary to operate the School in the manner it was or is operated, including Educational Approvals necessary to offer its educational programs on-ground or online. Except as set forth on Section 6.23(a) of the Disclosure Memorandum, neither Seller nor the School has received any written notice that the School is in material violation of any of the terms or conditions of any Educational Approval, or alleging the failure to hold or obtain any Educational Approval required by any applicable Educational Law. Section 6.23(a) of the Disclosure Memorandum sets forth a true, correct, and complete list of all currently effective Educational Approvals issued to the School.
(b)    Since the Compliance Date, each educational program offered by the School for which Title IV Program funds have been provided has been and is (i) an “eligible program” as defined by DOE and has been offered in material compliance with the requirements of 34 C.F.R. §§ 668.8, 668.9 and 668.14, including the requirements regarding the length of educational programs, (ii) approved by the School’s institutional Accrediting Body or included within the scope of the School’s grant of accreditation from its institutional Accrediting Body, (iii) accredited programmatically by a programmatic Accrediting Body if such accreditation is required by an Educational Agency or Governmental Entity in the state in which the educational program is offered, (iv) to the extent applicable, in material compliance with applicable educational prerequisites for professional licensure, and certification requirements, imposed by any Educational Agency or Governmental Entity in the state in which the educational program is offered in order for a graduate to be qualified to work, or find employment in, an occupation for which the School represents or has represented the educational program prepares the student to enter.
(c)    Section 6.23(c) of the Disclosure Memorandum sets forth all certification or licensure tests for which the Company, its Subsidiaries or the School represents or has represented in writing its educational programs prepare students since the Compliance Date. Except as set forth on Section 6.23(c) of the Disclosure Memorandum, since the Compliance Date, the School has not received written communication from any applicable licensing body indicating that pass rates for graduates of the School are insufficient or otherwise unacceptable to allow such graduates to sit for any licensing examination, and no applicable licensing body has issued a communication stating its intent to the School to revoke the eligibility of the School’s graduates to take any such licensing examination.
(d)    Since the Compliance Date, the Company and its Subsidiaries have conducted the operations of the School in compliance, in all material respects, with all applicable Educational Laws and with the terms and conditions of all Educational Approvals issued to or held by the School, including a valid and effective PPA with the DOE.
(e)    None the Company, any of its Subsidiaries nor the School has received written notice that any of its Educational Approvals will not be renewed. Except as set forth on Section 6.23(e) of the Disclosure Memorandum, the School has not been subject to any action by any Educational Agency to revoke, withdraw, suspend, limit, condition, restrict, place on reporting or place on probation any Educational Approval. To the Knowledge of the Seller, the Company and the School, there are no proceedings pending to revoke, withdraw, suspend, limit, condition, restrict, place on reporting or place on probation any Educational Approval, or to require the School to show cause why any Educational Approval should not be revoked; and to the Knowledge of the Seller, the Company and the School, there are no facts, circumstances or omissions concerning the Company, any of its Subsidiaries or the School that could lead to such an action.
(f)    To the Knowledge of the Seller, the Company and the School, except as set forth on Section 6.23(f) of the Disclosure Memorandum, there has been no audit, review, investigation or proceeding initiated by or before any Educational Agency, including any entity that administers any Student Financial Assistance program, relating to the Seller, the Company, any of its Subsidiaries or the School (each, an “Educational Agency Action”) that is not within the Ordinary Course. The School has complied with, and resolved all of the findings and conditions arising from, any Educational Agency Action. Except as set forth on Section 6.23(f) of the Disclosure Memorandum, none of the Seller, the Company, any of its Subsidiaries nor the School has received written notice of any fact, circumstance, or omission concerning the Seller, the Company, any of its Subsidiaries or the School that is reasonably likely to lead to an Educational Agency Action.
(g)    In addition, and without limiting the foregoing:
(i)    Since the Compliance Date, the School has not received greater than ninety percent (90%) of its revenues from Title IV Programs during any completed fiscal year, as such percentage is required to be calculated under 34 C.F.R. §§ 668.14 and 668.28. Section 6.23(g)(i) of the Disclosure Memorandum sets forth the audited percentages of revenue that the School received from Title IV Programs for the fiscal years ended December 31, 2019 and December 31, 2020, as such percentages are required to be calculated under 34 C.F.R. §§ 668.14 and 668.28.
(ii)    Section 6.23(g)(ii) of the Disclosure Memorandum contains a listing of all Student Financial Assistance Programs currently administered by the School.
(iii)    Since the Compliance Date, the Company, its Subsidiaries and the School have been in material compliance with the requirements set forth in 20 U.S.C. § 1094(a)(20) and 34 C.F.R. § 668.14(b)(22) regarding the payment of commissions, bonuses, or other payments based directly or indirectly on success in securing enrollments or awarding Title IV Program funds to any Person responsible for any student recruiting or admission activities or engaged in or responsible for decisions regarding the awarding of Title IV Program funds for or on behalf of the Company, any of its Subsidiaries or the School.
(iv)    Since the Compliance Date, the School has not provided any portion of an education program by correspondence, or admitted as regular students any Persons who were incarcerated or had neither a high school diploma nor the recognized equivalent of a high school diploma.
(v)    For each fiscal year ended since the Compliance Date, the School has complied, in all material respects, with the requirements set forth at 34 C.F.R. § 668.23 regarding the annual submission of Title IV Program compliance audits and audited financial statements.
(vi)    Section 6.23(g)(vi) of the Disclosure Memorandum sets forth a list of the School’s official cohort default rates for loans administered under the Title IV Programs, as calculated by DOE pursuant to 34 C.F.R. Part 668 Subpart N, for the three most recently completed federal fiscal years for which such official rates have been published, as well as the School’s most recently issued draft cohort default rate.
(vii)    For each fiscal year ended since the Compliance Date, the School has materially complied with the DOE standards of financial responsibility set forth at 34 C.F.R. §§ 668.171-175, as applicable. Since the Compliance Date, except for any surety bond required in the Ordinary Course or set forth on Section 6.23(g)(vii) of the Disclosure Memorandum, no Educational Agency has required the School to post a letter of credit or bond or other form of surety for any reason, including any request for a letter of credit based on late refunds pursuant to 34 C.F.R. § 668.173, or required or requested that the School administer Title IV Program funds under the reimbursement or heightened cash monitoring-level 2 procedures set forth at 34 C.F.R. § 668.162(c) or (d)(2).
(viii)    Except as set forth on Section 6.23(g)(viii) of the Disclosure Memorandum, since the Compliance Date, none of the Company, any of its Subsidiaries nor the School has provided any educational instruction on behalf of any other institution or organization, and no other institution or organization has provided any educational instruction on behalf of the School.
(ix)    Set forth in Section 6.23(g)(ix) of the Disclosure Memorandum is a true, correct, and complete list, including full addresses and dates of operation, of each campus, additional location, branch, facility, or other location where the School has offered all or any portion of any educational program since the Compliance Date.
(x)    Except as set forth on Section 6.23(g)(x) of the Disclosure Memorandum, the School has administered all grant funds received pursuant to (i) the Higher Education Emergency Relief Fund authorized by section 18004(a)(1) of the CARES Act or (ii) the Higher Education Emergency Relief Fund authorized by section 314(a)(4) of the CRRSAA, in compliance in all material respects with all applicable terms and conditions relating to the receipt and expenditure of such grant funds.
(h)    None of the Company, any of its Subsidiaries nor the School, nor any Person that exercises Substantial Control over the Company, any of its Subsidiaries or the School, nor any member of any such Person’s family (as the term “family” is defined in 34 C.F.R. § 600.21(f)), either alone or together, (A) exercises or exercised Substantial Control over an institution other than the School or over a third-party servicer (as that term is defined in 34 C.F.R. § 668.2) that owes a liability for a violation of a Title IV Program requirement, or (B) owes a liability for a Title IV Program violation.

(i)    None of the Company, any of its Subsidiaries or the School, or any Affiliate of any of the foregoing that has the power, by Contract or ownership interest, to direct or cause the direction of the management or policies of the School, has filed for relief in bankruptcy or had entered against it an Order for relief in bankruptcy. None of the Company, any of its Subsidiaries nor the School, nor any Person that exercises Substantial Control over either of them, has pled guilty to, has pled nolo contendere to, or has been found guilty of a crime involving the acquisition, use, or expenditure of funds under the Title IV Programs or has been judicially determined to have committed fraud involving funds under the Title IV Programs.
(j)    None of the Company, any of its Subsidiaries nor the School knowingly employs, nor since the Compliance Date has knowingly employed, any individual or entity in a capacity that involves the administration or receipt of funds under the Title IV Programs, or contracted with any institution or third-party servicer, which has been terminated under the Title IV Programs for a reason involving the acquisition, use, or expenditure of federal, state or local government funds, or has been convicted of, or has pled nolo contendere or guilty to, a crime involving the acquisition, use or expenditure of federal, state, or local government funds, or has been administratively or judicially determined to have committed fraud or any other material violation of law involving federal, state, or local government funds.
(k)    None of the Company, any of its Subsidiaries the School or any principal (as such term is defined in 2 C.F.R. Parts 180 and 3485) or Affiliate (as such term is defined in 2 C.F.R. Part 180) of any of the foregoing is debarred or suspended under 2 C.F.R. Part 180, 2 C.F.R. 3485, 48 C.F.R. Part 9, or 48 C.F.R. Part 3409, nor to the Knowledge of the Seller, the Company or School does cause exist for such debarment or suspension.
(l)    Except for the Educational Consents set forth in Section 6.23(l)(i) of the Disclosure Memorandum, which schedule identifies the Pre-Closing Educational Consents, and the Educational Consents set forth in Section 6.23(l)(ii) of the Disclosure Memorandum, which schedule identifies the Post-Closing Educational Consents, no filings, notices, reports, consents, registrations, approvals, permits or authorizations are required to be made with or obtained from any Educational Agency by the School in connection with the execution, delivery and performance by the Company and its Subsidiaries of this Agreement and the consummation of the transactions contemplated hereby and thereby.
(m)    The Seller and the Company have Made Available to the Purchaser true and complete copies of all material correspondence received from or sent by or on behalf of the Company, its Subsidiaries or the School to any Educational Agency since the Compliance Date relating to any Educational Agency Action, and specifically excluding general correspondence routinely sent to, or received from, any Educational Agency.
Section 6.24    Student Enrollment Levels. Set forth on Section 6.24 of the Disclosure Memorandum is a true, correct and complete list of the student enrollment levels for the School by program as of the most recent calendar month end, with such enrollment levels calculated on the basis of individual students who were enrolled and in good standing on such date.
Section 6.25    Bank Accounts; Powers of Attorney. Section 6.25 of the Disclosure Memorandum sets forth (a) each of the bank accounts of the Company and its Subsidiaries and the employees that are authorized signatories with respect to such accounts, and (b) each power of attorney the Company and its Subsidiaries has granted to any Person to act or execute documents on behalf of the Company and its Subsidiaries.
Section 6.26    Transactions with Affiliates, Stockholders, Officers, Directors and Others. Except as set forth in Section 6.26 of the Disclosure Memorandum or with respect to any amounts to be repaid or Contracts to be terminated at Closing, none of the Seller, the Company, any of its Subsidiaries nor any officer, employee, director, stockholder or Affiliate of the foregoing or any entity that Controls or is Controlled by such Persons: (a) has any Contract with the Company or its Subsidiaries; (b) has any loans or receivables outstanding to or from the Company or its Subsidiaries; (c) is otherwise indebted to the Company or its Subsidiaries; (d) owns any property, real or personal, tangible or intangible, required for or used in the Business; (e) is owed any money or property by the Company or Subsidiaries, other than wages or salary earned in the Ordinary Course or (f) owns, directly or indirectly, any interest (excepting less than five percent (5%) stock holdings for investment purposes in securities of publicly held and traded companies), or is an officer, director, employee or manager, of, any Person which is, or is engaged in business as, a competitor, supplier, distributor, or customer or client of the Company or its Subsidiaries.
Section 6.27    Privacy and Data Security.
(a)    The Company and its Subsidiaries, and to the Knowledge of the Company, its and their vendors, processors or third parties that process Personal Information, have, since the Compliance Date, taken commercially reasonable measures to protect the privacy and security of the Personal Information of each student or other natural person collected by the Company and its Subsidiaries or on its or their behalf and to maintain in confidence such Personal Information, and is in material compliance with its or their: (i) published privacy policies, (ii) internal privacy policies and guidelines, (iii) applicable Privacy Laws and Requirements, and (iv) contractual requirements or terms of use concerning processing of Personal Information to which the Company or any of its Subsidiaries is a party or otherwise bound.
(b)    No Claim is pending, or to the Knowledge of the Company, has, since the Compliance Date, been threatened in writing against the Company or any of its Subsidiaries by any individual, third party or any Governmental Entity with respect to Personal Information collected, used, processed or shared by the Company or any of its Subsidiaries, or held or processed by any vendor, processor, or other third party for or on behalf the Company or its Subsidiaries, alleging any violation of Privacy Laws and Requirements. Since the Compliance Date, there has been no loss or other misuse by the Company or any of its Subsidiaries, or by any vendor, processor, or third party for or on behalf of the Company or any of its Subsidiaries of such Personal Information, and, to the Knowledge of the Company, no third party has had unauthorized access to or misused the Personal Information collected by the Company or any of its Subsidiaries, or collected by any vendor, processor, or third party for or on behalf of the Company or any of its Subsidiaries.
(c)    The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, do not and will not: (i) conflict with or result in a material violation or breach of any applicable Privacy Laws and Requirements or applicable published privacy policies or internal privacy policies or guidelines (as currently existing or as existing at the time during which any Personal Information was collected or processed by, for, or on behalf of the Company or any of its Subsidiaries); or (ii) require the consent of or notice to any Person concerning such Person’s Personal Information.

(d)    Since the Compliance Date, to the extent required by applicable Privacy Laws and Requirements, the Company and its Subsidiaries have posted to each of their websites and mobile applications and provided or otherwise made available in connection with any Company products or services a Company privacy policy. No disclosure or representation made or contained in any Company privacy policy has been materially inaccurate, misleading, deceptive, or in material violation of any applicable Privacy Laws and Requirements. The Company and its Subsidiaries do not “sell” Personal Information as defined under applicable Privacy Laws and Requirements.
Section 6.28    Absence of Questionable Payments. None of the Company, any of its Subsidiaries nor any of its respective officers or directors, nor, to the Knowledge of the Company, any of their respective agents, employees, consultants, nor any other Persons acting on their behalf, have (a) used any funds of the Company or its Subsidiaries for unlawful contributions, payments, gifts or entertainment, or made any unlawful expenditures relating to political activity, to officials of any Governmental Entity, or other Persons, or established or maintained any unlawful or unrecorded funds, in each case in violation of Section 104 of the Foreign Corrupt Practices Act of 1977 (15 U.S.C. Section 78dd-2), as amended, or any other applicable Legal Requirement; or (b) accepted or received for or on behalf of the Seller or Company any unlawful contributions, payments, expenditures, or gifts.
Section 6.29    PPP Loan. Neither the Company nor any of its Subsidiaries has currently outstanding any loan under the Paycheck Protection Program administered by the Small Business Administration under Division A, Title I of the CARES Act, including as extended by P.L. 116-260, the Economic Aid to Hard-Hit Small Businesses, Nonprofits, and Venues Act (Division N, Title III of the Consolidated Appropriations Act of 2021). With respect to the PPP Loan, the Company and its Subsidiaries were eligible for the PPP Loan at the time of the application for, acceptance of, and use of the proceeds of such loan. All representations, statements and certifications made by the Company or any of its Subsidiaries to the applicable lender or any Governmental Entity in connection with the PPP Loan (including all representations, statements and certifications in any promissory notes, loan agreements and other documents delivered in connection with the PPP Loan) were made in good faith and were accurate, true, correct and complete in all respects when made. The Company repaid the PPP Loan in full on May 11, 2020, and there are no outstanding obligations with respect to the PPP Loan. Other than the PPP Loan, the Company has neither applied for nor received any loans or other aid pursuant to the CARES Act.
Section 6.30    Solvency. The Seller is not entering into this Agreement or any of the other agreements contemplated hereunder with the intent to hinder, delay or defraud either present or future creditors. Each of the Company and its Subsidiaries is Solvent. At the Closing and after giving effect to the transactions contemplated hereunder, the Company and its Subsidiaries will be Solvent.
ARTICLE VII
REPRESENTATIONS AND WARRANTIES RELATING TO THE PURCHASER
The Purchaser hereby makes the following representations and warranties as of the date hereof and as of the Closing Date (except to the extent that such representations and warranties reference another date, in which case, as of such date), to the Seller as follows:
Section 7.1    Due Organization; Good Standing; Corporate Power. The Purchaser is a corporation, duly organized, validly existing and in good standing under the laws of Delaware and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted.

Section 7.2    Authority and Enforceability. The Purchaser has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and the other Transaction Documents and to consummate the transactions contemplated hereby and thereby and to perform its obligations hereunder and thereunder. The execution, delivery and performance by the Purchaser of this Agreement and the other Transaction Documents, and the consummation by the Purchaser of the transactions contemplated hereby and thereby, have been duly authorized by the governing body of the Purchaser. This Agreement and each of the Transaction Documents to which the Purchaser is a party has been, or will be when executed and delivered on the Closing Date, duly executed and delivered by the Purchaser (or by an applicable Affiliate of the Purchaser, which is party to a Transaction Document) and constitutes (or will constitute) a valid and legally binding obligation of the Purchaser (or such Affiliate, as applicable), enforceable against it in accordance with the terms hereof, except as such enforcement may be limited by the Enforceability Exceptions.
Section 7.3    No Defaults or Conflicts. The execution, delivery and performance by the Purchaser of this Agreement and the other Transaction Documents do not, and the consummation of the transactions contemplated hereby and thereby will not: (a) result in or constitute a breach or an event that, with or without the giving of notice, the lapse of time or both, would constitute a default, breach or other violation of the Organizational Documents of the Purchaser; (b) violate (with or without the giving of notice or the lapse of time or both) or require any Consent applicable to the Purchaser, or (c) with or without the giving of notice, the lapse of time or both, violate or conflict with, or result in the breach of, or constitute a default under, or result in the termination or other modification or cancellation or acceleration of the performance of the obligations of the Purchaser under any Contract to which the Purchaser is a party or by which the Purchaser or any of its properties or assets are bound, in the case of each of (a), (b) or (c), as would prevent or materially delay the Closing.
Section 7.4    Proceedings. As of the date hereof, there is no Proceeding pending or, to the knowledge of the Purchaser, threatened, against the Purchaser seeking to prevent or challenge the transactions provided for herein.
Section 7.5    Investment Representations. The Purchaser is purchasing the Shares for its own account with the present intention of holding such securities for investment purposes and not with a view to or for sale in connection with any public distribution of such securities in violation of any federal, state or foreign securities Legal Requirements. The Purchaser is an “accredited investor” as defined in Regulation D promulgated under the Securities Act. The Purchaser acknowledges and agrees that it is fully informed as to the risks of the transactions contemplated hereby and the ownership of the Shares. The Purchaser has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in the Shares pursuant to this Agreement and protecting its own interests in connection with the transactions contemplated hereby. The Purchaser acknowledges that the Shares have not been registered under the Securities Act or any state or foreign securities laws and that the Shares may not be sold, transferred, offered for sale, pledged hypothecated or otherwise disposed of unless such transfer, sale, assignment, pledge, hypothecation or other disposition is pursuant to the terms of an effective registration statement under the Securities Act and is registered under any applicable state or foreign securities laws or pursuant to an exemption from registration under the Securities Act and any applicable state or foreign securities laws. The Purchaser confirms that the Company and the Seller have made available to it and its representatives such opportunity to ask questions of the personnel of the Company, as well as access to the offices, Assets and Records of the Company, as the Purchaser has requested. In entering into this Agreement, the Purchaser has relied solely upon its own investigation and analysis and the representations and warranties set forth in Article VI, and the Purchaser acknowledges that, except for the representations and warranties set forth in Article VI, (i)

none of the Company, the Seller or any of their respective managers, directors, officers, employees, Affiliates, stockholders, members, agents or representatives makes or has made any representation or warranty, either express or implied, including any implied warranty of merchantability or suitability, (A) as to the accuracy or completeness of any of the information provided or made available to the Purchaser or any of its directors, officers, employees, equityholders, agents, representatives, lenders or Affiliates prior to the execution of this Agreement or (B) with respect to any projections, forecasts, estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) of the Company or its Subsidiaries heretofore or hereafter delivered to or made available to the Purchaser or any of its directors, officers, employees, equityholders, agents, representatives, lenders or Affiliates and (ii) it has not been induced by or relied upon any representation, warranty, inducement, promise or other statement, express or implied, made by the Company, the Seller or any of their respective managers, directors, officers, employees, Affiliates, stockholders, members, agents or representatives. Notwithstanding anything contained herein to the contrary, nothing in this Section 7.5 or otherwise shall limit or impair the right of the Purchaser to bring a Claim (or rights or remedies in respect thereof) against any Person arising from Fraud.
Section 7.6    Financial Ability. The Purchaser: (a) has, and at the Closing will have, sufficient unrestricted internal funds (without giving effect to any unfunded financing regardless of whether any such financing is committed) available to pay the Purchase Price and any fees or expenses incurred by Purchaser in connection with the transactions contemplated hereby; (b) has, and at the Closing will have, the resources and capabilities (financial or otherwise) to perform its obligations hereunder; and (c) has not incurred any obligation, commitment, restriction or liability of any kind that would impair or adversely affect such resources and capabilities.
Section 7.7    Regulatory Qualifications.
(a)    None of the Purchaser or any subsidiary thereof, nor any Person that exercises Substantial Control over the Purchaser or any subsidiary thereof, nor any member of any such Person’s family (as the term “family” is defined in 34 C.F.R. § 600.21(f)), either alone or together, (A) exercises or exercised Substantial Control over a postsecondary institution or over a third-party servicer (as that term is defined in 34 C.F.R. § 668.2) that owes a liability for a violation of a Title IV Program requirement, or (B) owes a liability for a Title IV Program violation.
(b)    None of the Purchaser or any subsidiary thereof, nor any Affiliate of any of the foregoing that has the power, by Contract or ownership interest, to direct or cause the direction of the management or policies of the Purchaser or any subsidiary thereof, has filed for relief in bankruptcy or had entered against it an Order for relief in bankruptcy. None of the Purchaser or any subsidiary thereof, nor any Person that exercises Substantial Control over the Purchaser or any subsidiary thereof, has pled guilty to, has pled nolo contendere to, or has been found guilty of a crime involving the acquisition, use, or expenditure of funds under the Title IV Programs or has been judicially determined to have committed fraud involving funds under the Title IV Programs.
(c)    None of the Purchaser or any subsidiary thereof knowingly employs, nor since the Compliance Date has knowingly employed, any individual or entity in a capacity that involves the administration or receipt of funds under the Title IV Programs, or contracted with any institution or third-party servicer, which has been terminated under the Title IV Programs for a reason involving the acquisition, use, or expenditure of federal, state or local government funds, or has been convicted of, or has pled nolo contendere or guilty to, a crime involving the acquisition, use or expenditure of federal, state, or local government funds, or has been administratively or judicially determined to have committed fraud or any other material violation of law involving federal, state, or local government funds.
(d)    None of the Purchaser or any subsidiary thereof, nor any principal (as such term is defined in 2 C.F.R. Parts 180 and 3485) or Affiliate (as such term is defined in 2 C.F.R. Part 180) of any of the foregoing is debarred or suspended under 2 C.F.R. Part 180, 2 C.F.R. 3485, 48 C.F.R. Part 9, or 48 C.F.R. Part 3409, nor to the knowledge of the Purchaser or any subsidiary thereof does cause exist for such debarment or suspension.
ARTICLE VIII
PRE-CLOSING COVENANTS
Section 8.1    Operating Covenants. During the Interim Period, except with the prior written consent of the Purchaser (which consent will not be unreasonably withheld, conditioned or delayed) or as required by this Agreement, the Business shall be conducted only in the Ordinary Course, and the Seller, the Company and its Subsidiaries shall:
(a)    use reasonable best efforts, consistent with past practices, to (i) preserve substantially intact the Business and its operations and organization, (ii) retain the services of its current employees and (iii) preserve the goodwill of its present relationship with Persons having material business dealings with the Company and its Subsidiaries;
(b)    use reasonable best efforts, consistent with past practices, to maintain (i) all material Assets of the Company and its Subsidiaries in their current condition, ordinary wear and tear, casualty and condemnation excepted, and (ii) insurance upon all of the Assets of the Company and its Subsidiaries in such amounts and of such kinds comparable to that in effect on the date of this Agreement;
(c)    maintain the books, accounts and Records of the Company and its Subsidiaries in the Ordinary Course; and
(d)    timely pay Taxes of the Company and its Subsidiaries; and
(e)    (i) comply in all material respects with all Legal Requirements applicable to the Company and its Subsidiaries, (ii) keep in force all Permits and Educational Approvals necessary to the operation of the Business and the School, and (iii) take such actions as are reasonably necessary to cause the smooth, efficient and successful transition of the Business to the Purchaser as of the Closing.
Section 8.2    Restrictions on the Conduct of the Business Pending Closing. Except as set forth on Section 8.2 of the Disclosure Memorandum, during the Interim Period, without the prior written consent of the Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, and shall cause its Subsidiaries not to, take any action that, if taken prior to the date hereof, would be required to be listed or described in Section 6.9 of the Disclosure Memorandum.
Section 8.3    Access to Information. During the Interim Period and subject to the terms of the Nondisclosure Agreement, the Company will reasonably cooperate with, and provide the Purchaser and its accountants, counsel, and other representatives (including its bankers and other lending sources and auditors), partners, investors and investment bankers (collectively, “Purchaser Representatives”), during normal business hours, with customary access to the Records, Contracts, and Assets of the Company and its Subsidiaries and with the officers, management-level employees, and independent accountants of the

Company and its Subsidiaries and furnish to the Purchaser and its applicable Purchaser Representatives information with respect to the Company and its Subsidiaries as the Purchaser or any Purchaser Representative may reasonably request; provided, that such investigation shall only be upon reasonable notice and shall be at the Purchaser’s sole cost and expense. All information obtained by the Purchaser or any Purchaser Representative by or on behalf of the Company, is Subsidiaries, the Seller or either of their respective Representatives shall be subject to the Nondisclosure Agreement. All requests for access to the Records, Contracts, and Assets of the Company and its Subsidiaries shall be made to such representatives of the Company as the Company shall designate.
Section 8.4    Supplemental Financial Statements; Regulatory Filings. From the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement pursuant to Section 13.1, the Company shall furnish Purchaser with accurate copies of (a) monthly consolidated balance sheets and statements of income for the Company and its Subsidiaries and such other financial and operating data prepared with respect to the Company and its Subsidiaries, (b) an updated Section 1.1A of the Disclosure Memorandum that reflects (i) the Adjusted EBITDA of the Company and its Subsidiaries for the twelve (12) month period ending as of the date of the financials delivered under subclause (a), and (ii) an updated calculation of the Base Purchase Price based on such Adjusted EBITDA for such twelve (12) month period, and (c) the Company’s good faith estimate of the Base Purchase Price calculated in accordance with such updated Section 1.1A of the Disclosure Memorandum, each within fifteen (15) days after the end of each month ending between the date of this Agreement and the Closing Date. The Company shall also furnish Purchaser with accurate copies of the audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2020, and the related statements of operations and cash flows for the fiscal year ended on such date, within fifteen (15) days of the completion of the audit for such fiscal year. In addition, each quarter until close, the Company’s and its Subsidiaries’ incurred but not reported (IBNR) reserve account shall be adjusted based upon a statement from the Company’s and its Subsidiaries’ third-party administrative health benefits provider, with evidence of such adjustment being furnished to Purchaser promptly thereafter. From the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement pursuant to Section 13.1, the Company shall make all filings with any Educational Agency on or prior to the date due, and with reasonable promptness, furnish the Purchaser with true, correct and complete copies of all filings of the Company with any Educational Agency or correspondence received from any Educational Agency that is either material to the School or not in the Ordinary Course.
Section 8.5    Approvals and Consents.
(a)    During the Interim Period, each of the parties hereto shall, as applicable to such party, use their reasonable best efforts (but without the requirement to pay any significant amounts by any party) to obtain the Required Consents. Each of the parties hereto shall use their reasonable best efforts to make or cause to be made all filings and submissions under applicable Legal Requirements as may be required for the consummation of the transactions contemplated by this Agreement and the other Transaction Documents. The parties shall coordinate and cooperate with each other in exchanging such information and assistance as any of the parties hereto may reasonably request in connection with the foregoing. Any instrument evidencing any Required Consent to be obtained prior to Closing shall be in form and substance reasonably satisfactory to the Purchaser and the Seller.
(b)    The Seller shall use commercially reasonable efforts to cause the School to obtain the DOE Pre-Acquisition Review Response and the Pre-Closing Educational Consents and, upon reasonable request of the Seller, the Purchaser shall use commercially reasonable efforts to assist the Seller and the School in such efforts, including, without limitation, providing to the Seller, the Company and the School such financial statements as may be required to be included with any notice, application or other filing to obtain the DOE Pre-Acquisition Review Response or any Pre-Closing Educational Consents provided, that, to the extent permitted by the relevant Educational Agency, such financial statements may instead be provided directly by Purchaser to such Educational Agency. In no event shall the Purchaser, any of Purchaser’s Affiliates or any officers or employees thereof, initiate any correspondence or contacts with any Educational Agency with respect to the Company and its Subsidiaries or the School, or with respect to any Educational Consent or the Transaction, without the advance consent of the Seller. The Seller will promptly provide the Purchaser, and the Purchaser will promptly provide the Company and the Seller, with complete copies of all letters, applications, or other documents to be submitted to or received from any Educational Agency with respect to any Educational Consent, including drafts of letters, applications and other documents to be submitted to any Educational Agency or with respect to any Educational Consent.
(c)    Each party will have the right to approve or comment on any drafts of any such letters, applications or other documents to be submitted by the other party with respect to the Transaction in advance of their submission to any Educational Agency or other Governmental Entity, which approval or comment shall not be unreasonably withheld, delayed or conditioned. Each party will promptly and regularly advise the other parties concerning the occurrence and status of any discussions or other communications, whether oral or written, with any Educational Agency, Governmental Entity, or other third party with respect to any Required Consent, Educational Consent or Consent to be obtained prior to Closing, including any difficulties or delays experienced in obtaining any Consent and of any conditions proposed, considered, or requested for any such Consent.
(d)    In connection with any such discussions or communications referred to in Section 8.3(c) above, each party agrees to provide notice (which notice shall be in advance if reasonably possible) to the other parties of any such discussions or communications between such first parties and any Educational Agency or Governmental Entity with respect to the Transaction and shall allow such other parties and their representatives to participate in any meetings or telephone calls with any Educational Agency or Governmental Entity regarding the status of any Educational Consent.
(e)    The Company and the Seller will ensure that the appropriate officers and employees of the Company and its Subsidiaries shall be available to attend, as any Governmental Entity or Educational Agency may reasonably request, any scheduled hearings or meetings in connection with obtaining any Educational Approval.
Section 8.6    Confidentiality. During the Interim Period or if this Agreement is, for any reason, terminated prior to the Closing, the Nondisclosure Agreement shall continue in full force and effect; provided, however, that any information (including the Records) provided pursuant to the Nondisclosure Agreement shall remain subject to the terms of the Nondisclosure Agreement, and such agreement shall continue in full force and effect for a period equal to the greater of (a) two (2) years from the date hereof, or (b) the period set forth in the Nondisclosure Agreement. In the event of Closing, the Nondisclosure Agreement shall immediately terminate as of such Closing (without any further action required by any party thereto) and be of no further force or effect.
Section 8.7    Cooperation. The parties hereto shall cooperate with each other and use their reasonable best efforts to cause the conditions to Closing set forth in Article X to be satisfied as soon as reasonably practicable after the date hereof.

Section 8.8    Exclusivity. From the date of this Agreement until the earlier of either (a) the Closing or (b) the termination of this Agreement in accordance with its terms, neither the Seller nor the Company will, and the Company and the Sellers will cause their respective Subsidiaries and Representatives not to, (i) solicit, initiate, facilitate or encourage any inquiries, discussions or proposals from, negotiate with, or in any manner encourage, discuss, accept, or consider any proposal from any Person relating to any direct or indirect sale or other disposition of the Shares, the Company, any of its Subsidiaries, the Business, the Assets or any other transaction (including any joint venture or other contractual arrangement) that would reasonably be expected to impede, interfere with, prevent, materially delay or limit the economic or other benefit to the Purchaser of the transactions contemplated under this Agreement (any such transaction, an “Alternative Transaction”); or (ii) furnish or provide any Confidential Information regarding, or afford any access to the properties, books or Records of, the Company or any of its Subsidiaries to any other Person for the purpose of making or evaluating, or determining whether to make or pursue, any inquiries or proposals with respect to any Alternative Transaction. The Seller and the Company hereby represent and warrant that each has terminated any prior inquiries, discussions, proposals or related negotiations regarding an Alternative Transaction and will promptly advise the Purchaser of, and communicate to the Purchaser all material terms of, any inquiry or proposal (or any subsequent further inquiry or modified proposal) and the identity of the Person making any such inquiry or proposal (or on behalf of whom such inquiry or proposal was made) that the Seller or the Company, or their respective Representatives may receive or of which they may become aware following the date hereof.
Section 8.9    R&W Insurance Policy. The Purchaser shall use commercially reasonable efforts to cause the R&W Insurance Policy to be in full force and effect from and after the date of this Agreement and to be maintained throughout its stated policy periods.
Section 8.10    D&O Insurance. The Company shall obtain, effective at or prior to the Closing Date, the D&O Policy with a claims period of six (6) years from the Closing Date with at least the same coverage and amounts, and containing terms and conditions that are not less advantageous to the directors and officers of the Company and its Subsidiaries, in each case with respect to claims arising out of or relating to events which occurred on or prior to the Closing Date (including in connection with the transactions contemplated by this Agreement). The premium and other costs and expenses incurred in connection with the D&O Policy shall be borne by the Seller as a Transaction Fee.
Section 8.11    Termination of 401(k) Plan. Effective no later than the day before the Closing Date, the Company shall terminate the MIOA 401(k) Profit Sharing Plan by proper board action.
Section 8.12    Section 280G. If any individual may receive any payment or benefit that individually or in the aggregate would be a “parachute payment” under Section 280G of the Code in connection with the transactions contemplated by this Agreement (either alone or in combination with any other event), then no later than five (5) calendar days prior to the Closing, Seller shall or shall cause its Affiliate to obtain an enforceable written waiver from each such individual, pursuant to which the individual shall have irrevocably waived his or her rights to some or all of such payments and benefits so that all remaining payments and benefits applicable to such individual shall not individually or in the aggregate constitute a “parachute payment” (such waived payments and benefits, the “Waived 280G Benefits”). Promptly following the execution of such waivers, and in all events not less than three (3) calendar days prior to the Closing, Seller shall or shall cause its Affiliate to solicit a vote of the Waived 280G Benefits from its equity holders in the manner provided under Section 280G(b)(5)(B) of the Code and its associated Treasury Regulations. Prior to soliciting such waivers and vote, Seller shall provide a draft of such waivers and such equity holder vote solicitation materials (together with all calculations and supporting documentation) to Purchaser for Purchaser’s review and approval, which shall not be unreasonably withheld. To the extent that any of the Waived 280G Benefits are not approved by the equity holders as contemplated above, prior to the Closing, such Waived 280G Benefits shall not be made or provided in any manner. Prior to the Closing, Seller shall deliver to Purchaser evidence that a vote of the equity holders was solicited in accordance with the foregoing provisions of this Section and that either (a) the requisite number of votes was obtained with respect to the Waived 280G Benefits (the “280G Approval”), or (b) the 280G Approval was not obtained, and, as a consequence, the Waived 280G Benefits shall not be made or provided.

ARTICLE IX
OTHER COVENANTS AND AGREEMENTS
Section 9.1    Records. After the Closing and for a period of seven (7) years thereafter, each party hereto shall preserve all Records that are pertinent to the Business and the School and, upon reasonable written notice, agree to furnish, or cause to be furnished, at the requesting party’s expense, to the requesting party and/or its Representatives, access, during normal business hours and upon reasonable advance written notice, to such Records as is reasonably necessary for financial reporting, Tax and accounting matters, compliance with Legal Requirements, audits and the prosecution or defense of Claims.
Section 9.2    Further Assurances. If, at any time after the Closing, any party hereto reasonably determines that further action is necessary to effectuate the transactions contemplated hereby in accordance with the terms and conditions of this Agreement, the other parties shall take or cause to be taken all such action as may be reasonably requested and execute, deliver and file, or cause to be executed, delivered and filed, all such documentation as may be reasonably requested; provided, however, that the party requesting such action shall pay the reasonable out-of-pocket costs incurred by the other party or parties taking such action.
Section 9.3    Confidentiality. Following the Closing Date, the Seller will, and will cause its Affiliates to, treat and hold as confidential all of the Confidential Information of the Purchaser, the Company and its Subsidiaries by using the same degree of care, but no less than a reasonable standard of care, to prevent the unauthorized use, dissemination or disclosure of such Confidential Information used with respect thereto prior to the execution of this Agreement and refrain from using any of the Confidential Information, except to satisfy any obligations pursuant to this Agreement or any other Transaction Document, including, the obligation to defend against Claims brought by third parties in accordance with Article XII; provided, however, that the Seller may disclose such information under customary confidentiality obligations to its Representatives and employees who need to know such information. If requested in writing to do so, the Seller shall promptly deliver to the Purchaser or destroy all tangible embodiments (and all copies) of the Confidential Information which is in its possession, except to the extent the Seller reasonably needs to retain any such Confidential Information to satisfy any of its rights or obligations pursuant to this Agreement, any other Transaction Document or any Legal Requirement. In the event that the Seller is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand or similar process) to disclose any such Confidential Information, to the extent permitted to do so by Legal Requirements, the Seller will notify the Purchaser promptly of the request or requirement so that the Purchaser may seek an appropriate protective order or waive compliance with the provisions of this Section 9.3. If, in the absence of a protective order or the receipt of a waiver hereunder, the Seller is, on the advice of counsel, compelled to disclose any Confidential Information, the Seller may disclose the requested information; provided, however, that, at the request of the Purchaser, the Seller will cooperate with the Purchaser’s attempts, if any, to limit the scope of disclosure or to obtain other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as the Purchaser designates; provided, further that the Purchaser shall pay all of the Seller’s reasonable out-of-pocket costs incurred in connection with such cooperation.
Section 9.4    Termination of Affiliate Obligations. All Contracts, liabilities and obligations between the Company or its Subsidiaries, on the one hand, and the Seller or its Affiliates (other than the Company or any of its Subsidiaries) on the other hand, shall be terminated in full as of the completion of the Closing.
Section 9.5    Restrictive Covenants.
(a)    For a period of three (3) years commencing on the Closing Date, the Restricted Parties shall not directly or indirectly, solicit, induce or recruit, or attempt to solicit, induce or recruit, or cause others to solicit, induce or recruit, any person who is then or within the preceding six (6) month period was employed or engaged by the Company or any of its Subsidiaries to terminate such employment relationship or engagement and apply for or accept employment or engagement with the Seller or an Affiliate of the Seller; provided, however, that the placing of general advertisements in newspapers, magazines or electronic media not specifically aimed at employees or consultants of the Company or its Subsidiaries shall not, in itself, constitute a breach of this Section 9.5(b); and provided, further, that Seller may employ or hire any such employee of the Company or its Subsidiaries who terminates his or her employment or association with the Company or such Subsidiary and seeks employment or association with the Seller (including without limitation, through any Affiliate of Seller) of his or her own volition.
(b)    If the Seller breaches, or threatens to commit a breach of, any of the provisions of this Section 9.5, the Purchaser and the Company, as applicable, shall have the following rights and remedies, each of which rights and remedies shall be independent of the others and severally enforceable, and each of which is in addition to, and not in lieu of, any other rights and remedies available to the Purchaser and the Company:
(i)    the right and remedy to have such provision specifically enforced by any court having jurisdiction, it being acknowledged and agreed that any such breach or threatened breach may cause irreparable injury to each of the Purchaser, the Company and its Subsidiaries and that money damages may not provide an adequate remedy to the Purchaser, the Company and its Subsidiaries; and
(ii)    the right and remedy to recover from the Seller all monetary damages suffered by the Purchaser, the Company or its Subsidiaries, as the case may be, as the result of any acts or omissions constituting a breach of this Section 9.5.
(c)    The Seller acknowledges that the restrictions contained in Section 9.5 are reasonable and necessary to protect the legitimate interests of the Purchaser and constitute a material inducement to the Purchaser to enter into this Agreement and consummate the transactions contemplated by this Agreement. In the event that any covenant contained in Section 9.5 should ever be adjudicated to exceed the time, geographic or other limitations permitted by applicable Legal Requirement in any jurisdiction, then any court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed, in such jurisdiction to the maximum time, geographic or other limitations permitted by applicable Legal Requirement. The covenants contained in Section 9.5 and each provision hereof are severable and distinct covenants and provisions. The invalidity or unenforceability of any such covenant or provision as written shall not invalidate or render unenforceable the remaining covenants or provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such covenant or provision in any other jurisdiction.
Section 9.6    R&W Insurance Policy. From and after the Closing, the Purchaser shall maintain the R&W Insurance Policy in full force and effect in accordance with its terms and shall not (and shall cause its Affiliates to not) amend, modify, terminate or waive any waiver of subrogation applicable to the Seller or any of its Affiliates set forth in the R&W Insurance Policy, in each case in a manner adverse to the Seller or any of its Affiliates, without the prior written consent of the Seller.
Section 9.7    Release.
(a)    The Seller, on behalf of itself and its Affiliates, assigns and Representatives (collectively, the “Releasing Parties”), and any Person claiming by, through or under any of the foregoing, releases, remises, acquits and forever discharges the Purchaser, the Company, each of the Company’s Subsidiaries and all of their respective past and present officers, directors, stockholders, employees, agents, predecessors, Subsidiaries, Affiliates, successors, assigns, partners and attorneys (each, a “Released Party” and together, the “Released Parties”) to the maximum extent permitted by Legal Requirements, from any and all Claims, causes of actions or other Proceedings (whether at law or in equity), obligations, rights, liabilities or commitments of any nature whatsoever (collectively, the “Released Claims”), whether known or unknown, suspected or unsuspected, that such Releasing Party, individually or as a member of any class, now has, owns or holds or has at any time heretofore ever had, owned or held, or may in the future have, own or hold against the Released Parties, arising at or prior to the Closing, or related to any act, omission or event occurring, or condition existing, at or prior to the Closing. Notwithstanding the foregoing, this Section 9.7(a) shall not act in any manner to waive or release any rights or claims against the Released Parties arising under this Agreement or any other Transaction Documents.
(b)    In granting the release set forth in Section 9.7(a), each Releasing Party hereby acknowledges and agrees that such release includes a release of all Released Claims known or unknown. Such Releasing Party hereby waives and relinquishes on behalf each Releasing Party any rights and benefits that such Releasing Party may have under any Legal Requirement of any jurisdiction that provides, generally, that a general release does not extend to claims that a creditor does not know or suspect to exist in such creditor’s favor at the time of executing the release, which if known by such creditor must have materially affected such creditor’s settlement with the debtor. In furtherance of this intention, the release set forth in Section 9.7(a) shall be and remain in effect as full and complete general release notwithstanding the discovery or existence of any such additional or different facts, except as otherwise provided in the final sentence of Section 9.7(a).
(c)    The Seller hereby agrees that it shall not (and shall cause its Affiliates, assigns and Representatives not to) make any Claim for indemnification against the Purchaser, the Company, its Subsidiaries or any of their respective Affiliates by reason of the fact that the Seller or any Affiliate of the Seller is or was a stockholder, director, officer, employee or agent of the Company, its Subsidiaries or any of their Affiliates or is or was serving at the request of the Company, its Subsidiaries or any of their Affiliates as a director, officer, employee or agent of another entity (whether such Claim is for Losses or otherwise and whether such Claim is pursuant to any statute, charter document, bylaw, agreement or otherwise, including under the D&O Policy) with respect to any Claim or Proceeding brought by any of the Purchaser Indemnified Parties against the Seller pursuant to this Agreement or applicable Legal Requirement or otherwise, and the Seller (on its own behalf and on behalf of its Affiliates) hereby acknowledges and agrees that it shall not have any claim or right to contribution or indemnity from the Company, its Subsidiaries or any of their Affiliates with respect to any amounts paid by it pursuant to this Agreement or otherwise. In no event shall the Company, its Subsidiaries or any of their Affiliates have any liability whatsoever to the Seller (or any Affiliate of the Seller) for breaches of the representations, warranties, agreements or covenants of the Company hereunder, and the Seller shall not (and the Seller shall cause its Affiliates not to) in any event seek contribution from the Company, its Subsidiaries or any of their Affiliates, including under the D&O Policy, in respect of any payments required to be made by the Seller pursuant to this Agreement.
ARTICLE X
CONDITIONS PRECEDENT TO THE CLOSING
Section 10.1    Conditions to the Obligations of the Parties to Close. The obligation of the Purchaser and the Seller to consummate, or cause to be consummated, the transactions contemplated hereby is subject to the satisfaction (or waiver in writing by the Purchaser and the Seller) on or before the Closing Date of the following conditions:
(a)    Legal Requirements. No Legal Requirement shall have been enacted or promulgated and remain in effect that prohibits or makes illegal this Agreement or the consummation of the transactions contemplated hereby.
(b)    Other Actions Affecting Closing. No Order shall have been entered and remain in effect by any Governmental Entity or Educational Agency that enjoins or prevents, or seeks to enjoin or prevent, the consummation of the transactions contemplated by this Agreement.
Section 10.2    Conditions to the Obligation of the Purchaser to Close. The obligation of the Purchaser to consummate or cause to be consummated, the transactions contemplated hereby is subject to the satisfaction (or waiver in writing by the Purchaser) at or before the Closing Date of the following conditions:
(a)    Calculation of Base Purchase Price and Closing Purchase Price. The Seller and the Purchaser shall have calculated, and, in good faith, determined and agreed upon the Base Purchase Price as provided in Section 3.1, and the Seller and the Company shall have delivered to the Purchaser the financial statements and the Estimated Closing Statement, in each case as provided in Section 3.2.
(b)    Closing Deliveries. The Seller and the Company shall have delivered to the Purchaser all of the items required to be delivered by the Seller and the Company to the Purchaser pursuant to Section 5.2(a).
(c)    Representations and Warranties; Compliance with Agreement. (i) The representations and warranties of the Company contained in Article VI are (A) true and correct in all respects in the case of Fundamental Representations of the Company, (B) true and correct in all respects in the case of representations and warranties other than Fundamental Representations of the Company that are qualified by materiality or Material Adverse Effect, and (C) true and correct in all material respects in the case of representations and warranties other than Fundamental Representations of the Company that are not qualified by materiality or Material Adverse Effect, in each case, as of the Closing Date with the same effect as though made at and as of such date (or, as of such earlier date where a particular representation or warranty speaks only as of an earlier date), and (ii) the Seller and the Company have performed in all material respects all applicable covenants and agreements contained in this Agreement that are required to be performed by it on or before the Closing.
(d)    Material Adverse Effect. From the date of this Agreement, there shall not have occurred any Company Material Adverse Effect or Seller Material Adverse Effect.
(e)    Pre-Acquisition Review Response. The DOE shall have issued a DOE Pre-Acquisition Review Response that does not indicate, as a condition to issuing a TPPPA or PPPA to the School following the Closing, that DOE would either (i) require the Purchaser, the Company, MIAT or the School to post a letter of credit or letters of credit that in the aggregate would exceed twenty-five percent (25%) of the Title IV Program funds received by the School in its most recently completed fiscal year for which audited financial statements have been submitted to the DOE; or (ii) preclude the School, for purposes of its Title IV Program participation, from modifying its educational programs, or adding new programs or locations not already approved by DOE, for a period that extends beyond the date on which DOE has reviewed and accepted audited financial statements and a Title IV Program compliance audit that cover one complete fiscal year of the School’s Title IV participation under the ownership of the Purchaser; provided, that the Purchaser acknowledges and agrees that it will co-sign the TPPPA and PPPA if such co-signing by the Purchaser shall cause the DOE to not impose the requirements and conditions set forth in clauses (i) and (ii) above.
(f)    Dissolution or Transfer of CTA. The Company and the Seller shall have delivered evidence reasonably satisfactory to the Purchaser that either: (i) CTA has been formally dissolved under all applicable Pennsylvania and other Legal Requirements, or (ii) all outstanding shares of common stock and other Equity Interests of CTA have been assigned to and assumed by the Seller or an Affiliate of Seller.
(g)    R&W and D&O Insurance Policies. The R&W Insurance Policy shall be in full force and effect. The D&O Policy shall have been issued and be in full force and effect.
(h)    Educational Approvals in Good Standing. None of the Seller, the Company, any of its Subsidiaries or the School shall have received from any Educational Agency any written communication that any Educational Approval will be suspended, revoked, terminated or cancelled prior to the Closing Date.
(i)    Pre-Closing Educational Consents. The Pre-Closing Educational Consents set forth on Section 6.23(l)(i) of the Disclosure Memorandum shall have been made or obtained, as applicable, and shall be in a form and substance reasonably satisfactory to the Purchaser. No Pre-Closing Educational Consent shall include any condition or qualification that would result in or constitute a Company Material Adverse Effect in the terms of any existing Educational Approval applicable to the Company or any of its Subsidiaries, unless otherwise agreed to by the Purchaser and the Seller.
(j)    Post-Closing Educational Consents. None of the Seller, the Company, any of its Subsidiaries or the School shall have received from any Educational Agency any written communication that any of the Post-Closing Educational Consents will not be issued or will include any condition or qualification that would result in or constitute a Company Material Adverse Effect; provided, that Purchaser acknowledges and agrees that any conditions or qualifications from the DOE that do not exceed the requirements and conditions set forth in clauses (i) and (ii) of section 10.2(e) regarding the DOE Pre-

Acquisition Review Response shall not be deemed to result in or constitute a Company Material Adverse Effect.
(k)    Employment and Option Cashout Agreements. The (i) retention agreements with each Key Employee shall be in full force and effect, and (ii) Option Cashout Agreements with each Optionholder shall be in full force and effect.
(l)    Warrant Cashout Agreement. The Warrant Cashout Agreement with the Warrantholder shall be in full force and effect.
Section 10.3    Conditions to the Obligation of the Seller to Close. The obligation of the Seller to consummate or cause to be consummated, the transactions contemplated hereby is subject to the satisfaction (or waiver in writing by the Seller) on or before the Closing Date of the following conditions:
(a)    Closing Deliveries. The Purchaser shall have delivered to the Seller all of the items required to be delivered by the Purchaser to the Seller pursuant to Section 5.2(b).
(b)    Representations and Warranties; Compliance with Agreement. (i) The representations and warranties of the Purchaser contained in Article VII are (A) true and correct in all respects in the case of Fundamental Representations of the Purchaser, (B) true and correct in all respects in the case of representations and warranties other than Fundamental Representations of the Purchaser that are qualified by materiality or material adverse change, and (C) true and correct in all material respects in the case of representations and warranties other than Fundamental Representations of the Purchaser that are not qualified by materiality or material adverse change, in each case, as of the Closing Date with the same effect as though made at and as of such date (or, as of such earlier date where a particular representation or warranty speaks only as of an earlier date), and (ii) the Purchaser has performed in all material respects all applicable covenants and agreements contained in this Agreement that are required to be performed by it on or before the Closing.
ARTICLE XI
TAX RELATED MATTERS
Section 11.1    Preparation and Filing of Tax Returns. The Purchaser shall prepare (or cause to be prepared) and timely file (or cause to be timely filed) all Pre-Closing Date Returns required to be filed by the Company and its Subsidiaries, which Pre-Closing Date Returns shall be prepared and filed in a manner consistent with the past practices of the Company, unless otherwise required by applicable Legal Requirements. The Purchaser shall, at least twenty (20) Business Days prior to filing, submit all such Pre-Closing Date Returns to the Seller for the Seller’s review and approval. The Purchaser and the Seller shall negotiate in good faith to resolve promptly any revisions requested by the Seller. In the event there remains a disagreement after thirty (30) days (or such longer period as mutually agreed between the Purchaser and the Seller) as to whether revisions requested by the Seller should be included in any such Pre-Closing Date Return, the disagreement shall be submitted to the Settlement Accountant for resolution (the expenses of which shall be shared in a manner similar to that set forth in Section 4.1(c)). Upon the Seller’s approval of a Pre-Closing Date Return, or settlement thereof by the Settlement Accountant, the Seller shall pay to the Purchaser all Taxes shown on any Pre-Closing Date Returns, to the extent that such Taxes are not included in Indebtedness and reflected in the calculation of the Closing Purchase Price or taken into account in the Purchase Price, as finally determined pursuant to Section 4.1, and the Purchaser shall pay or cause to be paid such Taxes with the appropriate Governmental Entity.

Section 11.2    Allocation of Taxes. For purposes of this Agreement, in the case of Taxes that are payable with respect to a Straddle Period, the portion of any such Tax that is allocable to the portion of the Straddle Period ending on the Closing Date shall be: (a) in the case of Taxes that are either (i) based upon or related to income or receipts, or (ii) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible), other than any conveyances pursuant to this Agreement, which shall be governed by Section 11.4, deemed equal to the amount that would be payable if the taxable year ended with the Closing Date and (b) in the case of Taxes not described in clause (a) that are imposed on a periodic basis and measured by the level of any item, deemed to be the amount of such Taxes for the entire period (or in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction the numerator of which is the number of calendar days in the period ending on the Closing Date and the denominator of which is the number of calendar days in the entire period.
Section 11.3    Cooperation. The Purchaser and the Seller shall, and shall each cause their respective Affiliates to, provide the other with such cooperation and information, as and to the extent reasonably requested, in connection with the filing of any Tax Return, determining liability for Taxes, or in conducting any audit, litigation or other proceeding with respect to Taxes. Such cooperation and information shall include providing copies of all relevant portions of relevant Tax Returns and related documents, and making its employees available, to the extent reasonably requested; provided, however, that neither the Seller nor the Purchaser (nor any of their Affiliates) shall be required to provide any portion of any Tax Return filed on an affiliated, combined, consolidated or unitary basis that does not relate to the Company or any of its Subsidiaries.
Section 11.4    Transfer Taxes. The Seller shall be responsible for, and shall hold the Purchaser harmless from, all transfer, sales, use, real property transfer, recording, documentary, stamp, registration, unit transfer and other similar Taxes and fees imposed in respect of the transactions contemplated herein (“Transfer Taxes”), and the Seller shall file all Tax Returns and other documentation related thereto, and shall pay all amounts as and when due thereunder.
Section 11.5    Characterization of Indemnity Payments. To the extent permitted by applicable Legal Requirements, payments made pursuant to indemnification obligations under Article XII shall be deemed, for Tax purposes, to be an adjustment to the Seller Amount.
ARTICLE XII
INDEMNIFICATION
Section 12.1    Indemnification.
(a)    From and after the Closing Date, subject to the limitations set forth in this Agreement, the Seller, on its own behalf and on behalf of its successors and assigns, agrees to indemnify and hold harmless the Purchaser Indemnified Parties from and against any and all Losses resulting from, arising out of or relating to:
(i)    any breach of any representation or warranty made by the Company in this Agreement (disregarding, for purposes of both (A) determining whether such breach exists and (B) calculating the amount of Losses resulting therefrom, any limitation or qualification as to “materiality,” “material,” “Material Adverse Effect” or similar qualifiers set forth in such representation or warranty);

(ii)    any breach of or failure to perform any covenant to be performed by the Seller or the Company hereunder or under any other Transaction Document;
(iii)    any and all Pre-Closing Taxes (or the non-payment thereof), to the extent that such amounts are not reflected in the calculation of the Closing Purchase Price or taken into account in the Purchase Price, as finally determined pursuant to Section 4.1;
(iv)    any Indebtedness or Transaction Fees of the Company or its Subsidiaries not paid prior to or at Closing, to the extent that such amounts are not reflected in the calculation of the Closing Purchase Price or taken into account in the Purchase Price, as finally determined pursuant to Section 4.1;
(v)    any Claims by any Person (including the Optionholders and the Warrantholder) who was prior to, or who is as of, the Closing Date, a director, officer or employee of the Company or its Subsidiaries, including without limitation any claim for indemnification or contribution under the Company’s or its Subsidiaries’ Organizational Documents or any Legal Requirement (other than in respect of a Third Party Claim which is subject to the D&O Policy);
(vi)    CTA and any other businesses and operations of the Seller and its Affiliates; and
(vii)    those items set forth on Section 12.1(a)(vii) of the Disclosure Memorandum, which are certain specific exclusions from the R&W Insurance Policy and other specific indemnification matters.
(b)    From and after the Closing Date, subject to the limitations set forth in this Agreement, the Purchaser, on its own behalf and on behalf of its successors and assigns, hereby agrees to indemnify and hold harmless the Seller Indemnified Parties from and against any and all Losses resulting from, arising out of or relating to:
(i)    any breach of any representation or warranty made by the Purchaser in this Agreement;
(ii)    any breach of or failure to perform any covenant to be performed by the Purchaser hereunder or under any other Transaction Document.
Section 12.2    Survival of Representations, Warranties and Covenants.
(a)    All representations and warranties of the Company and the Purchaser contained in this Agreement shall survive the consummation of the Closing as follows: (i) representations and warranties set forth in Section 6.1 (Due Organization; Good Standing and Corporate Power); Section 6.2 (Title to Shares; Capitalization); Section 6.3 (Authority and Enforceability); the first sentence of Section 6.13 (Title to Assets); Section 6.19 (No Brokers or Finders); Section 6.20 (Tax Matters); Section 6.26 (Transaction with Affiliates, Stockholders, Officers, Directors and Others); Section 7.1 (Due Organization; Good Standing and Corporate Power); Section 7.2 (Authority and Enforceability); and Section 7.5 (Investment Representations) (collectively, the “Fundamental Representations”) shall survive the Closing and continue until sixty (60) days after the expiration of the applicable statute of limitations with respect to a Claim brought for a misrepresentation or breach of the Fundamental Representations; and (ii) all other representations and warranties shall survive the Closing and continue until the date which is twelve (12) months after the Closing.

(b)    No Claim (i) against the Seller or the Purchaser, as applicable, pursuant to Section 12.1(a)(ii) or Section 12.1(b)(ii), as applicable, with respect to a breach of or failure to perform any covenant or agreement shall be brought or asserted after the date of expiration of the applicable statute(s) of limitations applicable thereto and (ii) against the Seller pursuant to Section 12.1(a)(iii) shall be brought or asserted after sixty (60) days after the date of expiration of the applicable statute(s) of limitations applicable thereto (each such date set forth in Section 12.2(a) and this Section 12.2(b), a “Survival Period”).
(c)    Unless a Claim is asserted during the applicable Survival Period, no Indemnifying Party will have any indemnification obligation or other liability, in respect of such Claim or in respect of any facts or circumstances underlying such Claim. If a Claim is asserted during the applicable Survival Period, such Claim will survive the expiration of the Survival Period, and the Indemnifying Party will be liable for indemnification of such Claim, until final resolution of such Claim.
Section 12.3    Deductible Amount; Limitations on Recovery.
(a)    The Purchaser Indemnified Parties shall not be entitled to exercise any indemnification rights for any Losses for which the Purchaser Indemnified Parties are entitled to indemnification pursuant to Section 12.1(a)(i), and the Seller Indemnified Parties shall not be entitled to exercise any indemnification rights for any Losses or for which the Seller Indemnified Parties are entitled to indemnification pursuant to Section 12.1(b)(i), unless and until the Purchaser Indemnified Parties or the Seller Indemnified Parties, as the case may be have incurred Losses for which they are entitled to indemnification hereunder in excess of $150,000 (the “Deductible Amount”), after which, subject to the terms of this Agreement, the Purchaser Indemnified Parties or the Seller Indemnified Parties, as the case may be, shall be entitled to indemnification for any such Losses only in excess of the Deductible Amount; provided, that the Deductible Amount above shall not be applicable to Claims for indemnification with respect to breaches of (i) any representations and warranties set forth in Section 6.23 (Compliance with Educational Laws) or (ii) any Fundamental Representation.
(b)    Notwithstanding any other provision herein or elsewhere to the contrary:
(i)    Except as set forth in the immediately succeeding sentence, the aggregate amount of Losses recoverable hereunder by the Purchaser Indemnified Parties for indemnification pursuant to Section 12.1(a)(i) (other than Claims for indemnification with respect to breaches of any Fundamental Representation) shall be satisfied exclusively from the Indemnification Escrow Account, shall not exceed $150,000 (the “Reps and Warranties Escrow Amount”), and on the date that the amount of Losses recoverable hereunder for indemnification pursuant to Section 12.1(a)(i) (other than Claims for indemnification with respect to breaches of any Fundamental Representation) reaches the Reps and Warranties Escrow Amount, the Seller shall have no further liability with respect to the matters set forth in Section 12.1(a)(i), it being understood that the Purchaser Indemnified Parties’ sole recourse therefor is recovery, if any, under the R&W Insurance Policy. For the avoidance of doubt, the amount of funds remaining in the Indemnification Escrow Account shall remain available for Claims related to the matters set forth in Section 12.1(a) other than Section 12.1(a)(i) (such amount, the “Specific Indemnity Escrow Amount”).
(ii)    The amount of Losses that any Indemnified Party may recover with respect to any Claim for indemnification pursuant to this Agreement shall be offset, on a dollar for dollar basis, against any amounts received by such Indemnified Party in respect of the Losses forming the basis of such Claim for recovery from a third party pursuant to any indemnification or other similar right or any applicable insurance policy. Each party hereby agrees, to the extent required by applicable Legal Requirements, to use commercially reasonable efforts to claim for and obtain recovery of any such available insurance, indemnification, contribution or similar payment. If any Indemnified Party receives such amount from such third party subsequent to a recovery for indemnification under this Agreement, the applicable Indemnified Party or Indemnified Parties will promptly remit such offset amount to the indemnifying parties hereunder. Notwithstanding the foregoing, a Purchaser Indemnified Party will not be required to refund amounts actually received from an insurer under the R&W Insurance Policy to the extent such Purchaser Indemnified Party’s total Losses exceeded the limits of liability under such insurance policy.
(iii)    The Purchaser shall not, and shall cause the Company not to, cancel or terminate prior to the end of their then current term any insurance policies (including any directors’ and officers’ liability coverage) the premiums for which have been paid in full as of the Closing or are reserved for in the final determination of the Closing Working Capital. The applicable Indemnifying Party shall be subrogated to the Company’s rights thereunder to the extent of payments made by such Indemnifying Party.
(iv)    The Seller, on the one hand, and Purchaser, on the other hand, shall not be required to indemnify, defend or hold harmless any Purchaser Indemnified Party or Seller Indemnified Party, as applicable, against or reimburse any Purchaser Indemnified Party or Seller Indemnified Party, as applicable, for any Losses to the extent any Purchaser Indemnified Party or Seller Indemnified Party, as applicable, has been indemnified or reimbursed for such amount under any other provision of this Agreement or any other agreement between the Seller, on the one hand, or Purchaser, on the other hand, in respect of the same subject matter.
(c)    None of the limitations or exceptions set forth in this Article XII, including any Survival Periods with respect to the representations, warranties and covenants set forth herein, shall in any way limit or modify the ability of the Purchaser Indemnified Parties (i) to make claims under or recover under the R&W Insurance Policy or (ii) to recover in the event of a Claim based on Fraud in connection with the subject matter of this Agreement.
Section 12.4    Notice of Claims.
(a)    Any Purchaser Indemnified Party or Seller Indemnified Party seeking indemnification hereunder (the “Indemnified Party”) shall, within the applicable Survival Period provided for in Section 12.2, give (i) to the Purchaser, in the case of indemnification sought by any Seller Indemnified Party or (ii) to the Seller, in the case of indemnification sought by any Purchaser Indemnified Party, a written notice (a “Claim Notice”) describing in reasonable detail the facts giving rise, or that could reasonably be expected to give rise, to the Claim for indemnification hereunder that is the subject of the Claim Notice. The Claim Notice shall include (if and to the extent then known) the amount such Claim and a reference to the provision or provisions of this Agreement upon which such Claim is based. A Claim Notice shall be given promptly following the Indemnified Party’s determination that facts or events are reasonably expected to give rise to a claim for indemnification hereunder; provided, that a Claim Notice in respect of any action at law or suit in equity by or against a third Person as to which indemnification will be sought shall be given promptly after the action or suit is commenced. Notwithstanding any other provision herein or elsewhere to the contrary, the failure to give such written notice shall not relieve any Indemnifying Party of its obligations hereunder, except to the extent it shall have been materially prejudiced by such failure; provided, that such Claim Notice has been delivered within the applicable Survival Period for such Claim, as set forth in Section 12.2.

(b)    An Indemnifying Party (acting through the Purchaser, in the case of indemnification sought by any Seller Indemnified Party, and acting through the Seller, in the case of indemnification sought by any Purchaser Indemnified Party) shall have thirty (30) calendar days after the giving of any proper Claim Notice pursuant hereto to (i) agree to the amount or method of determination set forth in the Claim Notice and to pay or cause to be paid such amount to such Indemnified Party in immediately available funds or (ii) provide such Indemnified Party with written notice that it disagrees with the amount or method of determination set forth in the Claim Notice (the “Dispute Notice”). For a period of thirty (30) calendar days after the giving of any Dispute Notice, the Indemnifying Party and the Indemnified Party shall negotiate in good faith to resolve the matter. In the event that the controversy is not resolved within thirty (30) calendar days after the date the Dispute Notice is given, the Indemnifying Party and the Indemnified Party may, subject to the limitations set forth in this Article XII, thereupon submit such dispute to the applicable court or courts having jurisdiction pursuant to Section 14.5. If the Indemnifying Party agrees to the Claim Notice pursuant to clause (i) above or fails to provide a timely Dispute Notice pursuant to clause (ii) above, then (A) if the Indemnified Party is a Purchaser Indemnified Party, subject to the limitations set forth in this Article XII, such Purchaser Indemnified Party shall be entitled to receive from the Indemnification Escrow Account the amount set forth in the Claim Notice, and the Seller and the Purchaser shall promptly (and in any event within three (3) Business Days) execute joint written instructions to the Escrow Agent to release such amount (up to the maximum amount contained in the Indemnification Escrow Account) to such Purchaser Indemnified Party, and then, to the extent such Claim is not otherwise covered under the R&W Insurance Policy, using its own funds, the Seller shall promptly (and in any event within three (3) Business Days) pay the Purchaser Indemnified Party the amount set forth in the Claim Notice in excess of the Indemnification Escrow Amount by wire transfer of immediately available funds or (B) if the Indemnified Party is a Seller Indemnified Party, subject to the limitations set forth in this Article XII, the Purchaser shall, using its own funds, promptly (and in any event within three (3) Business Days) pay the Seller Indemnified Party the amount set forth in the Claim Notice by wire transfer of immediately available funds.
(c)    Notwithstanding Sections 12.4(a) or 12.4(b), the provisions of this Section 12.4 shall not apply in the case of a Claim Notice provided in connection with a Third Party Claim, which claims shall be governed by Section 12.5.
(d)    Following the delivery of a Claim Notice by a Purchaser Indemnified Party, the Purchaser shall provide the Seller with reasonable access to the Company’s books and Records, and reasonable access (including electronically) to such employees or personnel of the Company, its Subsidiaries and the Purchaser during normal business hours and upon reasonable prior notice, as the Seller may reasonably require for the purposes of reviewing the Claim Notice and resolving any disputes or responding to any matters or inquiries raised in the Claim Notice and shall use its reasonable best efforts to respond promptly, in good faith, and as fully and accurately as reasonably possible to inquiries from the Seller related to the foregoing.
Section 12.5    Third Party Claims. In the event that an Indemnified Party becomes aware of a Tax Audit or other third party Claim which such Indemnified Party believes may result in a Claim for indemnification pursuant to this Agreement (a “Third Party Claim”), the following shall apply:
(a)    Such Indemnified Party shall promptly notify the Seller (in the case of indemnification sought by a Purchaser Indemnified Party) or the Purchaser (in the case of indemnification sought by a Seller Indemnified Party), as the case may be, of such Third Party Claim (the “Third Party Claim Notice”) within the Survival Period provided for in Section 12.2. The Third Party Claim Notice shall describe in reasonable detail the facts giving rise or that could reasonably be expected to give rise to the Claim for indemnification hereunder that is the subject of the Third Party Claim Notice, the amount and the method of computation of the amount of such Claim, a reference to the provision of this Agreement upon which such Claim is based and all material documentation relevant to the Claim described in the Third Party Claim Notice (to the extent not previously provided under this Section 12.5(a)). A Third Party Claim Notice shall be given promptly following such Indemnified Party’s determination of facts or events that are reasonably expected to give rise to a Claim for indemnification hereunder; provided, that in respect of any action at law or suit in equity by or against a third Person as to which indemnification will be sought shall be given promptly after the action or suit is commenced. No delay in notifying such Indemnifying Party of such Third Party Claim in accordance with the terms of this Agreement shall affect an Indemnified Party’s rights, unless such Indemnifying Party is materially prejudiced thereby; provided, that such Third Party Claim Notice has been delivered within the applicable Survival Period for such Claim, as set forth in Section 12.2.
(b)    Subject to the provisions hereof, the Indemnifying Party on behalf of the Indemnified Party shall have the right to elect to assume and maintain control the defense and settlement (a) of any Third Party Claim (with counsel reasonably satisfactory to the Indemnified Party) by giving written notice of such election within forty-five (45) days after receipt of the Third Party Claim Notice; provided, further, that the Indemnifying Party shall not be entitled to assume and maintain control of the defense of the Third Party Claim if such Claim: (i) seeks an injunction or other equitable relief against the Indemnified Party or the Company; (ii) is asserted by or on behalf of a Governmental Entity or an Educational Agency; (iii) involves a claim that, in the good faith judgment of the Indemnified Party, the Indemnifying Party has failed or is failing to vigorously prosecute or defend; (iv) results in, or could reasonably be expected to result in, under applicable standards of professional conduct, a conflict of interest between the Indemnifying Party and the Indemnified Party in respect of such Third Party Claim; or (v) involves a claim related to matters set forth in Section 12.1(a)(vii). If the Indemnifying Party does not assume the defense of the Third Party Claim within such forty-five (45) day period or is not permitted to assume the defense of the Third Party Claim, then the Indemnified Party shall be entitled to assume and maintain control of the defense of the Third Party Claim.
(c)    The Indemnifying Party shall not settle or compromise any Third Party Claim without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld, conditioned or delayed if the following are satisfied: the terms of such settlement provide for (i) no obligation of any Indemnified Party other than the payment of money, (ii) no admission of wrongdoing, and (iii) a general release without exceptions from all liability in favor of the Indemnified Party. The Indemnifying Party shall not consent to any entry of judgment without the prior written consent of the Indemnified Party.
(d)    If the Indemnifying Party (i) does not so assume control of the defense of a Third Party Claim that it is permitted to assume under this Section 12.5, or (ii) is not entitled under Section 12.5(b) to assume the defense of a Third Party Claim, the Indemnified Party shall control such defense and the Indemnified Party may enter into any compromise or settlement that possesses the characteristics described in Section 12.5(c)(i), (ii) and (iii) on its behalf that is dispositive of the matter involved.
(e)    The party controlling the defense of any Third Party Claim (the “Controlling Party”) shall (i) permit the other party (the “Non-Controlling Party”) to participate, at its own expense, in the defense of such Third Party Claim, (ii) conduct the defense of such Third Party Claim with reasonable diligence and keep the Non-Controlling Party reasonably informed of material developments in such Third Party Claim at all material stages thereof, (iii) promptly submit to the Non-Controlling Party copies of all material pleadings, responsive pleadings, motions and other similar legal documents and papers received or filed in connection therewith, and (iv) permit the Non-Controlling Party and its counsel a reasonable opportunity to review all material legal papers to be submitted prior to their submission and consider in good faith any comments from the Non-Controlling Party and its counsel thereto so long as review and submission of comments does not adversely affect the Controlling Party’s ability to comply with deadlines associated with any Proceeding in which the Third Party Claim is pending.
Section 12.6    Exclusive Remedy. Except for the remedies (i) of specific performance and injunctive or other equitable relief to the extent expressly permitted in Section 14.14 or in the Nondisclosure Agreement and (ii) for Fraud, the remedies in this Article XII shall be the sole and exclusive remedies of the parties hereto with respect to this Agreement or any certificate delivered in connection herewith, in each case, that arise after the Closing for any and all Claims arising under, out of, or relating to this Agreement (or any other certificate delivered in connection herewith) and the transactions contemplated hereby, and no Person will have any other entitlement, remedy or recourse, whether in contract, tort or otherwise, it being agreed that all of such other remedies, entitlements and recourse are expressly waived and released by the parties to the fullest extent permitted by applicable Legal Requirements.
Section 12.7    Disbursements from Indemnification Escrow Account.
(a)    If any Purchaser Indemnified Party shall be entitled to recover any amounts from the Indemnification Escrow Account pursuant to this Agreement and funds then remain on deposit in the Indemnification Escrow Account, the Purchaser and the Seller shall promptly (and in any event within three (3) Business Days) provide a joint written instruction to the Escrow Agent to deliver such amounts to such Purchaser Indemnified Party (or any Person designated by such Purchaser Indemnified Party).
(b)    If, on the twelve (12) month anniversary of the Closing Date (the “Initial Release Date”), there are funds remaining in the Indemnification Escrow Account, then the Seller shall be entitled to receive an amount equal to the Reps and Warranties Escrow Amount minus the aggregate amount distributed from the Indemnification Escrow Account for indemnification pursuant to Section 12.1(a)(i) by wire transfer of immediately available funds to accounts designated in writing by the Seller; provided, however, that if prior to the Initial Release Date, the Seller has received one or more notices regarding indemnification Claims properly made under this Agreement for indemnification pursuant to Section 12.1(a)(i) that are unresolved on the Initial Release Date, then an amount equal to the lesser of (i) the amount of the aggregate Losses claimed in, and reasonably expected to be incurred in connection with, each such unresolved Claim, or (ii) the portion of the Reps and Warranty Escrow Amount remaining in the Indemnification Escrow Account, shall continue to be held by the Escrow Agent in the Indemnification Escrow Account to satisfy such Claims and any other amounts associated therewith that are payable pursuant to this Article XII; and, provided further, from time to time promptly after final resolution of each such Claim, the Seller and the Purchaser will authorize the Escrow Agent to disburse the portion of the Reps and Warranty Escrow Amount held for such resolved Claim to the Seller in the same manner described in this Section 12.7(b). The Purchaser and the Seller shall promptly (and in any event within three (3) Business Days) provide a joint written instruction to the Escrow Agent to deliver any funds pursuant to this Section 12.7(b).
(c)    If, on the twenty-four (24) month anniversary of the Closing Date (the “Escrow Termination Date”), there are funds remaining in the Indemnification Escrow Account, then the Seller shall be entitled to receive an amount equal to the Specific Indemnity Escrow Amount minus the aggregate amount distributed from the Indemnification Escrow Account for indemnification pursuant to Section 12.1(a) other than Section 12.1(a)(i) by wire transfer of immediately available funds to accounts designated in writing by the Seller; provided, however, that if prior to the Escrow Termination Date, the Seller has received one or more notices regarding indemnification Claims properly made under this Agreement for indemnification pursuant to Section 12.1(a) other than Section 12.1(a)(i) that are unresolved on the Escrow Termination Date, then an amount equal to the lesser of (i) the amount of the aggregate Losses claimed in, and reasonably expected to be incurred in connection with, each such unresolved Claim, or (ii) the portion of the Specific Indemnity Escrow Amount remaining in the Indemnification Escrow Account, shall continue to be held by the Escrow Agent in the Indemnification Escrow Account to satisfy such Claims and any other amounts associated therewith that are payable pursuant to this Article XII; and, provided further, from time to time promptly after final resolution of each such Claim, the Seller and the Purchaser will authorize the Escrow Agent to disburse the portion of the Specific Indemnity Escrow Amount held for such resolved Claim to the Seller in the same manner described in this Section 12.7(c). The Purchaser and the Seller shall promptly (and in any event within three (3) Business Days) provide a joint written instruction to the Escrow Agent to deliver any funds pursuant to this Section 12.7(c).
ARTICLE XIII
TERMINATION, EXPIRATION
Section 13.1    Termination. This Agreement may be terminated prior to the Closing as follows:
(a)    by mutual written consent of the Purchaser and the Seller;
(b)    by the Purchaser, on the one hand, or by the Seller, on the other hand, on or after the later of (i) 5:00 p.m., Arizona time, on February 28, 2022, or (ii) if any party hereto brings any claim, action or proceeding for injunction, specific performance or other equitable relief as provided in Section 14.14 prior to the date referenced in clause (i) above and against any other party hereto, the date that is five (5) Business Days after the date on which such claim, action or proceeding has been finally resolved pursuant to a final, non-appealable order, decree or ruling of a court of competent jurisdiction (“Outside Date”), if the Closing shall not have occurred by the close of business on such Outside Date; provided, that the right to terminate this Agreement pursuant to this Section 13.1(b) shall not be available to any party (or any Affiliate of such party) whose breach of any provision of this Agreement results in or causes the failure of the transactions contemplated hereby to be consummated on or before such time.
(c)    by the Seller, if: (i) there shall have occurred a breach of any of the Purchaser’s representations or warranties contained in this Agreement, which breach would give rise to the failure of a condition to closing set forth in Section 10.3(b), and such breach, if capable of being remedied, shall have continued unremedied until 5:00 p.m., Arizona time, on the earlier of the Outside Date or the date which is thirty (30) calendar days after the Purchaser has received written notice from the Seller of the occurrence of such breach or (ii) the Purchaser shall have breached any of the Purchaser’s covenants or agreements contained in this Agreement to be complied with or performed by it at or prior to the Closing, which breach would give rise to the failure of a condition to closing set forth in Section 10.3(b), and such breach, if capable of being remedied, shall have continued unremedied until 5:00 p.m. Arizona time, on the earlier of the Outside Date or the date which is thirty (30) calendar days after the Purchaser has received written notice from the Seller of the occurrence of such breach;
(d)    by the Purchaser, if: (i) there shall have occurred a breach of any of the Company’s or the Seller’s representations or warranties contained in this Agreement, which breach would give rise to the failure to satisfy a condition to closing set forth in Section 10.2(c), and such breach, if capable of being remedied, shall have continued unremedied until 5:00 p.m., Arizona time, on the earlier of the Outside Date or the date which is thirty (30) calendar days after the Seller and/or the Company has received written notice from the Purchaser of the occurrence of such breach or (ii) the Seller or the Company shall have breached any of their covenants or agreements contained in this Agreement to be complied with or performed by any of them at or prior to the Closing, which breach would give rise to the failure to satisfy a condition to closing set forth in Section 10.2(c), and such breach, if capable of being remedied, shall have continued unremedied until 5:00 p.m., Arizona time, on the earlier of the Outside Date or the date which is thirty (30) calendar days after the Seller and/or the Company have received written notice from the Purchaser of the occurrence at such breach; or
(e)    by the Seller or the Purchaser if there shall be in effect a final, non-appealable Order of a court of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby; provided, however, that the right to terminate this Agreement pursuant to this Section 13.1(e) shall not be available to any party (or any Affiliate of such party) whose breach of any provision of this Agreement results in or causes such Order or such party is not in compliance with any of its covenants or agreements contained in this Agreement to be complied with or performed by it at or prior to the Closing.
Section 13.2    Effect of Termination or Expiration of the Agreement. In the event of a termination of this Agreement pursuant to (a) Section 13.1(a), Section 13.1(b), or Section 13.1(e), each party shall pay the costs and expenses incurred by it in connection with this Agreement, or (b) Section 13.1(c) or Section 13.1(d), the non-terminating party shall promptly pay the costs and expenses incurred by both parties in connection with this Agreement. If this Agreement is validly terminated pursuant to Section 13.1 this Agreement shall become void and of no further force and effect, and none of the parties hereto shall have any further rights against or obligations to any of the other parties; provided, however, that the provisions of Section 1.1 (Definitions), Section 1.2 (Interpretation), Section 8.6 (Confidentiality), this Section 13.2 and Article XIV (and any related definition provisions throughout this Agreement) shall survive any such termination; and, provided, further, that such termination shall not relieve a party from any liability or damage resulting from a willful and material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement.
ARTICLE XIV
GENERAL
Section 14.1    Expenses. Except as otherwise provided in this Agreement, each party will bear its own expenses and costs incurred in connection with this Agreement and the transactions contemplated hereby, whether or not such transactions are consummated. The cost and expenses of obtaining the R&W Insurance Policy shall be borne by the Purchaser.
Section 14.2    Binding Effect and Assignment. This Agreement shall be binding upon and inure to the benefit of and be enforceable by each of the parties hereto and their respective successors and permitted assigns. This Agreement may not be assigned by any party hereto without the prior written consent of the other parties; provided, however, that the Purchaser may assign any or all of its rights under this Agreement to a wholly owned subsidiary.
Section 14.3    Waiver. Any provision of this Agreement may be amended only in a writing signed by the Purchaser, on the one hand, and the Company and the Seller, on the other hand. Any term or provision of this Agreement may be waived at any time by the party hereto entitled to the benefit thereof by a written instrument duly executed by such party. The failure of a party hereto to exercise or enforce a right, declare a default or breach or terminate this Agreement shall not affect in any manner the right of such party to take such action at any time in its sole discretion. No waiver of any provision hereunder or any breach or default thereof shall extend to or affect in any way any other provision or prior or subsequent breach or default.
Section 14.4    Notices. All notices, requests, demands, waivers, consents, approvals, or other communications which are required or permitted hereunder shall be in writing and shall be delivered personally, sent by reputable overnight courier service (e.g., Federal Express), sent by electronic transmission (with a copy sent by overnight courier service not later than the next Business Day), or sent by United States express mail, return receipt requested, postage prepaid, to the addresses set forth below:
If to the Purchaser (at any time) or if to the Company (after the Closing), to:

Universal Technical Institute, Inc.
4225 East Windrose Drive
Suite 200
Phoenix, Arizona 85032
Attention: Chris Kevane, SVP, Chief Legal Officer
Email: ckevane@uti.edu

with a copy (which shall not constitute notice) to:

DLA Piper LLP (US)
2525 East Camelback Road, Suite 1000
Phoenix, Arizona 85016
Attention: David P. Lewis
Email: david.lewis@dlapiper.com

If to Seller (at any time) or the Company (prior to Closing), to:

Victor Maruri
Email: vmauri@hcpcompany.com

with a copy (which copy shall not constitute notice) to:

Nixon Peabody, LLP
70 West Madison
Suite 3500
Chicago, Illinois 60602
Attention: Brian E. Krob
Email: bekrob@nixonpeabody.com

or to such other address or email address as the party hereto entitled to receive such notice may, from time to time, specify in writing to the other party. Any such notice shall be deemed given on the date sent by the Person sending such. In the event that any action or performance shall be due hereunder on a Saturday, Sunday or any legal holiday observed in Phoenix, Arizona, the time for such action or performance shall be extended until the end of the next Business Day.

Section 14.5    Governing Law; Jurisdiction; Service of Process. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the principles of conflicts of law thereof. Each party hereto hereby irrevocably submits to (a) the exclusive jurisdiction of the state courts or federal courts sitting in the State of Delaware, for purposes of any action, suit or other Proceeding arising out of this Agreement and the transactions contemplated hereby, and (b) the exclusive venue of such action, suit or other proceeding in the State of Delaware. The parties hereto irrevocably waive, to the fullest extent permitted by applicable Legal Requirements, any objection that they may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Each party hereto further agrees that service of process may be effected by mailing a copy of such process by registered or certified mail (or any substantially similar form of mail), postage prepaid, to such party at its address as provided in Section 14.4.
Section 14.6    WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY. THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS SECTION WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES HERETO IRREVOCABLY TO WAIVE THEIR RIGHT TO TRIAL BY JURY IN ANY SUCH ACTION OR PROCEEDING AND THAT ANY SUCH PROCEEDING WILL INSTEAD BE TRIED BY A JUDGE SITTING WITHOUT A JURY.
Section 14.7    Personal Liability. This Agreement (including the provisions of Article XII) shall not create or be deemed to create or permit any personal liability or obligation on the part of any direct or indirect stockholder, member or partner of the Seller or the Purchaser or any officer, director, manager, employee, agent, representative or investor of any party hereto.
Section 14.8    No Third-Party Beneficiaries. Except with respect to the provisions of Article XII, which shall inure to the benefit of the Indemnified Parties, no provision of this Agreement is intended to benefit, or be enforceable by, any Person other than the signatories hereto.
Section 14.9    Severability. Any provision of this Agreement which is invalid or unenforceable in any jurisdiction shall be ineffective to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.
Section 14.10    Schedules and Exhibits. The parties hereto agree that the Schedules and Exhibits attached hereto form an integral part of this Agreement and are incorporated into this Agreement by reference.
Section 14.11    Complete Agreement. This Agreement and the documents referred to herein (including the Nondisclosure Agreement) contain the complete agreement between the parties hereto and supersede any prior understandings, agreements or representations by or between the parties, written or oral, which may have related to the subject matter hereof in any way.
Section 14.12    Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of such counterparts together shall constitute but one and the same instrument. Delivery of an executed counterpart of a signature page by electronic transmission (including via .pdf) shall be as effective as delivery of a manually executed counterpart.
Section 14.13    Mutual Drafting. The parties hereto have participated jointly in the negotiation and drafting of this Agreement; accordingly, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted collectively by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provisions of this Agreement.
Section 14.14    Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement or any Transaction Document are not performed in accordance with their specific terms or are otherwise breached, including if the parties hereto fail to take any action required of them hereunder to consummate this Agreement. It is accordingly agreed that, in addition to any other applicable remedies at law or in equity, the parties hereto shall be entitled to seek an injunction or injunctions, without proof of damages, to prevent breaches of this Agreement or any Transaction Document and to enforce specifically the terms and provisions of this Agreement and any Transaction Document. If any party brings any action to enforce specifically the performance of the terms and provisions hereof by any other party, the party bringing such action may unilaterally extend the Outside Date (notwithstanding the termination provisions of Section 13.1), so long as the party bringing such action is actively seeking a court order for an injunction or injunctions or to specifically enforce the terms and provisions of this Agreement. The parties hereto further agree that (A) by seeking the remedies provided for in this Section 14.14, a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement in the event that the remedies provided for in this Section 14.14 are not available or otherwise are not granted, and (B) nothing set forth in this Section 14.14 shall require any party hereto to institute any Proceeding for (or limit any party’s right to institute any Proceeding for) specific performance under this Section 14.14 prior to or as a condition to exercising any termination right under Article XIII.
Section 14.15    Publicity. No public release or announcement concerning the transactions contemplated hereby shall be issued by a party hereto without the prior consent of the Purchaser and the Seller (which consent, in each case, shall not be unreasonably withheld, delayed or conditioned), except such release or announcement as may be required by any Legal Requirement in which case the party required to make the release or announcement shall, to the extent permitted by applicable Legal Requirements, allow the other party or parties reasonable time to comment on such release or announcement in advance of such issuance.
[Signatures on following page]

IN WITNESS WHEREOF, the parties hereto have duly caused this Stock Purchase Agreement to be executed on the date first written above.

PURCHASER:

UNIVERSAL TECHNICAL INSTITUTE, INC.

By: /s/ Jerome A. Grant
Name: Jerome A. Grant
Title: Chief Executive Officer

SELLER:

HCP ED HOLDINGS, LLC

By: /s/ Victor Maruri
Name: Victor Maruri
Title: Managing Partner

COMPANY:

HCP ED HOLDINGS, INC.

By: /s/ Victor Maruri
Name: Victor Maruri
Title: President

MIAT:

MICHIGAN INSTITUTE OF AERONAUTICS, INC. D/B/A MIAT COLLEGE OF TECHNOLOGY

By: /s/ Victor Maruri
Name: Victor Maruri
Title: Director

[Signature page to Stock Purchase Agreement]

EXHIBIT A

CANTON LEASE

EXHIBIT B

DISCLOSURE MEMORANDUM

EXHIBIT C

ESCROW AGREEMENT

EXHIBIT D

R&W INSURANCE POLICY BINDER